

2025 Annual Report

brookdale.com





OUR MISSION

Enriching the lives of those we serve
with compassion, respect, excellence, and integrity



OUR VISION

To be the nation's *first choice* in senior living

OUR CORNERSTONES



MORE THAN A JOB, A PASSION — Have fun and celebrate life every day.

DOING THE RIGHT THING TAKES COURAGE — Provide meaningful rewards for associates, residents, and shareholders.

WE SUCCEED THROUGH PARTNERSHIP — Work together as one team.

BUILT ON A FOUNDATION OF TRUST — Listen, understand, partner, and solve.



Dear Shareholders,

I joined Brookdale as Chief Executive Officer and as a member of the Board in October 2025 with excitement and passion for a stalwart company with very significant operational and financial upside potential within a compelling sector — the very same characteristics prized by you, our shareholders. Since my arrival, I have been heartened by all that I have found, including our more than 30,000 caring associates and our well-positioned portfolio of communities. I truly believe Brookdale is at the start of a great journey of improvement and growth.

First, let me state that Brookdale is, fundamentally, an operating company that is underpinned by a foundation of real estate. By that, I mean Brookdale is focused on the details of operations, because it is through operational excellence that we achieve our financial objectives. In my first seven months at Brookdale, I have made extensive regional visits and have had in-person touchpoints with leaders of well over a hundred of our communities, which are the bedrock of our company. I have found a company committed to delivering unmatched care to our residents, meaningful work and opportunity to our associates, and strong returns to our investors.

The Brookdale Opportunity

The Brookdale multiyear investment opportunity is compelling. On the demand side, 2026 is the year when the first baby boomers turn 80 years old. The Baby Boom dwarfs the prior generation in numbers, and the American population over 80 years old is anticipated to expand at a compound annual growth rate of 5% over the next decade.[1] The average move-in age across Brookdale's communities is 83 years old, and half of our total move-ins are between the ages of 80 and 90. Simply put, we are at the precipice of a demand surge for our services.

On the supply side, senior housing unit growth is at historic lows.[2] During 2025, the average number of senior housing units grew just 0.7% over the prior year — a growth rate significantly less than the anticipated demand. Units currently under construction and new community starts are also at multidecade lows. New development in senior housing typically requires three to five years before the first resident is received, highlighting that the total unit supply in the United States will soon be overwhelmed by the increased demand. This imbalance will likely persist for a prolonged period.

Based in large part on the industry supply-demand dynamics, Brookdale anticipates steadily increasing occupancy in our communities, and occupancy is the key driver of our economic model. During 2025, Brookdale occupancy climbed to 80.9% on a consolidated basis compared with 78.6% in 2024. The senior housing model involves relatively high fixed cost levels, and as we cross over approximately 80% occupancy, we leverage those fixed costs significantly and begin to see much higher flowthrough to operating income of each incremental move-in and resulting revenue.

We anticipate continued occupancy growth and fixed expense leverage in 2026 and beyond. With that, we believe we can deliver mid-teens growth of Adjusted EBITDA[3] over the next several years. Furthermore, we expect our financial leverage to decline meaningfully over the next several years.

Leadership Changes and Operations Reorganization

I was announced as Brookdale's Chief Executive Officer in October 2025, replacing a temporary "Office of the CEO" comprising our Board Chairman, Denise Warren; Chief Financial Officer, Dawn Kussow; and General Counsel, Chad White. I am thankful to that team for their stewardship and for the many positive steps taken during their tenure. We have since further streamlined our executive leadership reporting structure with the goal of having appropriate spans of control and clearly defined areas of focus.

My own background is primarily in operations leadership positions, including in senior housing, hospice, home health, and the hospitality industry — all of which help inform my perspective on optimizing Brookdale for today and looking forward.

In November, we further strengthened our executive leadership and operations team with the appointment of Mary Sue Patchett as Brookdale's Chief Operating Officer (COO), our first dedicated COO in more than a decade. Mary Sue has decades of operations leadership experience in senior housing, including here at Brookdale and with other providers, and she is already leveraging her experience, insights, and leadership skills to enhance our operating discipline and culture.

Brookdale, at its core, is an operating company, and it is vital for us to be structured as such. During the fourth quarter of 2025, Brookdale implemented its new regional operating structure, creating six distinct regional leadership teams that encompass all functions integral to senior living operations. Each region is led by a Vice President of Operations, reporting to the Chief Operating Officer. Effectively, this regionalization allows for better, quicker decision-making that is closer to the community level, allowing Brookdale to marry the nimbleness of a regional operator with the resources of a national



company. Further, pricing strategy, pricing analytics, pricing implementation, labor management, and capital deployment are now centralized nationally under a new position, Senior Vice President of Strategic Operations, who also reports to the COO.

Financial Achievements

Brookdale delivered on its 2025 financial guidance for revenue per available unit, or RevPAR,[4] and Adjusted EBITDA.[3] For 2025, Adjusted EBITDA increased 19% over 2024 to $458 million. Our 2025 year-over-year growth in RevPAR was 5.7%.

Brookdale's occupancy continues to improve, and we also see positive movement in addressing our lower-occupancy opportunity communities, a key focus of Brookdale's team. During the fourth quarter of 2025, Brookdale's consolidated weighted average occupancy reached 82.5%, and our same community average occupancy rose to 83.5% — both representing our highest occupancy levels since the beginning of the pandemic in the first quarter of 2020. Notably, our consolidated fourth quarter occupancy delivered a 310 basis point improvement over the prior-year quarter, and our business has considerable momentum as we enter 2026.

Operational Excellence

Brookdale is committed to delivering highly valuable services to seniors at a price point that reflects our high level of service. Over the near term, as occupancy continues to increase, Brookdale is focused on improving controllable expense management and margin through the leverage of fixed expenses while we remain focused on meeting our residents' needs and providing high-quality care and personalized service.

An example of Brookdale's ability to elevate quality is the continued expansion of our innovative Brookdale HealthPlus® platform, which works to improve residents' quality of life through care coordination and chronic condition management, resulting in the prevention of avoidable emergency room visits and hospitalizations. During 2025, we rolled out Brookdale HealthPlus into 58 additional communities across eight states, including three new states. This brings the Brookdale HealthPlus platform to a current total of more than 180 communities served.

Finally, we continue working to elevate our associate experience, as that in turn drives associate retention and, ultimately, elevates resident experience. One of the best measures of associates' experience at Brookdale is employee turnover. Turnover of our "Key 3" community leaders, meaning the Executive Director and the leaders of sales and clinical, improved again in 2025.

Our Key 3 turnover has improved a very significant 390 basis points over the past two years. Overall associate turnover across all positions also declined in 2025, and we have now nearly returned to the levels experienced before the pandemic.

Strategic Management of Portfolio and Capital Structure

In 2025, we continued to execute on our plans to simplify and streamline the business, rationalize our lease portfolio, and address our debt maturities. During the year, we executed a series of accretive transactions, and, as of 2025 year-end, more than 75% of our consolidated units are owned by Brookdale. Our leased portfolio has been significantly restructured such that remaining leases are economically advantageous to Brookdale, both at the current time and looking into the future, with effectively fixed lease escalators of less than 3%.

During 2025, we:



- Executed on our previously announced amendment to a 120-community Ventas, Inc. ("Ventas") master portfolio lease, through which we exited 55 leased communities. At the start of 2026, we commenced the restructured lease extension with Ventas for 65 high-performing communities; this lease extension includes significant landlord-funded capital expenditures. During 2025, Brookdale exited a total of 58 communities (6,466 units) through lease termination.

- Sold 12 owned communities (482 units) for proceeds of $26.1 million, net of transaction costs.

- Announced our intention to sell an additional 29 non-strategic and underperforming owned communities (2,364 units) by mid-year 2026, which will bring us to our intended go-forward portfolio of approximately 517 consolidated communities. These sales are expected to generate approximately $200 million in gross proceeds.

During the fourth quarter of 2025, we also completed debt refinancing transactions totaling $597 million. This refinancing activity addressed $546 million of mortgage debt that was scheduled to mature in 2026 and 2027. We intend to continue proactively addressing debt maturities in order to strengthen our balance sheet.

Collectively, these portfolio and capital structure activities enhance the quality of our owned and leased community portfolio, improve our growth trajectory, increase our strategic flexibility, and support continued value creation for our shareholders.

Brookdale Is Positioned to Capitalize on Powerful Industry Dynamics

Looking forward to 2026 and beyond, we are excited for Brookdale's outlook. As I described earlier in this letter, the supply-demand environment for senior housing is compelling, and we believe we have Brookdale strongly positioned to meet that opportunity head-on.

We expect to deliver strong RevPAR growth of 8% to 9% for 2026, with balanced increases in occupancy and rate, both enhanced by positive mix associated with last year's lease terminations as well as completed and ongoing owned community dispositions.

Through occupancy gains, pricing in excess of cost inflation, and operating leverage, we are committed to driving mid-teens Adjusted EBITDA growth both in 2026 and over the next several years.

We are thankful for our residents, our associates, and our shareholders for putting your trust in Brookdale. We remain confident in the intrinsic value of Brookdale, a company built upon a bedrock of specialized and scarce real estate. We remain confident in our ability to serve and care for seniors with excellence while being an employer of choice. Finally, we remain confident in our ability to drive durable shareholder value.

Best regards,

Nick Stengle
Chief Executive Officer
and Director

Forward-Looking Statements: Certain statements in this Letter to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties and include all statements that are not historical statements of fact and those regarding our intent, belief or expectations. See "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" on page 4 and "Risk Factors" beginning on page 20 of the Annual Report on Form 10-K included in this 2025 Annual Report for important factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from such forward-looking statements. Readers are cautioned not to place undue reliance on any of such forward-looking statements, which reflect management's views as of the date of this 2025 Annual Report.

1   "Projected Population by Single Year of Age, Sex, Race, and Hispanic Origin for the United States: 2022 to 2100," U.S. Census Bureau, Population Division, November 2023; target market age cohort defined as 75+.
2   NICMAP Trends, March 2026.
3   Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). For Adjusted EBITDA, see "Non-GAAP Financial Measures" section of the Annual Report on Form 10-K included in this 2025 Annual Report, for the Company's definition, reconciliation to the most comparable GAAP financial measure, and other important information regarding the use of the Company's non-GAAP financial measures. Reconciliation of the non-GAAP financial measure included in the forward-looking guidance to the most comparable GAAP financial measure is not available without unreasonable effort due to the inherent difficulty in forecasting the timing or amounts of items required to reconcile Adjusted EBITDA from the Company's net income (loss). Variability in the timing or amounts of items required to reconcile the measure may have a significant impact on the Company's future GAAP results.
4   See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Annual Report on Form 10-K included in this 2025 Annual Report for the Company's definition of RevPAR.

Your Story Continues, No Matter What Chapter You're In

In every Brookdale community, our residents live out stories of love, inspiration, perseverance, and connection that make us who we are.



We are proud to celebrate our centenarians, with more than 750 Brookdale residents age 100 or older. Among them are Elton and Betty, ages 101 and 100, a married couple who continue to share life side by side. Their story — and so many others — reflects the rich lives and lasting connections found throughout our communities.



Love takes many forms in our communities, from couples who meet at Brookdale and become companions to those who have shared decades together. The bond between residents Barbara and Tom remains strong as they support each other through a dementia diagnosis. Their story is a beautiful reminder of the resilience, care, and connection that define love.



At 99 years old, Brookdale resident Maggie continues to inspire those around her. She wakes up early to swim laps at least three times a week, staying active and doing what she loves. Maggie encourages others to get up, keep moving, and make the most of each day.



We are honored to celebrate the service of our veterans. Tom, a Brookdale resident, spent 20 years as a U.S. Air Force fighter pilot. He was awarded the Purple Heart for his bravery during the Vietnam War. We are grateful for Tom and the many veterans who call Brookdale home.



Helping Our Residents Stay Strong and Active



Brookdale celebrated its inaugural B-Fit Day, our signature workout designed for older adults. Hundreds of residents participated in a coordinated workout in honor of National Senior Health & Fitness Day. From strength to movement, residents embraced the opportunity to stay active while having fun — supported with the tools and programs that help them live well every day.

THE
GREY
TAKE
PRESENTED BY BROOKDALE

Supporting the Caregivers

Brookdale launched its new podcast, "The Grey Take," in 2025 to support family caregivers of older adults. Through thoughtful conversations and expert insights, the podcast offers guidance, encouragement, and practical resources — extending support beyond our communities to the families caring for those they love.

Check out "The Grey Take" on Apple Podcasts® or Spotify®!

OUR **PEOPLE**

~33K
ASSOCIATES

with the ability to serve

~51K
RESIDENTS

OUR **PLACES**

584
Communities

in **41 STATES**

74% Needs-Based Assisted Living and Memory Care



BROOKDALE MIX[1]

3%
23%
56%
18%

INDUSTRY MIX[2]

8%
38%
40%
14%

- Assisted Living
- Memory Care
- Independent Living
- Skilled Nursing Facility

WELL-RECOGNIZED
Leadership Position



Another Year of the Most Communities Recognized by U.S. News & World Report



Highly-fragmented competitive landscape with **~2,400** operators, **~90%** of which operate five or fewer communities[3]



#1 largest provider of senior living in the U.S.[4]

AWARDS











BEST INDEPENDENT LIVING U.S. News & World Report 2025

BEST ASSISTED LIVING U.S. News & World Report 2025

BEST MEMORY CARE U.S. News & World Report 2025

BEST CONTINUING CARE RETIREMENT COMMUNITY U.S. News & World Report 2025

MOST LOVED WORKPLACE® Certified 2025

1. Brookdale 4Q 2025 data based on consolidated portfolio.
2. Industry data from National Investment Center for Seniors Housing & Care (NIC) IL, AL, and MC units in NIC reported markets, NIC Supply Set 4Q 2025.
3. NIC Supply Set Q4 2025; NIC data subject to future revision; industry data does not include Brookdale.
4. "2025 ASHA 50 Operators," American Seniors Housing Association, August 2025; ASHA 50 rankings do not include properties where more than 30% of the units are licensed for skilled nursing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-32641

BROOKDALE SENIOR LIVING INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-3068069**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

105 Westwood Place, Suite 400, Brentwood, Tennessee	**37027**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code	**(615) 221-2250**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value Per Share	BKD	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.6 billion. The market value calculation was determined using a per share price of $6.96, the price at which the registrant's common stock was last sold on the New York Stock Exchange on such date.

As of February 17, 2026, 237,792,413 shares of the registrant's common stock, $0.01 par value, were outstanding (excluding restricted shares and restricted stock units).

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the registrant's Definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS
BROOKDALE SENIOR LIVING INC.

FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2025

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this Annual Report on Form 10-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties and include all statements that are not historical statements of fact and those regarding our intent, belief, or expectations. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "could," "would," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "believe," "project," "predict," "continue," "plan," "target," or other similar words or expressions, and include statements regarding our expected financial and operational results. These forward-looking statements are based on certain assumptions and expectations, and our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our assumptions or expectations will be attained and actual results and performance could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, events which adversely affect the ability of seniors to afford resident fees, including downturns in the economy, housing market, consumer confidence, or the equity markets and unemployment among resident family members; the effects of senior housing construction and development, lower industry occupancy, and increased competition; conditions of housing markets, regulatory changes, acts of nature, and the effects of climate change in geographic areas where we are concentrated; terminations of our resident agreements and vacancies in the living spaces we lease; changes in reimbursement rates, methods, or timing under governmental reimbursement programs including the Medicare and Medicaid programs; failure to maintain the security and functionality of our information systems, to prevent a cybersecurity attack or breach, or to comply with applicable privacy and consumer protection laws, including HIPAA; our ability to complete our capital expenditures in accordance with our plans; our ability to identify and pursue development, investment, and acquisition opportunities and our ability to successfully integrate acquisitions; competition for the acquisition of assets; our ability to complete pending or expected disposition, acquisition, or other transactions on agreed upon terms or at all, including in respect of the satisfaction of closing conditions, the risk that regulatory approvals are not obtained or are subject to unanticipated conditions, and uncertainties as to the timing of closing, and our ability to identify and pursue any such opportunities in the future; risks related to the implementation of our strategy, including initiatives undertaken to execute on our strategic priorities and their effect on our results; limits on our ability to use net operating loss carryovers to reduce future tax payments; delays in obtaining regulatory approvals; the risks associated with tariffs and the uncertain duration of trade conflicts; disruptions in the financial markets or decreases in the appraised values or performance of our communities that affect our ability to obtain financing or extend or refinance debt as it matures and our financing costs; our ability to generate sufficient cash flow to cover required interest, principal, and long-term lease payments and to fund our planned capital projects; the effect of any non-compliance with any of our debt or lease agreements (including the financial or other covenants contained therein), including the risk of lenders or lessors declaring a cross default in the event of our non-compliance with any such agreements and the risk of loss of our property securing leases and indebtedness due to any resulting lease terminations and foreclosure actions; the inability to renew, restructure, or extend leases, or exercise purchase options at or prior to the end of any existing lease term; the effect of our indebtedness and long-term leases on our liquidity and our ability to operate our business; increases in market interest rates that increase the costs of our debt obligations; our ability to obtain additional capital on terms acceptable to us; departures of key officers and potential disruption caused by changes in management; increased competition for, or a shortage of, associates, wage pressures resulting from increased competition, low unemployment levels, minimum wage increases and changes in overtime laws, and union activity; negative publicity with respect to any lawsuits, claims, or other legal or regulatory proceedings; costs to respond to, and adverse determinations resulting from, government inquiries, reviews, audits, and investigations; the cost and difficulty of complying with increasing and evolving regulation, including new disclosure obligations; changes in, or our failure to comply with, employment-related laws and regulations; environmental contamination at any of our communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us, including putative class action complaints; the risks associated with current global economic conditions and general economic factors on us or our business partners such as inflation, commodity costs, fuel and other energy costs, competition in the labor market, costs of salaries, wages, benefits, and insurance, interest rates, tax rates, tariffs, and geopolitical tensions or conflicts, the impact of seasonal contagious illness or other contagious disease in the markets in which we operate; actions of activist stockholders; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission ("SEC"), including those set forth under "Item 1A. Risk Factors" contained in this Annual Report on Form 10-K and elsewhere in this Annual Report on Form 10-K. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in such SEC filings. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect management's views as of the date of this Annual Report on Form 10-K. We cannot guarantee future results, levels of activity, performance or achievements, and, except as required by law, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained in this Annual Report on Form 10-K to reflect any change in our expectations with regard thereto or change in events, conditions, or circumstances on which any statement is based.

Item 1.   Business

Unless otherwise specified, references to "Brookdale," "we," "us," "our," or "the Company" in this Annual Report on Form 10-K mean Brookdale Senior Living Inc. together with its consolidated subsidiaries.

Our Business

We are the nation's premier operator of senior living communities, operating and managing 584 communities in 41 states as of December 31, 2025, with the ability to serve approximately 51,000 residents. We offer our residents access to a broad continuum of services across the most attractive sectors of the senior living industry. We operate and manage independent living, assisted living, memory care, and continuing care retirement communities ("CCRCs"). As of December 31, 2025, we owned 370 communities (33,262 units), leased 178 communities (10,608 units), and managed 36 communities (4,374 units).

Our senior living communities and our comprehensive network help to provide seniors with care, connection, and services in an environment that feels like home. Our expertise in healthcare, hospitality, and real estate provides residents with opportunities to improve wellness, pursue passions, make new friends, and stay connected with loved ones. By providing residents with a range of service options as their needs change, we provide greater continuity of care, enabling seniors to age-in-place, which we believe enables them to maintain residency with us for a longer period of time. The ability of residents to age-in-place is also beneficial to our residents' families who are concerned with care decisions for their elderly relatives.

Strategy

Our goal is to be the first choice in senior living by being the nation's most trusted and effective senior living provider. Brookdale is committed to its mission—to enrich the lives of those we serve with compassion, respect, excellence, and integrity. We continue to focus on operational excellence achieved through a culture of caring, with people serving people. Brookdale is committed to its foundation as an operating company. We intend to enrich lives and drive value for our residents, families, associates, and stockholders and are focused on operational excellence that will position us for growth and capitalize on positive trends in demand demographics, customer preferences, and lower new supply in the industry, while using our unique Brookdale differentiators and scale to our advantage. Our key strategic priorities are as follows:

- **Attract, engage, develop, and retain the best associates.** Brookdale's culture is one of people serving people. We believe engaged associates, who are committed to our mission and culture, lead to an enhanced resident experience, higher retention, and ultimately improved operations that drive accelerated growth. Through this strategic priority, we intend to deliver continued favorable progress toward our goal of reducing associate turnover and extending length of employment with Brookdale. We also intend to further support enhanced training programs for associates, educational and career development opportunities for associates, and a compelling value proposition for our associates in the areas of compensation, leadership, career growth, and meaningful work.

- **Earn resident and family trust and satisfaction by providing valued, high-quality care and personalized service.** We believe that fostering the continued trust of our residents and their families will allow us to build relationships that create passionate advocates and generate referrals. We intend to create a consistent high-quality experience for residents, including through the implementation and execution of our high-quality clinical, operational, dining, and resident engagement programs. We are a learning organization that uses multiple tools to obtain feedback from residents, their families, and our associates to improve our services to meet the changing needs of residents. As we lengthen our associates' tenure, we believe this will translate into an even better resident experience.

- **Operational excellence, resulting in increased revenue, disciplined expense management, and accelerated growth.** We believe that we provide highly valuable services to seniors, and we continually strive to expand the number of seniors we serve through targeted efforts to increase our occupancy levels while remaining focused on charging an appropriate rate for the services we provide. Over the near term, as occupancy continues to recover, we believe we can further improve controllable expense management and margin through leverage of fixed expenses while we continue to remain focused on meeting our residents' needs, providing high-quality care and personalized service, and remaining in compliance with applicable regulatory requirements. With this strategic priority, we are working to ensure that all communities are appropriately priced within their market. Through our targeted sales and marketing efforts, we plan to drive increased move-ins through enhanced outreach with impactful points of differentiation based on quality, clinical and healthcare expertise, a portfolio of choices, and high-quality, personalized service delivered by caring and engaged associates.

The above priorities coupled with robust supply-demand fundamentals are intended to provide long-term returns to our stockholders by driving organic growth through focusing on growing RevPAR (as defined below), Adjusted EBITDA (as defined below), and cash flow. We expect RevPAR will continue to be driven by both occupancy and RevPOR (as defined below) growth, propelled by (i) our strategic priorities, (ii) accelerating growth within our target demographic, and (iii) significantly lower supply growth. As occupancy grows, we anticipate benefiting from operating leverage, resulting in improving margins. With the combination of RevPAR growth and operating leverage, we expect to drive Adjusted EBITDA and cash flow increases.

Strategic innovation (including the execution of our healthcare strategy) remains an important factor for our long-term growth. We are regularly piloting programs in multiple areas with the intent to roll out successful initiatives to accelerate our growth potential. We also plan to continue to explore additional products and services that we may offer to our residents or to seniors living outside of our communities and, where opportunities arise, we would expect to pursue development, investment, and acquisition opportunities to further enhance and grow our senior living portfolio.

- **Enhance healthcare and wellness.** We desire to enable those we serve to live well by offering our residents a high-quality healthcare and wellness platform. We believe Brookdale is uniquely positioned to be not only a partner to providers and payors, but to be the senior living leader in the value-based healthcare ecosystem. As an example, we have expanded our Brookdale HealthPlus® program to a growing number of communities in certain markets. Brookdale HealthPlus®, which is a community-based, technology-enabled, proactive care coordination program, is designed to help improve residents' quality of life through evidence-based preventative care coordination. We believe our Brookdale HealthPlus® program can be a key differentiator for Brookdale in the market. We also continue to pilot the expansion of our private duty services business to serve those living outside of our communities. We believe the successful execution of these initiatives will improve resident health and well-being and drive incremental revenue and value creation (including through increasing move-ins and extending residents' average length of stay resulting in increased occupancy).

- **Drive innovation and leverage technology.** We are engaged in a variety of innovation initiatives and over time plan to pilot and test new ideas, technologies, and operating models in order to enhance our residents' engagement and experience, improve outcomes, increase average length of stay and occupancy, further differentiate Brookdale in the market, and better support our senior living operations. We also plan to continue to invest in our technology platform, with the goal of identifying and implementing solutions to reduce complexity, increase productivity, lower costs, and increase our ability to collaborate with third parties.

- **Improve and grow our senior living portfolio.** As we continue to focus on driving organic growth in our business, in the near and longer term, we also intend to (i) exit certain non-strategic or underperforming owned assets when possible, (ii) exit or restructure underperforming leases as we approach lease maturity, where possible, (iii) expand our footprint and services in certain core markets, and (iv) explore further growth opportunities, such as opportunistic acquisitions (including potential acquisitions of currently leased assets) and other expansions of our senior living business, subject to capital availability. Over the longer term, we expect that we will also continue to invest in our development capital expenditures program through which we expand, reposition, and redevelop selected existing senior living communities where economically advantageous.

We believe that our successful execution on these strategic priorities and our longer-term growth plans will allow us to achieve our goal to improve profitability and be the first choice in senior living by being the nation's most trusted and effective senior living provider.

Recent Developments

Community Acquisitions

Diversified Healthcare Trust Portfolio Acquisition

In September 2024, we entered into a definitive agreement to acquire 25 senior living communities (875 units) that were leased by us from Diversified Healthcare Trust for a purchase price of $135.0 million. Effective February 27, 2025, we successfully closed the acquisition, which was funded with proceeds from mortgage financings and cash on hand. As of December 31, 2024, these communities were held in a triple-net lease with annualized cash rent payments of $10.2 million and an initial maturity of December 31, 2032.

Welltower Portfolio Acquisition

In September 2024, we entered into a definitive agreement to acquire five senior living communities (686 units) that were leased by us from Welltower Inc. ("Welltower") for a purchase price of $175.0 million. Effective February 27, 2025, we successfully closed the acquisition, which was funded through proceeds from mortgage financings and cash on hand. As of December 31, 2024, these communities were held in a triple-net lease with annualized cash rent payments of $13.7 million.

Community Dispositions

We have continued executing on our ongoing capital recycling program through which we have exited non-strategic or underperforming owned assets or leases. Such activities completed during the year ended December 31, 2025 included the sale of 12 owned communities (482 units) for proceeds of $26.1 million, net of transaction costs, and the disposal of 58 communities (6,466 units) through lease termination.

During 2026, we plan to sell 29 owned communities (2,364 units), which we believe will generate approximately $200.0 million of proceeds. The closings of the expected sales of assets are subject (where applicable) to our successful marketing of such assets on terms acceptable to us. Further, the closings of the expected sales of assets are, or will be, subject to the satisfaction of various conditions, including (where applicable) the receipt of regulatory approvals. There can be no assurance that the transactions will close or, if they do, when the actual closings will occur.

In December 2024, we and certain of our subsidiaries, and Ventas, Inc. ("Ventas") and certain of its subsidiaries, amended the existing master lease arrangement pursuant to which we, at the time of the amendment, leased 120 communities (10,180 units) previously subject to a maturity of December 31, 2025. As of January 1, 2026, we continue to lease 65 communities (4,055 units) under the master lease arrangement, which was extended through December 31, 2035 with one 10-year extension option remaining. The leases for the remaining 55 communities (6,125 units) ("Non-renewal Communities") were terminated during 2025, with such terminations commencing on September 1, 2025. As of January 1, 2026, we continued to manage eight of the Non-renewal Communities, which were not transitioned to other operators by December 31, 2025, at a management fee of 5% of managed revenue.

Mortgage Financings

In December 2025, we completed a series of financing transactions with multiple lenders totaling $596.9 million. Through these transactions, we refinanced all of our $346.3 million remaining 2026 mortgage debt maturities and $190.7 million of our 2027 mortgage debt maturities, while further strengthening our balance sheet. Refer to Note 7 to the consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data" for additional information on our recent mortgage debt financing transactions.

The Senior Living Industry

The senior living industry has undergone dramatic growth in the past several decades, marked by the emergence of assisted living communities in the mid-1990s, and it remains highly fragmented with numerous local and regional operators. According to data from the National Investment Center for the Seniors Housing & Care Industry ("NIC"), there were approximately 2,400 local and regional senior housing operators in the United States as of December 31, 2025, of which approximately 90% operated five or fewer communities. We are the largest of a limited number of operators that provide a broad range of community locations and service level offerings at varying price levels.

The industry attracted additional investment in the previous decade which resulted in increased construction and development of new senior housing supply. New community openings subjected the senior housing industry to oversupply and increased competitive pressures. Data from NIC shows that industry occupancy began to decrease starting in 2016 as a result of new openings and oversupply. During that time, we experienced an elevated rate of competitive new openings, with significant new competition opening in many markets, which adversely affected our occupancy, revenues, results of operations, and cash flow.

Beginning in early 2020, the COVID-19 pandemic resulted in additional occupancy pressure for our industry. NIC data shows that senior housing occupancy decreased for four consecutive quarters between March 31, 2020 and March 31, 2021, with nearly all markets falling to record low occupancy by the first quarter of 2021. Since the record low occupancy in 2021, NIC data shows that senior housing occupancy has returned to pre-pandemic levels through greater demand than historical levels, coupled with low inventory growth.

NIC data shows that new construction starts and openings for the senior housing industry have decreased significantly in recent years compared to the decade prior to the start of the COVID-19 pandemic. The recent impact of labor cost pressures, higher construction costs, elevated interest rates, and tighter credit conditions may continue to impact new constructions starts and competitive new openings for a period of time. In addition, lengthy pre-development and construction phases may continue to suppress supply growth in upcoming years.

The primary market for our senior living services is individuals age 75 and older. Due to demographic trends, and continuing advances in science, nutrition, and healthcare, the senior population will continue to grow. U.S. Census projections suggest that there will be over one million new potential residents per year for the next decade, and we believe that demand for senior care will increase as a result.

As seniors are living longer and this segment of the population rapidly grows, so will the number living with Alzheimer's disease and other dementias and the burden of chronic diseases and conditions. As a result of increased mobility in society, a reduction of average family size, and increased number of two-wage earner couples, families struggle to provide care for seniors and therefore look for alternatives outside of their family for care. There is a growing consumer awareness among seniors and their families regarding the types of services provided by senior living operators, which has further contributed to the demand for senior living services.

Additional challenges in our industry include increased state and local regulation have led to an increase in the cost of doing business. The regulatory environment continues to intensify in the number and types of laws and regulations affecting us, accompanied by increased enforcement activity by state and local officials. In addition, there continue to be various federal and state legislative and regulatory proposals to implement cost containment measures that would limit payments to healthcare providers in the future.

Competition

The senior living industry is highly competitive. We compete with numerous organizations, including not-for-profit entities, that offer similar communities and services, community-based service programs, retirement communities, convalescent centers, and other senior living providers. In general, regulatory and other barriers to competitive entry in the independent living, assisted living, and memory care sectors of the senior living industry are not substantial. Consequently, we may encounter competition that could limit our ability to attract and retain residents and associates, raise or maintain resident fees, and expand our business, which could have a material adverse effect on our occupancy, revenues, results of operations, and cash flows. Additionally, while we believe it has become increasingly difficult for newly developed senior living communities to compete at our price points, certain competitors may price aggressively in order to better capture market share. Our major senior housing competitors include Discovery Senior Living, Erickson Senior Living, LCS, and multiple regional providers with large localized market presence, as well as a large number of not-for-profit entities.

Over the long term we plan to evaluate and, where opportunities arise, pursue development, investment, and acquisition opportunities. The market for acquiring and/or operating senior living communities is highly competitive, and some of our present and potential senior living competitors have, or may obtain, greater financial resources than us and may have a lower cost of capital. In addition, several publicly-traded and non-traded real estate investment trusts ("REITs") and private equity firms have similar objectives as we do, along with greater financial resources and/or lower costs of capital than we are able to obtain. Partially as a result of tax law changes enacted through REIT Investment Diversification and Empowerment Act ("RIDEA"), we compete more directly with the various publicly-traded healthcare REITs for the acquisition of senior housing properties, the largest of which are Welltower and Ventas. Additionally, such REITs may have the ability to directly compete in the management of certain independent living facilities as a result of recent IRS rulings.

Our History

Brookdale Senior Living Inc. was formed as a Delaware corporation in June 2005 for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, Inc. and Alterra Healthcare Corporation, which had been operating independently since 1986 and 1981, respectively. In 2005, we completed our initial public offering of common stock, and in 2006, we acquired American Retirement Corporation, another leading senior living provider that had been operating independently since 1978. In 2011, we completed the acquisition of Horizon Bay, which was the then-ninth largest operator of senior living communities in the United States. In 2014, we completed our acquisition of Emeritus Corporation through a merger, which was the then-second largest operator of senior living communities in the United States. Since our acquisition of Emeritus, we have disposed of over 450 communities through sales of owned communities and terminations of triple-net lease obligations.

Segments

As of December 31, 2025, we had three reportable segments: Independent Living; Assisted Living and Memory Care; and CCRCs. These segments were determined based on the way that our chief operating decision maker organizes our business activities for making operating decisions, assessing performance, developing strategy, and allocating capital resources.

Communities that we own or lease are included in the Independent Living, Assisted Living and Memory Care, or CCRCs segment, as applicable. Communities that we manage on behalf of others are included in the All Other category. The table below shows the number of communities and units within each of our senior housing segments and the All Other category as of December 31, 2025.

	Communities	Units	% of Total Units	Average Number of Units per Community
Independent Living	53	9,137	18.9 %	172
Assisted Living and Memory Care	480	30,553	63.3 %	64
CCRCs	15	4,180	8.7 %	279
All Other	36	4,374	9.1 %	122
Total	584	48,244	100.0 %	83

For the year ended December 31, 2025, we generated 93.9% of our resident fee revenue from private pay residents, 4.8% from government reimbursement programs (primarily Medicaid and Medicare), and 1.3% from other payor sources. Our owned communities generated 66.5% of our resident fee revenue, and our leased communities generated 33.5% of our resident fee revenue. The table below shows the percentage of our resident fee and management fee revenue attributable to each of our segments or All Other category for the year ended December 31, 2025.

(in thousands)	Resident Fee and Management Fee Revenue	% of Total
Independent Living	$ 593,813	19.4 %
Assisted Living and Memory Care	2,103,303	68.9 %
CCRCs	345,596	11.3 %
All Other	10,853	0.4 %
Total resident fee and management fee revenue	$ 3,053,565	100.0 %

Further operating results and financial metrics from our three reportable segments are discussed further in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 19 to our consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data."

Our Community Offerings

We offer a variety of senior living communities in locations across the United States. We operate and manage independent living, assisted living, memory care, and continuing care retirement communities. The majority of our units are organized in campus-like settings or stand-alone communities offering multiple service levels.

Independent Living Communities

Our independent living communities are primarily designed for middle to upper income seniors who desire to live in a residential setting that feels like home, without the efforts of ownership. Some of our independent living residents choose to relocate to a community in a metropolitan area that is closer to their adult children. The majority of our independent living communities consist of both independent and assisted living units in a single community, which allows residents to age-in-place by providing them with a broad continuum of senior independent and assisted living services to accommodate their changing needs. While the number varies depending upon the particular community, as of December 31, 2025 approximately 80% of all of the units at our independent living communities were independent living units, with the balance of the units operating as licensed assisted living and memory care units.

Our independent living communities are generally large multi-story buildings with extensive common areas and amenities to support the lifestyle preferences of more independent seniors. Residents may choose from studio, one-bedroom, and two-bedroom units, depending upon the specific community. Each independent living unit is designed to feel and function like a private residence while providing residents with basic services such as dining service options, an emergency alert system, housekeeping, education and wellness programs, and recreational activities. Most of these communities also offer (either directly or through access to third-party service providers) custom tailored concierge and personal assistance/private duty services at an additional charge, which may include medication reminders, daily check-in, transportation, shopping, escort, and companion services.

In addition to the basic services, our independent living communities that include assisted living also provide residents with personal care and convenience service options to provide assistance with activities of daily living ("ADLs"). The levels of care provided to residents vary from community to community depending, among other things, upon the licensing requirements and healthcare regulations of the state in which the community is located.

Residents in our independent living communities are able to maintain their residency for an extended period of time due to the range of service options available (not including skilled nursing). Residents with physical frailties and higher level service needs can often be accommodated with supplemental services in their own units or, in certain communities, are cared for in a more structured and supervised environment on a separate wing or floor. These communities also generally have dedicated assisted living associates and separate assisted living dining rooms and activity areas.

Assisted Living and Memory Care Communities

Our assisted living and memory care communities offer housing and 24-hour assistance with ADLs for our residents. Residents typically enter an assisted living or memory care community due to a relatively immediate need for services that may have been triggered by a medical event. Our assisted living and memory care communities include both freestanding, multi-story communities with more than 50 units, as well as smaller, freestanding, single story communities. Although building layouts will vary depending on specific location, the community may include (i) private studio, one-bedroom, and one-bedroom deluxe apartments, or (ii) individual rooms for one or two residents in wings or "neighborhoods" scaled to a single-family home, that would include a living room, dining room, patio or enclosed porch, laundry room, and personal care area, as well as a care partner work station.

We also provide memory care services at freestanding memory care communities that are specifically designed for residents with dementia, including Alzheimer's disease and other forms of cognitive impairment. Our freestanding memory care communities average 39 units and some are part of a campus-like setting which includes a freestanding assisted living community. As of December 31, 2025, we provide memory care services at 312 of our communities, aggregating 8,353 memory care units across our segments. These communities include 100 freestanding memory care communities with 3,854 units included in our Assisted Living and Memory Care segment.

All residents at our assisted living and memory care communities are eligible to receive the basic care level, which includes ongoing health assessments, three meals per day and snacks, coordination of special diets planned by a registered dietitian, 24-hour staff assistance, assistance with medical care coordination, education and wellness programs, social and recreational activities designed for engagement, housekeeping, and personal laundry services. In some locations, we offer our residents exercise programs and programs designed to address needs associated with early stages of Alzheimer's disease and other dementias. For an additional cost at these communities, we offer higher levels of personal care services to residents who are more physically frail or require more frequent or intensive physical assistance or increased personal care and supervision due to cognitive impairments.

As a result of their progressive cognitive decline, residents at our memory care units typically require higher levels of personal care and services than in assisted living and therefore pay higher monthly service fees. Specialized services include assistance with ADLs, behavior management, and an activities program, the goal of which is to provide a normalized environment that supports residents' decreased functional abilities.

CCRCs

Our CCRCs are large communities that offer a variety of living arrangements and services to accommodate a broad spectrum of physical ability and healthcare needs. Most of our CCRCs have independent living, assisted living, memory care, and skilled nursing available on one campus or within the immediate area. Our residents of our CCRCs are generally seniors seeking a community that offers a broad continuum of care enabling them to age-in-place. Generally, these residents will initially enter the community as independent living residents and may, at a later time, advance into an assisted living, memory care, or skilled nursing area as their needs change. Residents can also enter the CCRCs directly into assisted living, memory care, or skilled nursing and, in some cases, may enter via the skilled nursing service line following an acute event and subsequently transfer from the skilled nursing unit to one of the other on-campus service lines.

Management Services

As of December 31, 2025, we managed a total of 36 communities (4,374 units) on behalf of others, which represented 9% of our senior housing capacity. Under our management arrangements, we receive management fees, which are generally determined by an agreed upon percentage of gross revenues (as defined in the management arrangement), as well as reimbursed expenses, which represent the reimbursement of certain expenses we incur on behalf of the owners.

Competitive Strengths

We believe our nationwide network of senior living communities is well positioned to benefit from the growth and increasing demand in the industry. Some of our most significant competitive strengths are:

- *Skilled management team with extensive experience*. Our senior management team has extensive experience in the senior living industry, including operating and managing a broad range of senior living assets, and related healthcare, hospitality, and real estate experience.

- *Geographically diverse, high-quality, purpose-built communities*. As of December 31, 2025, we operated a nationwide base of 584 communities in 41 states.

- *Ability to provide a broad spectrum of care*. Given our diverse mix of independent living, assisted living, memory care, and CCRCs communities, we are able to meet a wide range of our residents' needs. Through our comprehensive network of services, we help to provide seniors with care, connection, and services to support their lifestyle in an environment that feels like home. We believe that we are one of the few companies in the senior living industry with this capability and the ability to do so at scale on a national basis. We believe that our multiple service offerings create marketing synergies and cross-selling opportunities.

- *The size of our business allows us to realize cost and operating efficiencies*. We are the largest operator of senior living communities in the United States based on total capacity. The size of our business allows us to realize cost savings and economies of scale in the procurement of goods and services. Our scale also allows us to achieve increased efficiencies with respect to various community support functions. We intend to continue utilizing our expertise and size to capitalize on economies of scale resulting from our national platform to enhance our residents' experiences. Our geographic footprint and centralized infrastructure provide us with an operational advantage. We negotiate contracts for food, insurance, and other goods and services with the advantages that scale provides. In addition, we have and will continue to leverage our centralized community support functions such as finance, human resources, legal, information technology, and marketing to meet individualized community needs. Our size, geographic footprint, and emergency response expertise enables us to provide effective solutions for our resident population in adverse weather events. Many of these weather events may result in emergency evacuations. We have protocols and resources in place that allow our communities to be nimble and move our residents quickly but safely to other Brookdale communities or hotels as needed and respond to the event based on their individual circumstances. Part of this success is attributable to our practice of ensuring ample staff accompanies the evacuated residents, providing familiar faces and high quality level of care during difficult situations.

- *The size of our business allows us to participate in value-based care*. Due to the scale of residents we serve, our organization is uniquely positioned to collaborate with large hospitals, healthcare systems, and nationwide provider groups.

In today's healthcare landscape, where value-based care is a priority, providers seek strategic partners to close gaps in care and ensure individuals receive the services they need. Likewise, private insurance companies actively seek partnerships to help improve quality outcomes for their members while reducing overall healthcare costs. We bring a distinct advantage by offering communities that are strategically located within proximity of each other and by being able to replicate our model across multiple markets and states. This geographic presence and scalability make us an ideal partner for healthcare companies aiming to expand their impact and achieve system-wide goals. Our innovative clinical model is designed to align with healthcare providers' objectives, focusing on delivering care directly within our communities. By emphasizing preventive care and effective management of chronic conditions, we aim to reduce unnecessary emergency room visits and hospitalizations. This approach improves the convenience and quality of care for residents and aligns with broader healthcare goals of cost reduction and improved health outcomes.

Seasonality

Our senior housing business has typically experienced some seasonality, which we experience in certain regions more than others, due to weather patterns, geography, and higher incidence and severity of flu and other illnesses during winter months. Although our seasonal pattern varies from year to year, our average monthly occupancy generally begins to decline sequentially toward the end of the fourth quarter of the year, and we generally expect average monthly occupancy to begin to increase towards the end of the second quarter each year with the third quarter historically being the highest occupancy growth period of the year. Utility expenses trend seasonally high in the first quarter and third quarter of each year. Facility operating expenses, such as labor, food, and supplies also trend higher in the second half of the year compared with the first half due to an increased number of working days.

Operations

Operations Overview

We have implemented intensive standards, policies and procedures, and systems, including detailed associate resources and training, which we believe have contributed to high levels of customer service. Further, we believe our centralized community support infrastructure allows our community-based leaders and personnel to focus on resident care and family connections.

We recently introduced a new operating structure. It is designed to focus on delivering operational excellence throughout our entire company from our communities to our national centers of excellence that are at our community support center. We have six strategic focused regions led by regional vice presidents with approximately 100 communities each, and they are leading the strategy, execution, and accountability in their markets under one Chief Operating Officer, who also manages the function of key operations departments. We believe that with decision responsibility focused regionally, we are faster to respond to our communities, and we can improve performance-driven actions. On a national level, Brookdale centers of excellence provide expert leadership, best practices, research, training, and key operational support that drives operational excellence. The alignment of these cross-functional leaderships at the regional and national levels we believe will allow us to leverage the scale of the nation's largest operator and execute with the nimbleness of a regional provider.

Community Support Functions

We have developed a centralized support infrastructure and services platform, which we believe provides us with a significant operational advantage over local and regional operators of senior living communities. The size of our business also allows us to achieve increased efficiencies with respect to various community support functions such as procurement, human resources, finance, accounting, legal, information technology, and marketing. We are also able to realize cost efficiencies in the purchasing of food, supplies, insurance, benefits, and other goods and services. In addition, we have established centralized operations groups to support all of our service lines and communities in areas such as training, regulatory affairs, asset management, dining, clinical services, sales, resident engagement, marketing, and procurement. We have also established company-wide policies and procedures relating to, among other things: resident care; community design and community operations; billing and collections; accounts payable; finance and accounting; risk management; development of associate training materials and programs; advertising and marketing activities; the hiring and training of management and other community-based personnel; compliance with applicable local and state regulatory requirements; and implementation of our acquisition, development, and leasing plans.

Community Staffing and Training

Each community has an Executive Director responsible for the overall day-to-day operations of the community, including the community's associate relations, resident and family engagement and connection, financial performance, and regulatory compliance. Each Executive Director receives specialized training developed by our learning and development associates. In addition, a portion of each Executive Director's compensation is directly based on the operating performance of the community, community associate turnover, and resident and family satisfaction. We continue to take actions intended to simplify the role of our Executive Director to allow them to focus on our residents and their families and our associates. We believe that the quality of our communities, coupled with support provided by our community support infrastructure has enabled us to attract high-quality, professional community Executive Directors.

Depending upon the size and type of the community, each Executive Director is supported by key leaders, a Health and Wellness Director (or nursing director), and/or a Sales Director. The Health and Wellness Director is directly responsible for day-to-day care of our assisted living, memory care, and skilled nursing residents. The Sales Director oversees the community's sales, marketing, and community outreach programs. Other key positions supporting each community may include individuals responsible for dining services, healthcare services, resident activities, housekeeping, transportation, and maintenance.

We believe that quality of care and operating efficiency can be maximized through direct resident and associate interaction. Associates involved in resident care, including administrative associates, are trained in support and care protocols, including emergency response techniques. We have adopted formal training and evaluation procedures to help ensure quality care for our residents. We have comprehensive policy and procedure manuals and hold regular training sessions for management and non-management associates at each community.

Quality Assurance

We maintain quality assurance programs at each of our communities overseen by our community support associates. Our quality assurance programs are designed to achieve a high degree of resident and family member satisfaction through the care and services that we provide. Our quality control measures include, among other things, community inspections conducted by community support associates on a regular basis. These inspections cover the appearance of the exterior and grounds; the appearance and cleanliness of the interior; the professionalism and friendliness of associates; quality of resident care (including assisted living and memory care services and nursing care); the quality of activities and the dining program; observance of residents in their daily living activities; and compliance with government regulations. Our quality control measures also include the survey of residents and family members on a regular basis to monitor their perception of the quality of services we provide to residents.

In order to foster a sense of belonging and engagement, as well as to respond to residents' needs and desires, at many of our communities, we have established a resident council or other resident advisory committees that meet periodically with the Executive Director of the community. These committees promote resident involvement and satisfaction and enable community management to be more responsive to their residents' needs and desires.

Marketing and Sales

Our marketing efforts are intended to create awareness of our brand and services to educate prospects and referral sources about the Brookdale difference. We meet prospects where they are in their journey, whether they are learning about senior living for the first time or need to schedule a visit at one of our communities. We target a variety of audiences who have a role in the decision-making process for senior housing and our healthcare services, including potential residents, their family members and referral sources, including the medical community (hospital discharge planners, physicians, skilled nursing facilities, home health agencies, and social workers), professional organizations, employer groups, clergy, area agencies for the elderly, and paid referral organizations. Our marketing associates develop strategies to promote our communities at the local market and national level. We execute an integrated marketing campaign approach, including local media and outreach programs, digital advertising, social media, print advertising, e-mail, direct mail, and special events, such as health fairs and community receptions. All online forms and many calls are handled by trained senior living advisors in our Brookdale Connection Center, who schedule visits directly to our communities. Certain resident referral programs have been established and promoted at many communities within the limitations of federal and state laws. We will continue to leverage and grow our Brookdale brand to win locally in the markets we serve.

Human Capital Resources

Our Associates

We are dedicated to enriching the lives of those we serve with compassion, respect, excellence, and integrity. We know that our success is dependent on attracting, engaging, developing, and retaining the best associates. As of December 31, 2025, we employed approximately 33,000 associates, 68% of whom were full-time. Approximately 1,300 centralized and regional community support associates support our community-based associates.

During 2025, we continued to focus on hiring the best associates and reducing turnover in order to decrease our use of more expensive premium labor. We continuously seek to ensure that our communities are staffed with the appropriate mix of full and part-time associates. By increasing the number of shifts staffed with our full- and part-time associates rather than contract labor, our contract labor costs have returned to pre-pandemic inflation-adjusted levels. We continue to work to reduce our reliance on overtime while remaining focused on meeting our residents' needs, providing high-quality care and personalized service, and remaining in compliance with applicable regulatory requirements. We continue to optimize our recruiting efforts to fill open positions, analyze wage rates in our markets, and make competitive adjustments.

Talent Acquisition, Engagement, Development, and Retention

We want to attract people who want to do challenging yet rewarding work and who want to make a difference in the lives of others. We want our associates to feel valued, to find purpose and meaning in their work, and to know they make an impact that stretches beyond the walls of the communities and offices. In order to attract high-quality talent, we offer competitive wages and benefits as well as opportunities to grow a career at Brookdale through education, training, and on-the-job development experiences.

Recruitment strategies

To attract individuals that are inspired by the opportunity to be part of something larger than themselves, we use a variety of strategies designed to recruit and hire diverse talent. We have strengthened our field recruiting strategies by collaborating closely with local operational leaders to understand current and future workforce needs. A key component of these recruiting strategies is enabling an agile, market, and region-based model that delivers targeted hiring support while continually enhancing our systems and processes. Additionally, we have expanded our efforts to recruit from military settings, including veterans and military spouse recruiting focuses. We actively partner with nursing schools, both nationally and locally, to encourage nursing students to pursue careers in assisted living and skilled nursing settings.

Development

We offer ongoing learning opportunities for our associates beyond the onboarding programs they participate in when they join Brookdale to ensure they have learning solutions available to them to build long-term careers at Brookdale and better serve our residents throughout their careers. Our Brookdale University provides training and leadership development for leaders across the organization. In addition to internal development opportunities, we have also developed a program to build business acumen skills to drive improved community performance, and associates continue to have opportunities for professional development through our advanced fee and tuition assistance programs.

Retention

We believe the performance of our individual communities and of our Company as a whole are directly correlated to the retention of our key community leaders. Our 2025 annual incentive plan included the strategic objective of retaining key community leadership (Executive Directors, Health and Wellness Directors, and Sales Directors) in our same community portfolio. As a result of our retention initiatives, including a focus on re-recruiting current associates and providing development solutions focused on building competencies, skills, and capabilities, our retention of key community leaders in our same community portfolio increased for 2025 compared to 2024.

Total Rewards

To attract and retain the best associates, we offer a competitive total rewards program, which we believe is an important aspect of our overall compensation. Both full-time and part-time associates are offered benefits, including a 401(k) retirement savings plan with the opportunity for matching contributions, as well as medical, dental, and other types of insurance. In 2025, approximately half of our eligible full-time associates participated in our medical plans.

We also know maintaining overall well-being is important, which is why we offer benefits to cover a spectrum of needs. For example, all associates have access to free short-term counseling and well-being coaching. Associates enrolled in a Brookdale medical plan are also eligible to participate in a free coach-led digital program for weight loss, diabetes management and reversal, digestive health, menopause, as well as chronic back, knee, or hip pain. We also recognize the importance of financial wellbeing, which is why we offer access to a financial wellness program for all associates.

Welcoming and Inclusive Environment

To attract and retain associates, we are committed to maintaining a welcoming and inclusive environment built on a foundation of trust, partnership, courage, and passion where people have an equal chance to grow and succeed. We support our associates by providing an open door policy, offering training to help our people grow and to understand our commitment to providing a workplace free from discrimination and harassment, consistently enforcing our policies, and maintaining the expectation that all our associates will be treated with dignity and respect. We define diversity as the representation of associates from different groups, ideas, perspectives, and values. We define inclusion as a culture of policies and practices that actively engages and provides each of our associates with the opportunity to be successful at Brookdale.

We believe an inclusive and diverse culture can help achieve our mission by:

- Attracting and retaining the best talent by recruiting from a broad array of backgrounds for all levels of the organization and investing in our talent;
- Increasing growth, productivity, and engagement by fostering a workplace where all associates feel valued and contribute to their fullest potential;
- Making Brookdale the place for top talent, driving outstanding service for our residents, and increasing stockholder value; and
- Equipping our associates with resources to serve the changing demographics and needs of residents.

Industry Regulation

The regulatory environment surrounding the senior living industry continues to intensify in the number and type of laws and regulations affecting it. Federal, state, and local officials are increasingly focusing their efforts on enforcement of these laws and regulations. This can be particularly true for large for-profit, multi-community providers like us. Some of the laws and regulations that impact our industry include: state and local laws impacting licensure, protecting consumers against unfair and deceptive trade practices, and generally affecting the communities' management of property and equipment and how we otherwise conduct our operations, such as fire, health, safety, and privacy laws and regulations; federal and state laws governing Medicare and Medicaid, which regulate reimbursable costs, rates, quality of services, quality of care, food service, resident rights (including abuse and neglect) and fraud; federal and state residents' rights statutes and regulations; anti-kickback and physician self-referral ("Stark") laws; safety and health standards set by the Occupational Safety and Health Administration ("OSHA"); and federal, state, and local employment-related laws and regulations. We are unable to predict the future course of federal, state, and local legislation or regulation. Changes in the regulatory framework could have a material adverse effect on our business.

State and Local Regulation and Licensing

Many senior living communities and private duty home care agencies are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. Although requirements vary from state to state, these requirements may address, among others, the following: personnel education, training, and records; community services; staffing; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; emergency power generator requirements; professional licensing and certification of staff; and resident rights and responsibilities. In several of the states in which we operate there are different levels of care that may be provided based on the level of licensure. In several of the states in which we operate assisted living and memory care communities, skilled nursing facilities or home care agencies require a certificate of need before a community or agency may be opened or the services at an existing community may be expanded. Senior living communities may also be subject to state and/or local building, zoning, fire, and food service codes and must be in compliance with these local codes before licensing or certification may be granted. These laws and regulatory requirements could affect our ability to expand into new markets and to expand our services and communities in existing markets.

Unannounced surveys or inspections may occur annually, bi- or tri-annually, or following a regulator's receipt of a complaint about a provider. From time to time in the ordinary course of business, we receive survey reports from state or federal regulatory bodies citing deficiencies resulting from such inspections or surveys. Most inspection deficiencies are resolved through a plan of corrective action relating to the community's operations, but the reviewing agency may have the authority to take further action against a licensed or certified community, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions or denial of payment for admissions, loss of certification as a provider under federal and/or state reimbursement programs, or imposition of other sanctions, including criminal penalties. Loss, suspension, or modification of a community license may also cause us to default under our debt and lease documents and/or trigger cross-defaults. Sanctions may be taken against providers or facilities without regard to the providers' or facilities' history of compliance. In addition, states' Attorneys General vigorously enforce consumer protection laws as those laws relate to the senior living industry. State Medicaid Fraud and Abuse Units may also investigate assisted living and memory care communities even if the community or any of its residents do not receive federal or state funds. We may also expend considerable resources to respond to federal and state investigations or other enforcement action under applicable laws or regulations (including investigations and actions by state Attorneys General and other state and local authorities). To date, none of the deficiency reports received by us has resulted in a suspension, fine, or other disposition that has had a material adverse effect on our revenues, results of operations, or cash flows. However, any future substantial failure to comply with any applicable legal and regulatory requirements could result in a material adverse effect to our business as a whole.

Regulation of the senior living industry is evolving at least partly because of the growing interests of a variety of advocacy organizations and political movements attempting to standardize regulations for certain segments of the industry, particularly assisted living and memory care. Our operations could suffer from future regulatory developments, such as federal assisted living and memory care laws and regulations, as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials or an increase in the number of citations that can result in civil or criminal penalties. Certain current state laws and regulations allow enforcement officials to make determinations on whether the care provided by one or more of our communities exceeds the level of care for which the community is licensed. Furthermore, certain states may allow citations in one provider or community to impact other providers or communities in the state. Revocation or suspension of a license, or a citation, at a given provider or community could therefore impact our ability to obtain new licenses or to renew existing licenses at other locations, which may also cause us to be in default under our loan or lease agreements and trigger cross-defaults or may also trigger defaults under certain of our credit agreements, or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one community's or agency's citation will impact another of our communities or agencies, this will also increase costs and result in increased surveillance by the state survey agency. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, including increased enforcement brought about by advocacy groups, in addition to federal and state regulators, our operations could be adversely affected. Any adverse finding by survey and inspection officials may serve as the basis for false claims lawsuits by private plaintiffs and may lead to investigations under federal and state laws, which may result in civil and/or criminal penalties against the community or individual.

Regulation Against Fraud, Abuse, and False Claims

There are various extremely complex federal and state laws governing a wide array of referrals, relationships, and arrangements and prohibiting fraud by healthcare providers, including those in the senior living industry, and governmental agencies are devoting increasing, and, in some case, significant, attention and resources to such anti-fraud initiatives. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Balanced Budget Act of 1997 expanded the penalties for healthcare fraud. With respect to our participation in federal healthcare reimbursement programs, the government or private individuals acting on behalf of the government may bring an action under the False Claims Act alleging that a healthcare provider has defrauded the government and seek treble damages for false claims and the payment of additional monetary civil penalties. The False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government's recovery. Because of these incentives, so-called "whistleblower" suits have become more frequent.

Additionally, because we operate communities that participate in federal and/or state healthcare reimbursement programs, we are subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent, or are for items or services that were not provided as claimed. Similar state laws vary from state to state. Violation of any of these laws can result in loss of licensure, citations, sanctions, and other criminal or civil fines and penalties, the refund of overpayments, payment suspensions, or termination of participation in Medicare and Medicaid programs, which may also cause us to default under our debt and lease documents and/or trigger cross-defaults.

Anti-Kickback Regulation

We are subject to certain federal and state laws that regulate financial arrangements by healthcare providers, such as the federal Anti-Kickback Statute, the Stark laws, and certain state referral laws. The federal Anti-Kickback Statute makes it unlawful for any person to offer or pay (or to solicit or receive) "any remuneration ... directly or indirectly, overtly or covertly, in cash or in kind" for referring or recommending for purchase any item or service which is eligible for payment under the Medicare and/or Medicaid programs. Authorities have interpreted this statute very broadly to apply to many practices and relationships between healthcare providers and sources of patient referral. If we were to violate the federal Anti-Kickback Statute, we may face criminal penalties and civil sanctions, including fines and possible exclusion from government reimbursement programs, which may also cause us to default under our debt and lease documents and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our business, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.

Confidentiality and Privacy Regulation

We are subject to federal and state laws designed to protect the confidentiality of patient health information. The United States Department of Health and Human Services has issued rules pursuant to HIPAA relating to the privacy of such information. Rules that became effective in 2003 govern our use and disclosure of health information at certain HIPAA covered communities. We established policies and procedures to comply with HIPAA privacy and security requirements at these communities. We were required to be in compliance with the HIPAA rule establishing administrative, physical, and technical security standards for health information by 2005. To the best of our knowledge, we are in compliance with these rules. States have continued to enact and enforce comprehensive privacy laws and regulations addressing individual consumer rights regarding data protection and/or transparency. These legislative and regulatory developments will continue to influence the design and operation of our business and our privacy and security efforts.

Employment-Related Regulation

We are also subject to an increasing and wide variety of federal, state, and local employment-related laws and regulations which govern matters including, but not limited to, wage and hour requirements, equal employment opportunity obligations, leaves of absence and reasonable accommodations, employee benefits, the right of employees to engage in protected concerted activity (including union organizing), and occupational health and safety requirements. Because labor represents such a large portion of our operating expenses, changes in federal, state, and local employment-related laws and regulations could increase our cost of doing business. Furthermore, any failure to comply with these laws can result in significant protracted litigation, government investigation, penalties, or other damages which could harm our reputation and have a material adverse effect on our business.

Medicare and Medicaid Programs

Reimbursements from Medicare and Medicaid represented 1.2% and 3.6%, respectively, of our consolidated resident fee revenue for the year ended December 31, 2025. Medicare and Medicaid reimbursements represented 15.3% of our CCRCs' resident fee revenue during such period.

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and certain disabled persons. We receive revenue for our skilled nursing services from Medicare. Medicaid is a medical assistance program administered by each state, funded with federal and state funds pursuant to which healthcare benefits are available to certain indigent or disabled patients. We receive reimbursements under Medicaid for certain of our CCRC communities and through state Medicaid waiver programs for many of our skilled nursing and assisted living and memory care units.

Reimbursement levels under the Medicare and Medicaid programs may not remain at levels comparable to present levels or may not be sufficient to cover the costs allocable to patients eligible for reimbursement. Medicare reimbursement for skilled nursing services is subject to fixed payments under the Medicare prospective payment systems. In accordance with Medicare laws, the Centers for Medicare & Medicaid Services ("CMS") makes annual adjustments to Medicare payment rates.

Medicaid reimbursement rates for many of our assisted living and memory care communities also are based upon fixed payment systems. Generally, these rates are adjusted annually for inflation. However, those adjustments may not reflect actual increases of the cost of providing healthcare services. In addition, Medicaid reimbursement can be impacted negatively by state budgetary pressures, which may lead to reduced reimbursement or delays in receiving payments.

The Medicare and Medicaid reimbursement programs are highly regulated, involve significant administrative discretion, and are subject to frequent and substantial legislative, administrative, and interpretive changes, which may significantly affect reimbursement rates and the methods and timing of payments made under these programs. As a result of our participation in such programs, we are subject to government reviews, audits, and investigations to verify compliance with these programs and applicable laws and regulations. CMS has engaged third-party firms to review claims data to evaluate appropriateness of billings. In addition to identifying overpayments, audit contractors can refer suspected violations to government authorities. An adverse outcome of government scrutiny may result in citations, sanctions, other criminal or civil fines and penalties, the refund of overpayments, payment suspensions, or termination of participation in Medicare and Medicaid programs.

Environmental Matters

Under various federal, state, and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal, or remediation of certain hazardous or toxic substances, including, among others, petroleum and materials containing asbestos, that could be located on, in, at, or under a property, regardless of how such materials came to be located there. Additionally, such an owner or operator of real property may incur costs relating to the release of hazardous or toxic substances, including government fines and payments for personal injuries or damage to adjacent property. The cost of any required investigation, remediation, removal, mitigation, compliance, fines, or personal or property damages and our liability therefore could exceed the property's value and/or our assets' value. The presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents, retain existing residents, to borrow using such property as collateral, or to develop or redevelop such property. Such laws impose liability for investigation, remediation, removal, and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third-party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release, or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Moreover, the imposition of such liability upon us could be joint and several, which means we could be required to pay for the cost of cleaning up contamination caused by others who have become insolvent or otherwise judgment proof. We do not believe that we have incurred such liabilities that would have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Our operations are subject to regulation under various federal, state, and local environmental laws, including those relating to: the handling, storage, transportation, treatment, and disposal of medical waste products generated at our communities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment; and protection of the environment and natural resources in connection with development or construction of our properties.

Some of our communities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents, including, for example, blood-contaminated bandages, swabs and other medical waste products, and incontinence products of those residents diagnosed with an infectious disease. The management of infectious medical waste, including its handling, storage, transportation, treatment, and disposal, is subject to regulation under various federal, state, and local environmental laws. These environmental laws set forth the management requirements for such waste, as well as related permit, record-keeping, notice, and reporting obligations. Our communities' engagement of waste management companies for the proper disposal of all infectious medical waste does not immunize us from alleged violations of such medical waste laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed. Any finding that we are not in compliance with environmental laws could adversely affect our business, financial condition, results of operations, and cash flow.

Federal regulations require building owners and those exercising control over a building's management to identify and warn, via signs and labels, their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. The regulations also set forth employee training, record-keeping requirements, and sampling protocols pertaining to asbestos-containing materials and potential asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potential asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials and potential asbestos-containing materials in which we have invested. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling, and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation, or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, contaminants in drinking water, radon, and/or other substances at any of the communities we own or may acquire may lead to the incurrence of costs for remediation, mitigation, or the implementation of an operations and maintenance plan. Furthermore, the presence of mold, lead-based paint, contaminants in drinking water, radon, and/or other substances at any of the communities we own or may acquire may present a risk that third parties will seek recovery from the owners, operators, or tenants of such properties for personal injury or property damage. In some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a community to retain or attract residents and could adversely affect a community's market value.

We believe that we are in material compliance with applicable environmental laws. We are unable to predict the future course of federal, state, and local environmental regulation and legislation. Changes in the environmental regulatory framework (including legislative or regulatory efforts designed to address climate change) could have a material adverse effect on our business.

<u>**Available Information**</u>

Information regarding our community and service offerings can be found at our website, www.brookdale.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports are available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC, at the following address: www.brookdaleinvestors.com. The information within, or that can be accessed through, our website addresses is not part of this report.

Item 1A.   Risk Factors

Our business faces significant risks and uncertainties. The discussion below addresses the most material factors, of which we are currently aware, that could affect our business, financial condition, results of operations, cash flow, liquidity, stock price, and future prospects. However, other factors not currently known to us or that we currently deem immaterial could also adversely affect our business, financial condition, results of operations, cash flow, liquidity, stock price, and future prospects. Therefore, the risk factors below should not be considered a complete list of potential risks that we may face. If any of these risks actually occurs, our business, financial condition, results of operations, cash flow, liquidity, stock price, and future prospects could be materially and adversely affected. The ordering of the risk factors below is not intended to reflect an indication of priority or likelihood.

<u>Business, Operations, and Strategy</u>

Due to the dependency of our revenues on private pay sources, events which adversely affect the ability of seniors to afford our resident fees (including downturns in the economy, housing market, consumer confidence, or the equity markets, increased inflation, and unemployment among resident family members) could cause our occupancy, revenues, results of operations, and cash flow to decline.

Costs to seniors associated with independent living, assisted living, and memory care communities are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. For the year ended December 31, 2025, we generated 93.9% of our consolidated resident fee revenue from private pay residents. Only seniors with income or assets meeting or exceeding the comparable median in the regions where our communities are located typically can afford to pay our monthly resident fees. Economic downturns, increased inflation, softness in the housing market, higher levels of unemployment among resident family members, lower levels of consumer confidence, stock market volatility, and changes in demographics could adversely affect the ability of seniors to afford our resident fees. If we are unable to retain and attract seniors with sufficient income, assets, or other resources required to pay the fees associated with independent living, assisted living, and memory care services and other service offerings, our occupancy, revenues, results of operations, and cash flow could decline. We have recently made the annual rate adjustment effective January 1, 2026 for our in-place private pay residents. The average increase was again higher than our typical annual rate adjustment in order to help offset our increased costs as a result of general cost inflation and investments in our communities and other corporate initiatives (including information systems and other strategic projects). Due to the competitive environment for new residents in our industry, our rate adjustments could slow our occupancy growth or result in a decrease in occupancy in our communities. Any use of promotional or other discounting would offset a portion of such rate adjustments in our RevPAR and RevPOR results. In addition, the rate adjustment may not be sufficient to offset our increased costs. The increase we implemented in January 2026 (and any rate increases that we implement in future years) could also result in a higher amount of attrition among our residents, which could negatively impact our occupancy, revenues, results of operations, and cash flows.

Senior housing construction and development, lower industry occupancy, and increased competition, may have an adverse effect on our occupancy, revenues, results of operations, and cash flow.

The senior living industry is highly competitive. We compete with numerous organizations, including not-for-profit entities, that offer similar communities and services, community-based service programs, retirement communities, convalescent centers, and other senior living providers. In general, regulatory and other barriers to competitive entry in the independent living, assisted living, and memory care sectors of the senior living industry are not substantial. In the decade prior to start of the COVID-19 pandemic in 2020, the industry historically attracted investments resulting in continuous increases in construction and development of new senior housing supply, and if this development were to return to pre-pandemic levels, it could result in increased competition. In addition, certain competitors may price aggressively in order to capture market share. Further, our competitors or other third parties may incorporate advanced technology, including artificial intelligence, into their business operations or services more quickly or more successfully than us, which could impair our ability to compete effectively. Such advances in technology and at-home services may also permit more seniors to age-in-place at home and could have an impact on the demand for senior living communities. We compete for residents on the basis of resident and family member satisfaction, reputation, location, service offerings, our communities' physical characteristics, dining, and other amenities, among other things. Consequently, we may encounter competition that could limit our ability to attract and retain residents and associates, raise or maintain resident fees, and expand our business, which could have a material adverse effect on our occupancy, revenues, results of operations, and cash flow.

The geographic concentration of our communities could leave us vulnerable to an economic downturn, regulatory changes, acts of nature, or the effects of climate change in those areas, which could negatively impact our financial condition, revenues, results of operations, and cash flow.

We have a high concentration of communities in various geographic areas, including the states of California, Florida, and Texas. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental regulations, acts of nature, and other factors that may result in a decrease in demand for senior living services in these areas could have an adverse effect on our financial condition, revenues, results of operations, and cash flow. Given the location of our communities, we have experienced and are particularly susceptible to revenue loss, cost increase, or damage caused by severe weather conditions including winter storms or natural disasters such as hurricanes, wildfires, earthquakes, or tornados. Any significant loss due to such an event may not be covered by insurance and may lead to an increase in the cost of insurance or unavailability on acceptable terms. Climate change may also have effects on our business by increasing the cost of property insurance or making coverage unavailable on acceptable terms. To the extent that significant changes in the climate occur in areas where our communities are located, we may experience increased frequency of severe weather conditions or natural disasters or other changes to weather patterns, all of which may result in physical damage to or a decrease in demand for properties affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition, revenues, results of operations, or cash flow may be adversely affected. In addition, government regulation intended to mitigate the impact of climate change, severe weather patterns, or natural disasters could result in additional required capital expenditures to comply with such regulation without a corresponding increase in our revenues.

Termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our occupancy, revenues, results of operations, and cash flow.

State regulations governing assisted living and memory care communities require written resident agreements with each resident. Several of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, many of our assisted living and memory care resident agreements allow residents to terminate their agreements upon 30 days' or less notice. Our independent living resident agreements generally provide for termination of the lease upon death or allow a resident to terminate his or her lease upon the need for a higher level of care not provided at the community. If multiple residents terminate their resident agreements at or around the same time, our occupancy, revenues, results of operations, and cash flow could be adversely affected. In addition, because of the demographics of our typical residents, including age and health, resident turnover rates in our communities are difficult to predict. As a result, the living spaces we lease may be unoccupied for a period of time, which could adversely affect our occupancy, revenues, results of operations, and cash flow.

Changes in the reimbursement rates, methods, or timing of payment from government reimbursement programs could adversely affect our revenues, results of operations, and cash flow.

We rely on reimbursement from government programs for a portion of our revenues, primarily in our CCRCs segment. For the year ended December 31, 2025, Medicare and Medicaid reimbursements represented 15.3% of our CCRCs segment's resident fee revenue and 4.8% of our consolidated resident fee revenue. We cannot provide assurance that reimbursement levels will not decrease in the future, which could adversely affect our revenues, results of operations, and cash flow. Government efforts to reduce medical spending, along with broader healthcare reform, could result in major changes in the healthcare delivery and reimbursement systems on both the national and state levels, including a reduction in funds available for our services or increases in our operating costs. Such reimbursement levels may not remain at levels comparable to present levels or may not be sufficient to cover the costs allocable to patients eligible for reimbursement.

Failure to maintain the security and functionality of our information systems and data, to prevent a cybersecurity attack or breach, or to comply with applicable privacy and consumer protection laws, including HIPAA, could adversely affect our business, reputation, and relationships with our residents, associates, and referral sources and subject us to remediation costs, government inquiries, and liabilities, any of which could materially and adversely impact our revenues, results of operations, and cash flow.

We are dependent on the proper function and availability of our information systems, including hardware, software, applications, and electronic data storage, to store, process, and transmit our business information, including proprietary business information and personally identifiable information of our residents and associates. Though we have taken steps to protect the cybersecurity and physical security of our information systems and have implemented policies and procedures to comply with HIPAA and other privacy laws, rules, and regulations, there can be no assurance that our security measures and disaster recovery plan will prevent damage to, or interruption or breach of, our information systems or other unauthorized access to proprietary or private information.

Because the techniques used to obtain unauthorized access to systems change frequently and may be difficult to detect for long periods of time, including from emerging technologies, such as advanced forms of artificial intelligence ("AI") and quantum computing, we may be unable to anticipate these techniques or implement adequate preventive measures. Components of our information systems that we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise the security or functionality of our information systems. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud or other forms of deceiving our associates or contractors such as email phishing attacks. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our cybersecurity or to investigate and remediate any cybersecurity vulnerabilities, attacks, or incidents.

In addition, we rely on software support of third parties to secure and maintain our information systems. Our inability, or the inability of these third parties, to continue to maintain and upgrade our information systems could disrupt or reduce the efficiency of our operations. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. To the extent we integrate AI into our operations, this may increase the cybersecurity and privacy risks, including the risk of unauthorized or misuse of AI tools we are exposed to, and threat actors may leverage AI to engage in automated, targeted, and coordinated attacks of our systems.

Failure to maintain the security and functionality of our information systems, to prevent a cybersecurity attack or other unauthorized access to our information systems, or to comply with applicable privacy, security, and consumer protection laws, including HIPAA, could expose us to a number of adverse consequences, many of which are not insurable, including: (i) interruptions to our business, (ii) the theft, destruction, loss, misappropriation, or release of sensitive information, including proprietary business information and personally identifiable information of our residents and associates, (iii) significant remediation costs; (iv) negative publicity which could damage our reputation and our relationships with our residents, associates, and referral sources, (v) litigation and potential liability under privacy, security, and consumer protection laws, including HIPAA, or other applicable laws, rules, or regulations, and (vi) government inquiries which may result in sanctions and other criminal or civil fines or penalties. Any of the foregoing could materially and adversely impact our revenues, results of operations, and cash flow.

Failure to complete our capital expenditures in accordance with our plans may adversely affect our anticipated revenues, results of operations, and cash flow.

Our planned full-year 2026 non-development capital expenditures include maintenance, renovations, upgrades, and other major building infrastructure projects for our communities. Such projects may be needed to ensure that our communities are in appropriate physical condition to support our strategy, to meet regulatory standards, to protect the value of our community portfolio, and to remain competitive in our markets.

Our capital projects are in various stages of planning and development and are subject to a number of factors over which we may have little or no control. These factors include the necessity of arranging separate leases, mortgage loans, or other financings to provide the capital required to complete these projects; difficulties or delays in obtaining zoning, land use, building, occupancy, licensing, certificate of need, and other required governmental permits and approvals; failure to complete construction of the projects on budget and on schedule; failure of third-party contractors and subcontractors to perform under their contracts; shortages of labor or materials that could delay projects or make them more expensive (including due to supply chain disruptions); adverse weather conditions that could delay completion of projects; increased costs resulting from general economic conditions or increases in the cost of materials or labor (including as a result of inflation and general labor market conditions); and increased costs as a result of changes in laws and regulations.

We cannot provide assurance that we will undertake or complete all of our planned capital expenditures, or that we will not experience delays in completing those projects. In addition, we may incur substantial costs prior to achieving stabilized occupancy for certain capital projects and cannot assure that these costs will not be greater than we have anticipated. We also cannot provide assurance that any of our capital projects will be economically successful or provide a return on investment in accordance with our plans or at all. Furthermore, our failure to complete, or delays in completing, our planned community-level capital expenditures could harm the value of our communities and our revenues, results of operations, and cash flow.

To the extent we identify and pursue any future development, investment, or acquisition opportunities, we may encounter difficulties in identifying opportunities at attractive prices or integrating acquisitions with our operations, which may adversely affect our financial condition, results of operations, and cash flow.

We may not be able to identify development, investment, and acquisition opportunities on attractive terms and that are compatible with our strategy. To the extent we identify any such opportunities and enter into definitive agreements in connection therewith, we cannot provide assurance that the transactions will be completed. The closings of any such transactions, or those that we identify in the future, generally are or will be subject to closing conditions, which may include the receipt of regulatory approvals or financing, and we cannot provide assurance that any such transactions will close or, if they do, when the actual closings will occur. Failure to complete transactions after we have entered into definitive agreements may result in significant expenses to us. To the extent we identify and close on any such opportunities, the integration of acquired communities or companies into our existing business may result in unforeseen difficulties, divert managerial attention, or require significant financial or other resources. Any such closings may require us to incur additional indebtedness and contingent liabilities and may result in unforeseen expenses or compliance issues. Any future development, investment, or acquisition transactions may not generate any additional income for us or provide any benefit to our business.

Competition for the acquisition of strategic assets from buyers with greater financial resources or lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.

There is significant competition among potential acquirers in the senior living industry, and there can be no assurance that we will be able to successfully complete acquisitions, which could limit our ability to grow our business. Several publicly-traded and non-traded REITs and private equity firms have similar asset acquisition objectives as we do, along with greater financial resources and/or lower costs of capital than we are able to obtain. Partially as a result of tax law changes enacted through RIDEA, we compete more directly with the various publicly-traded healthcare REITs for the acquisition of senior housing properties.

Any future disposition transactions will be, subject to various closing conditions, including the receipt of regulatory approvals where applicable, likely will result in reductions to our revenue, and may negatively impact our results of operations and cash flow.

We may dispose of owned or leased communities through asset sales and lease terminations and expirations. The closings of any such transactions, or those that we identify in the future, generally are or will be subject to closing conditions, which may include the receipt of regulatory approvals, and we cannot provide assurance that any such transactions will close or, if they do, when the actual closings will occur. The sales price for future dispositions may not meet our expectations due to the underlying performance of such communities or conditions beyond our control, and we may be required to take impairment charges in connection with such sales if the carrying amounts of such assets exceed the proposed sales prices, which could adversely affect our financial condition and results of operations. Further, we cannot provide assurance that we will be successful in identifying and pursuing disposition opportunities on terms that are acceptable to us, or at all. We may be required to pay significant amounts to restructure or terminate leases and we may be required to take charges in connection with such activity, which could adversely affect our financial condition and results of operations.

Completion of the dispositions of communities through sales or lease terminations, or the termination of our management arrangements, including pending transactions and those we enter into in the future, would result in reductions to our revenue and may negatively impact our results of operations and cash flow. Further, if we are unable to reduce our general and administrative expense with respect to completed dispositions or management arrangement terminations in accordance with our expectations, we may not realize the expected benefits of such transactions, which could negatively impact our anticipated results of operations and cash flow.

Our execution of our strategy may not be successful, and initiatives undertaken to execute on our strategic priorities may adversely affect our business, financial condition, results of operations, cash flow, and the price of our common stock.

The success of our strategy depends on our ability to successfully identify and implement initiatives to execute on our strategic priorities, as well as factors outside of our control. Such initiatives may not be successful in achieving our expectations or may require more time and resources than expected to implement. There can be no assurance that our strategy or initiatives undertaken to execute on our strategic priorities will be successful and, as a result, such initiatives may adversely affect our business, financial condition, results of operations, cash flow, and the price of our common stock.

If the redesign and consolidation of certain technology platforms, including through the implementation of a core enterprise resource planning system, or ERP, does not proceed as expected or is not integrated successfully, our business and financial results may be adversely impacted.

During 2025, we implemented a new ERP. The redesign of various business processes and implementation of this ERP and other aspects of this transformative process required and may still require an investment of significant personnel and financial resources, including substantial expenditures for third-party consultants. This process could disrupt our operations or otherwise adversely affect us, including as the result of disruptions to business continuity, higher than anticipated expenditures, potential design defects, and adverse impacts on the effectiveness of our internal controls over financial reporting. If we are unable to integrate the ERP effectively, our financial position, results of operations, and cash flows may be adversely affected and we may be required to incur additional unanticipated expenditures to mitigate business impact. Moreover, there is no assurance that this new ERP and other aspects of this process will meet our current or future business needs or will operate as intended.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited.

Section 382 of the Internal Revenue code contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of 50% of its stock over a three-year period, to utilize its net operating loss carryforward and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by a company. Any such annual limitations may result in our being unable to utilize all of our net operating loss carryforwards generated in tax years prior to 2018 before their expiration.

<u>Liquidity and Indebtedness</u>

Disruptions in the financial markets or decreases in the appraised values or performances of our communities could affect our ability to obtain financing or to extend or refinance debt as it matures, which could negatively impact our liquidity, financial condition, and the market price of our common stock.

As of December 31, 2025, we had outstanding $3.9 billion principal amount of mortgage financing, $369.4 million of 3.50% convertible senior notes due 2029, $23.3 million of 2.00% convertible senior notes due 2026, and $60.6 million of letters of credit. If we are unable to extend or refinance our indebtedness prior to scheduled maturity dates, our liquidity and financial condition could be adversely impacted. Even if we are able to extend or refinance our maturing debt or credit or letter of credit facilities, the terms of the new financing may not be as favorable to us as the terms of the existing financing.

We are heavily dependent on mortgage financing provided by Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac), which are currently operating under a conservatorship begun in 2008 and conducting business under the direction of the Federal Housing Finance Agency. Reform efforts related to Fannie Mae and Freddie Mac may make such financing sources less available or unavailable in the future and may cause us to seek alternative sources of financing, which may be less attractive or unavailable.

The amount of mortgage financing available for our communities is generally dependent on their appraised values and performance. Decreases in the appraised values of our communities, including due to adverse changes in real estate market conditions, or their performance, has resulted, and could continue to result, in available mortgage refinancing amounts that are less than the communities' maturing indebtedness. In addition, our inability to satisfy underwriting criteria for individual communities may limit our access to our historical lending sources for such communities, including Fannie Mae and Freddie Mac. Due to lower operating performance for certain of our communities in prior years, we sought and obtained non-agency mortgage financings to partially refinance maturing Freddie Mac and Fannie Mae indebtedness. We cannot provide assurance that such non-agency mortgage financing will continue to be available as an alternative to Fannie Mae and Freddie Mac financing. We have completed the refinancing of all of our mortgage debt maturities due in 2026. Our inability to obtain refinancing proceeds sufficient to cover 2027 and later maturing indebtedness could adversely impact our liquidity, and may cause us to seek additional alternative sources of financing, which may be less attractive or unavailable. There can be no assurance that any such additional financing will be available or on terms that are acceptable to us.

Disruptions or prolonged downturns in the financial markets may cause us to seek alternative sources of potentially less attractive financing and may require us to further adjust our business plan accordingly. These events also may make it more difficult or costly for us to raise capital, including through the issuance of common stock. Disruptions in the financial markets could have an adverse effect on our business. If we are not able to obtain additional financing on favorable terms, we also may have to forgo, delay, or abandon some or all of our planned capital expenditures, any potential lease restructuring opportunities that we identify, or investments to support our strategy, which could adversely affect our revenues, results of operations, and cash flow.

If we are unable to generate sufficient cash flow to cover required interest, principal, and lease payments, this could result in defaults of the related debt or leases and cross-defaults under our other debt or lease documents, which would adversely affect our capital structure, financial condition, results of operations, and cash flow.

We have significant indebtedness and lease obligations, and we intend to continue financing our communities through mortgage financing, long-term leases, and other types of financing. Our required lease payments are generally subject to an escalator that is fixed. We cannot give any assurance that we will generate sufficient cash flow from operations to cover required interest, principal, and lease payments. Any non-payment or other default under our financing arrangements could, subject to cure provisions, cause the lender to foreclose upon the community or communities securing such indebtedness or, in the case of a lease, cause the lessor to terminate the lease, each with a consequent loss of revenue and asset value to us. In some cases, indebtedness is secured by both a mortgage on a community (or communities) and a guaranty by us and/or one or more of our subsidiaries. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring the respective guarantor to fulfill its obligations to make such payments. The realization of any of these scenarios would have an adverse effect on our financial condition and capital structure. Because many of our outstanding debt and lease documents contain cross-default and cross-collateralization provisions, a default by us related to one community could affect a significant number of our other communities and their corresponding financing arrangements and leases (including documents with other lenders or lessors). In the event of such a default, we may not be able to obtain a waiver from the lender or lessor on terms acceptable or favorable to us, or at all, which would have a negative impact on our capital structure and financial condition.

Our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business.

Our level of indebtedness and our long-term leases could adversely affect our future operations and/or impact our stockholders for several reasons, including, without limitation:

- We may have little or no cash flow apart from cash flow that is dedicated to required interest, principal, and lease payments;
- Increases in our outstanding indebtedness, leverage, and long-term lease obligations will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;
- Increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisition and development, general corporate, and other purposes; and
- Our ability to pay dividends to our stockholders (should we initiate dividend payments in the future) may be limited.

If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness or leases, sell selected assets, reduce or delay planned capital expenditures, or delay or abandon desirable acquisitions. These measures might not be sufficient to enable us to make required payments on our debt or leases, which could result in an adverse effect on our future ability to generate revenues and our results of operations and cash flow. Any contemplated financing, refinancing, restructuring, or sale of assets might not be available on economically favorable terms to us.

Our debt and lease documents contain financial and other covenants, and any default under such documents could result in the acceleration of our indebtedness and lease obligations, the foreclosure of our mortgaged communities, the termination of our leasehold interests, and/or cross-defaults under our other debt or lease documents, any of which could materially and adversely impact our capital structure, financial condition, results of operations, cash flow, and liquidity and interfere with our ability to pursue our strategy.

Certain of our debt and lease documents contain restrictions and financial covenants, such as those requiring us to maintain prescribed minimum liquidity and net worth levels and debt service and lease coverage ratios, and requiring us not to exceed prescribed leverage ratios, in each case on a consolidated, portfolio-wide, multi-community, single-community, and/or entity basis. These covenants include a requirement contained in certain of our long-term debt documents for us to maintain liquidity of at least $130.0 million at each quarter-end determination date. As of December 31, 2025, our liquidity was $377.7 million.

In addition, our debt and lease documents generally contain non-financial covenants, such as those requiring us to comply with Medicare or Medicaid provider requirements and maintain insurance coverage. Our failure to comply with applicable covenants could constitute an event of default under the applicable debt or lease documents. Many of our debt and lease documents contain cross-default provisions so that a default under one of these instruments could cause a default under other debt and lease documents (including documents with other lenders and lessors).

These restrictions and covenants may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to pursue our strategy. Certain of our outstanding indebtedness and leases limit or restrict, among other things, our ability and our subsidiaries' ability to borrow additional funds, engage in a change in control transaction, dispose of all or substantially all of our or their assets, or engage in mergers or other business combinations without consent of the applicable lender or lessor. In certain circumstances, the consent of the applicable lender or, if certain objective conditions are not satisfied, lessor may be based on the lender's or lessor's sole discretion. Our inability to obtain the consent of applicable lenders and landlords in connection with our pursuit of any such transactions may forestall our ability to consummate such transactions. Furthermore, the costs of obtaining such consents may reduce the value that our stockholders may realize in any such transactions.

The substantial majority of our lease arrangements are structured as master leases. Under a master lease, numerous communities are leased through an indivisible lease. We typically guarantee the performance and lease payment obligations of our subsidiary lessees under the master leases. Due to the nature of such master leases, it is difficult to restructure the composition of our leased portfolios or economic terms of the leases without the consent of the applicable landlord. In addition, an event of default related to an individual property or limited number of properties within a master lease portfolio could result in a default on the entire master lease portfolio.

Furthermore, our mortgage debt is secured by our communities and, in certain cases, our long-term debt and leases are secured by a guaranty by us and/or one or more of our subsidiaries. Therefore, if an event of default has occurred under any of our debt or lease documents, subject to cure provisions in certain instances, the respective lender or lessor would have the right to declare all the related outstanding amounts of indebtedness or cash lease obligations immediately due and payable, to foreclose on our mortgaged communities, to terminate our leasehold interests, to foreclose on other collateral securing the indebtedness and leases, to discontinue our operation of leased communities, and/or to pursue other remedies available to such lender or lessor. Further, an event of default could trigger cross-default provisions in our other debt and lease documents (including documents with other lenders or lessors). We cannot provide assurance that we would be able to pay the debt or lease obligations if they became due upon acceleration following an event of default.

In addition, certain of our master leases contain radius restrictions, which limit our ability to own, develop, or acquire new communities within a specified distance from certain existing communities covered by such agreements. These radius restrictions could negatively affect our ability to expand or develop or acquire senior housing communities and operating companies.

Lease obligations and mortgage debt expose us to increased risk of loss of property, which could harm our ability to generate future revenues and could have an adverse tax effect.

Lease obligations and mortgage debt increase our risk of loss because defaults on leases or indebtedness secured by properties may result in lease terminations by lessors and foreclosure actions by lenders. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could negatively impact our results of operations and cash flow. Further, because many of our outstanding debt and lease documents contain cross-default and cross-collateralization provisions, a default by us related to one community could affect a significant number of our other communities and their corresponding financing arrangements and leases.

We may not be able to renew, extend, or restructure existing leases, or purchase communities subject to leases, at or prior to the end of their respective lease terms, which could impact our business, results of operations, and cash flow.

Our leases generally provide for renewal or extension options, or in certain cases, purchase options. We expect to renew, extend, or restructure leases or exercise purchase options with respect to certain leases where economically advantageous; however, there can be no assurance that any renewal, extension, or purchase rights will be exercised in the future, that we will be able to satisfy the conditions precedent to exercising any such renewal, extension, or purchase rights, or that we will be able to successfully negotiate and complete any lease restructuring transactions. The terms of any such purchase options that are based on fair market value are inherently uncertain and could be unacceptable or unfavorable to us depending on the circumstances at the time of exercise. If we are not able to renew, extend, or restructure our existing leases, or purchase the communities subject to such leases, at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, results of operations, and cash flow could be adversely affected.

Increases in market interest rates could significantly increase the costs of our debt obligations, which could adversely affect our results of operations and cash flow.

Our variable-rate debt obligations expose us to interest rate risk. In the normal course of business, we enter into interest rate agreements with major financial institutions to manage our risk above certain interest rates on variable-rate debt. These agreements only limit our exposure to increases in interest rates above certain levels and generally must be renewed every one to three years. Increases in prevailing interest rates will increase our payment obligations on our existing variable-rate obligations to the extent they are unhedged and may increase our future borrowing and hedging costs, which would negatively impact our results of operations and cash flow.

We may need additional capital to fund our operations, capital expenditure plans, and strategic priorities, and we may not be able to obtain it on terms acceptable to us, or at all.

Funding our capital expenditure plans, pursuing any acquisition, investment, development, or potential lease restructuring opportunities that we identify, or funding investments to support our strategy may require additional capital. Financing may not be available to us or may be available to us only on terms that are not favorable. In addition, certain of our outstanding indebtedness and long-term leases restrict, among other things, our (or our subsidiaries') ability to incur additional debt. If we are unable to raise additional funds or obtain them on terms acceptable to us, we may have to delay or abandon some or all of our plans or opportunities. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any newly issued equity securities may have rights, preferences, or privileges senior to those of our common stock.

<u>Human Capital</u>

The transition of management or unexpected departure of our key officers could harm our business.

We are dependent on the efforts of our senior management. The transition of management, the unforeseen loss or limited availability of the services of any of our executive leaders, or our inability to recruit and retain qualified personnel in the future, could, at least temporarily, have an adverse effect on our business, results of operations, and financial condition and be negatively perceived in the capital markets.

Increased competition for, or a shortage of, associates, wage pressures resulting from increased competition, low unemployment levels, minimum wage increases, changes in overtime laws, and union activity may have an adverse effect on our business, results of operations, and cash flow.

Our success depends on our ability to attract and retain qualified management and other associates who are responsible for the day-to-day operations of each of our communities. We compete with various healthcare service providers, other senior living providers, and hospitality and food services companies in attracting and retaining qualified associates. If we fail to attract and retain qualified associates, our ability to conduct our business operations effectively, our overall operating results, and cash flow could be harmed. In addition, if we fail to adequately onboard or appropriately train our associates, it could affect our ability to attract and retain such associates or adversely affect resident and family satisfaction. In recent years, we experienced pressures associated with the intensely competitive labor environment, including increased associate turnover and difficulty in filling open positions timely. Continued increased competition for, or a shortage of, nurses or other associates, general labor market conditions, low levels of unemployment, or general inflationary pressures, have required and may require that we enhance our pay and benefits package to compete effectively for such associates. In addition, we have experienced and may continue to experience wage pressures due to minimum wage and minimum salary threshold increases mandated by federal, state, and local laws. Third-party staffing agencies from which we source contract labor have increased the rates they charge which has resulted in, and may further result in, increases in the cost of contract labor. If we are unable to fill open positions timely, our reliance on premium labor may continue or increase. Increases in wages and any further increased use of premium labor would result in higher operating costs, and we may not be able to offset the added costs by increasing the rates we charge to our residents or our service charges, which would negatively impact our results of operations and cash flow.

In addition, efforts by labor unions to organize any of our community personnel could divert management attention, lead to increased costs, and/or reduce our flexibility with respect to certain workplace rules. If we experience an increase in organizing activity, if onerous collective bargaining agreement terms are imposed upon us, or if we otherwise experience an increase in our staffing and labor costs, our results of operations and cash flow would be negatively affected.

Regulatory, Compliance, and Legal

Significant legal actions and liability claims against us, including putative class action complaints, could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and results of operations.

We have been and are currently involved in litigation and claims incidental to the conduct of our business, which we believe are generally comparable to other companies in the senior living and healthcare industries. In addition, we have been and currently are involved in putative class action litigation regarding staffing at our communities and compliance with consumer protection laws and the Americans with Disabilities Act ("ADA") (and similar state laws). Certain claims and lawsuits allege large damage amounts, seek injunctive relief, and may require (and have required) significant costs to defend and resolve. As a result, we maintain general liability, professional liability, excess liability, and other insurance policies in amounts and with coverage and deductibles we believe are appropriate, based on the nature and risks of our business, historical experience, availability, and industry standards. Our current policies provide for deductibles for each claim and contain various exclusions from coverage. We use our wholly-owned captive insurance company for the purpose of insuring certain portions of our risk retention under our general and professional liability insurance programs. Accordingly, we are, in effect, self-insured for claims that are less than the deductible amounts, for claims that exceed the funding level of our wholly-owned captive insurance company, and for claims or portions of claims that are not covered by such policies and/or exceed the policy limits. If we experience a greater number of losses than we anticipate, or if certain claims are not covered by insurance, our results of operations and financial condition could be adversely affected.

The senior living industry entails an inherent risk of liability, particularly given the demographics of our residents and the services we provide, including incidents involving residents, associates, or visitors to our communities. In recent years, we, as well as other participants in our industry, have been subject to an increasing number of claims and lawsuits alleging that our services have resulted in resident or associate injury or other adverse effects. Many of these lawsuits involve large damage claims and significant legal costs. The frequency and magnitude of such alleged claims and legal costs may increase due to increased turnover and a higher use of contract labor. Many states continue to consider tort reform and how it will apply to the senior living industry. We may continue to be faced with the threat of large jury verdicts in jurisdictions that do not find favor with large senior living providers. There can be no guarantee that we will not have any claims that exceed our policy limits in the future, which could subject us to substantial uninsured liabilities.

If a successful claim is made against us and it is not covered by our insurance or exceeds the policy limits, our financial condition and results of operations could be materially and adversely affected. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Also, our insurance policies' deductibles, or self-insured retention, are accrued based on an actuarial projection of future liabilities. If these projections are inaccurate and if there is an unexpectedly large number of successful claims that result in costs in excess of our accrued liabilities, our operating results could be negatively affected. Claims against us, regardless of their merit or eventual outcome, also could have a material adverse effect on our reputation and ability to attract residents or expand our business and could require our management to devote time to matters unrelated to the day-to-day operation of our business. Negative publicity with respect to any lawsuits, claims, or other legal or regulatory proceedings may also negatively impact our reputation. We also have to renew our policies every year and negotiate terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases and changes in coverage and other terms. There can be no assurance that we will be able to obtain liability insurance in the future or, if available, that such coverage will be available on acceptable terms.

We face periodic and routine inquiries, reviews, audits, and investigations by government agencies, and any adverse findings could negatively impact our business, financial condition, results of operations, and cash flow.

The senior living and healthcare industries are continuously subject to scrutiny by governmental regulators, which could result in inquiries, reviews, audits, investigations, enforcement actions, or litigation related to regulatory compliance matters. In addition, we are subject to various government reviews, audits, and investigations to verify our compliance with Medicare and Medicaid programs and other applicable laws and regulations. CMS has engaged third-party firms to review claims data to evaluate appropriateness of billings. In addition to identifying overpayments, audit contractors can refer suspected violations to government authorities. In addition, states' Attorneys General vigorously enforce consumer protection laws as those laws relate to the senior living industry. An adverse outcome of government scrutiny may result in citations, sanctions, other criminal or civil fines and penalties, the refund of overpayments, payment suspensions, termination of participation in Medicare and Medicaid programs, and damage to our business reputation. Our costs to respond to and defend any such audits, reviews, and investigations may be significant, and any resulting sanctions or criminal, civil, or regulatory penalties could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

The cost and difficulty of complying with increasing and evolving regulation and enforcement could have an adverse effect on our business, results of operations, and cash flow.

The regulatory environment surrounding the senior living industry continues to intensify in the number and type of laws and regulations affecting it, many of which vary from state to state. Many senior living communities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. In several of the states in which we operate there are different levels of care that may be provided based on the level of licensure. Several of the states in which we operate, or intend to operate, assisted living and memory care communities, or skilled nursing facilities require a certificate of need before a community may be opened or the services at an existing community may be expanded. These regulatory requirements, and the increased enforcement thereof, could affect our ability to expand into new markets, to expand our services and communities in existing markets, and if any of our presently licensed communities were to operate outside of its licensing authority, may subject us to penalties including closure of the community.

Federal, state, and local officials are increasingly focusing their efforts on enforcement of these laws and regulations. This can be particularly true for large for-profit, multi-community providers like us. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer. We are unable to predict the future course of federal, state, and local legislation or regulation. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, our business, results of operations, and cash flow could be adversely affected.

The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. We also expend considerable resources to respond to federal and state investigations or other enforcement action. From time to time in the ordinary course of business, we receive survey reports from state or federal regulatory bodies citing deficiencies resulting from such inspections or surveys. Although most inspection deficiencies are resolved through a plan of corrective action, the reviewing agency may have the authority to take further action against a licensed or certified community, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions or denial of payment for admissions, loss of certification as a provider under federal reimbursement programs, or imposition of other sanctions, including criminal penalties. Furthermore, certain states may allow citations in one community to impact other communities in the state. Revocation or suspension of a license, or a citation, at a given community could therefore impact our ability to obtain new licenses or to renew existing licenses at other communities, which may also cause us to default under our debt and lease documents and/or trigger cross-defaults. The failure to comply with applicable legal and regulatory requirements could result in a material adverse effect to our business as a whole.

There are various extremely complex federal and state laws governing a wide array of referrals, relationships, and arrangements and prohibiting fraud by healthcare providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. Some examples are HIPAA, the Balanced Budget Act of 1997, and the False Claims Act, which gives private individuals the ability to bring an action on behalf of the federal government. The violation of any of these laws or regulations may result in the imposition of fines or other penalties that could increase our costs and otherwise jeopardize our business. Because of incentives allowing a private individual to bring a claim on behalf of the federal government, so-called "whistleblower" suits have become more frequent.

Additionally, since we operate communities that participate in federal and/or state healthcare reimbursement programs, we are subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent, or are for items or services that were not provided as claimed. Similar state laws vary from state to state. Violation of any of these laws can result in loss of licensure, citations, sanctions, and other criminal or civil fines and penalties, the refund of overpayments, payment suspensions, or termination of participation in Medicare and Medicaid programs, which may also cause us to default under our debt and lease documents and/or trigger cross-defaults.

We are subject to certain federal and state laws that regulate financial arrangements by healthcare providers, such as the federal Anti-Kickback Statute, the Stark laws, and certain state referral laws. Authorities have interpreted the federal Anti-Kickback Statute very broadly to apply to many practices and relationships between healthcare providers and sources of patient referral. If we were to violate the federal Anti-Kickback Statute, we may face criminal penalties and civil sanctions, including fines and possible exclusion from government reimbursement programs, which may also cause us to default under our debt and lease documents and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our business, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.

In addition, new disclosure standards and rules related to environmental matters have been adopted and may continue to be introduced in various states and other jurisdictions. In October 2023, California adopted new carbon and climate-related reporting requirements for large public and private companies doing business in the state and other states are and have contemplated similar rules and regulations. If the nature, scope and complexity of environmental and climate change reporting, diligence, and disclosure requirements expand, significant effort and expenses could be required to comply with the evolving requirements. As our disclosure obligations increase, third parties may make claims or bring litigation relating to those disclosures, which may be costly.

Compliance with the Americans with Disabilities Act and Fair Housing Act, safety and health standards of the OSHA, and other fire, safety, health, and other regulations may require us to make unanticipated expenditures, which could increase our costs and therefore adversely affect our results of operations and financial condition.

Certain of our communities, or portions thereof, may be subject to compliance with the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial properties," but generally requires that buildings be made accessible to people with disabilities. If applicable, compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants.

We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our communities. Additionally, the Fair Housing Act and other state laws require that we advertise our services in such a way that we promote diversity and not limit it. We may be required, among other things, to change our marketing techniques to comply with these requirements.

In addition, we are required to operate our communities in compliance with applicable safety and health standards of the OSHA, and other fire, health, and safety regulations, building codes and other land use regulations, and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other healthcare facilities, senior living communities are subject to periodic survey or inspection by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or bi-annual) schedule, and special surveys may result from a specific complaint filed by a resident, a family member, or one of our competitors. We may be required to make substantial capital expenditures to comply with those requirements.

Legislation was adopted in the State of Florida in March 2018 that requires skilled nursing homes and assisted living communities in Florida to obtain generators and fuel necessary to sustain operations and maintain comfortable temperatures in the event of a power outage. If other states or jurisdictions were to adopt similar legislation or regulation, the cost to comply with such requirements may be substantial and may not result in any additional revenues. The increased costs and capital expenditures that we may incur in order to comply with any of the above would result in a negative effect on our results of operations and financial condition.

Changes in federal, state, and local employment-related laws and regulations, or our failure to comply with these laws and regulations could have an adverse effect on our financial condition, results of operations, and cash flow.

We are subject to a wide variety of federal, state, and local employment-related laws and regulations which govern matters including, but not limited to, wage and hour requirements, equal employment opportunity obligations, leaves of absence and reasonable accommodations, employee benefits, the right of employees to engage in protected concerted activity (including union organizing), and occupational health and safety requirements. Because labor represents such a large portion of our operating expenses, changes in federal, state, and local employment-related laws and regulations could increase our cost of doing business. Furthermore, any failure to comply with these laws can result in significant protracted litigation, government investigation, penalties, or other damages which could have an adverse effect on our financial condition, results of operations, and cash flow.

Environmental contamination at any of our communities could result in substantial liabilities to us, which may exceed the value of the underlying assets and which could materially and adversely affect our financial condition, results of operations, and cash flow.

Under various federal, state, and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal, or remediation of, or related to the release of, certain hazardous or toxic substances, that could be located on, in, at, or under a property, regardless of how such materials came to be located there. The cost of any required investigation, remediation, removal, mitigation, compliance, fines, or personal or property damages and our liability therefore could exceed the property's value and/or our assets' value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral, or to develop or redevelop such property. Such laws impose liability, which may be joint and several, for investigation, remediation, removal, and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third-party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release, or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Although we do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition, and results of operations, we could be subject to substantial future liability for environmental contamination that we have no knowledge about as of the date of this report and/or for which we may not be at fault.

Failure to comply with existing environmental laws could result in increased expenditures, litigation, and potential loss to our business and in our asset value, which would have an adverse effect on our financial condition, results of operations, and cash flow.

Our operations are subject to regulation under various federal, state, and local environmental laws, including those relating to: the handling, storage, transportation, treatment, and disposal of medical waste products generated at our communities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment; and protection of the environment and natural resources in connection with development or construction of our properties.

Some of our communities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents. Our communities' engagement of waste management companies for the proper disposal of all infectious medical waste does not immunize us from alleged violations of such laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.

Federal regulations require building owners and those exercising control over a building's management to identify and warn their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling, and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation, or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, contaminants in drinking water, radon, and/or other substances at any of the communities we own or may acquire may lead to the incurrence of costs for remediation, mitigation, or the implementation of an operations and maintenance plan and may result in third-party litigation for personal injury or property damage. Furthermore, in some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a community to retain or attract residents and could adversely affect a community's market value.

Although we believe that we are currently in material compliance with applicable environmental laws, if we fail to comply with such laws in the future, we would face increased expenditures both in terms of fines and remediation of the underlying problem(s), potential litigation relating to exposure to such materials, and potential decrease in value to our business and in the value of our underlying assets. Therefore, our failure to comply with existing environmental laws would have an adverse effect on our financial condition, results of operations, and cash flow. We are unable to predict the future course of federal, state, and local environmental regulation and legislation. Changes in the environmental regulatory framework (including legislative or regulatory efforts designed to address climate change) could have a material adverse effect on our business.

<u>Corporate Organization and Structure</u>

Anti-takeover provisions in our organizational documents may delay, deter, or prevent a tender offer, merger, or acquisition that investors may consider favorable.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may delay, deter, or prevent a tender offer, merger, or acquisition that investors may consider favorable or prevent the removal of our current board of directors. Such provisions include:

- provisions allowing the Board of Directors to issue blank-check preferred stock;
- provisions preventing stockholders from calling special meetings or acting by written consent;
- advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; and
- no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.

Additionally, our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, will not apply to us.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, distributions, and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us.

<u>Other Market Factors</u>

We cannot predict the emergence and effects of future pandemics, epidemics or a severe cold and flu season on our business, results of operations, cash flow, liquidity, and stock price.

Due to the average age and prevalence of chronic medical conditions among our residents, they could be at disproportionately higher risk of becoming severely ill from pandemics, epidemics, or outbreaks of an infectious disease or other public health crisis, as occurred with the COVID-19 pandemic. If a future pandemic, epidemic, or outbreak were to occur, it could have a similar impact as the COVID-19 pandemic, including an adverse impact on our business, results of operations, cash flow, liquidity, and stock price, and on the nation's economy and debt and equity markets and the local economies in our markets. Similarly, seasonal contagious illnesses such as cold and flu, which typically more severely impact seniors than the general population may negatively affect our occupancy. Severe cold and flu season, or other contagious disease in the markets in which we operate could result in a regulatory ban on admissions, decreased occupancy, and otherwise adversely affect our business.

Any future health crisis could also result in restrictions on visitors and move-ins at our communities as a result of infections at a community or as necessary to comply with regulatory requirements or at the direction of authorities having jurisdiction; perceptions regarding the safety of senior living communities; changes in demand for senior living communities and our ability to adapt our sales and marketing efforts to meet that demand; changes in our residents' and their families' ability to afford our resident fees; changes in the acuity levels of our new residents; increased costs for response efforts; greater use of contract labor and other premium labor; impacts on our ability to complete financings and refinancings of various assets or other transactions or to generate sufficient cash flow to cover required debt, interest, and lease payments and to satisfy financial and other covenants in our debt and lease documents; and increases in the frequency and magnitude of legal actions and liability claims that may arise due to such health crisis or our response efforts. We believe potential residents and their families were more cautious, or temporarily delayed their decision, regarding moving into senior living communities during the COVID-19 pandemic, and such caution could recur with a future pandemic, epidemic, or outbreak.

Various factors, including general economic conditions, could adversely affect our financial performance and other aspects of our business.

General economic conditions, such as inflation, the consumer price index, commodity costs, fuel and other energy costs, competition in the labor market, costs of salaries, wages, benefits and insurance, interest rates, tax rates, and tariffs affect our facility operating, general and administrative and other expenses, and we have no control or limited ability to control such factors. Current global economic conditions and uncertainties, including geopolitical tensions, conflicts, potential recessions or economic downturns, other general political developments, the potential for failures or realignments of financial institutions, and the related impact on available credit may affect us and our business partners, landlords, counterparties, and residents or prospective residents in an adverse manner including, but not limited to, reducing access to liquid funds or credit, increasing the cost of credit, limiting our ability to manage interest rate risk, increasing costs and expenses to us, increasing the risk that certain of our business partners, landlords, or counterparties would be unable to fulfill their obligations to us, and other impacts which we are unable to fully anticipate.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, stockholders may be unable to resell their shares at or above their purchase price. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price, result in fluctuations in the price, or trading volume of our common stock include:

- variations in our reported results of operations and cash flow, and changes in our financial guidance;
- the contents of published research reports about us or the senior living, healthcare, or real estate industries, the failure of securities analysts to cover our common stock, or changes in market valuations of similar companies;
- additions or departures of key management personnel;
- any increased indebtedness we may incur, any inability to refinance maturing indebtedness, or lease obligations we may enter into in the future;
- actions by institutional stockholders;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments;
- speculation or reports by the press or investment community with respect to us, other senior living operators or healthcare providers, or the senior living, healthcare, or real estate industries in general;
- proxy contests or other stockholder activism;
- increases in market interest rates that may lead purchasers of our shares to demand a higher yield or downturns in the real estate market;
- changes or proposed changes in laws or regulations affecting the senior living and healthcare industries or enforcement of these laws and regulations, or announcements relating to these matters; and
- general market and economic conditions.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by offering additional debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible securities, series of preferred shares, or shares of our common stock. Upon liquidation, holders of our debt securities and preferred stock, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. We may issue all of the shares of our common stock that are authorized but unissued (and not otherwise reserved for issuance under our stock incentive or purchase plans or outstanding convertible senior notes) without any action or approval by our stockholders. Additional equity offerings may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Shares of our preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their shareholdings in us.

Actions of activist stockholders could cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business, results of operations, cash flow, and the market price of our common stock.

We value constructive input from our stockholders and engage in dialogue with our stockholders regarding our governance practices, strategy, and performance. However, activist stockholders may disagree with the composition of our Board of Directors or management, our strategy, or capital allocation decisions and may seek to effect change through various strategies that range from private engagement to public campaigns, proxy contests, efforts to force proposals, or transactions not supported by our Board of Directors and litigation. Responding to these actions may be costly and time-consuming, disrupt our operations, divert the attention of our Board of Directors, management, and our associates and interfere with our ability to pursue our strategy and to attract and retain qualified Board and executive leadership. The perceived uncertainty as to our future direction that may result from actions of activist stockholders may also negatively impact our ability to attract and retain residents at our communities. We cannot provide assurance that constructive engagement with our stockholders will be successful. Any such stockholder activism may have an adverse effect on our business, results of operations, cash flow, and the market price of our common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

The business of the Company is managed with the oversight of the Board of Directors. The Board of Directors has delegated to the Audit Committee the responsibility to discuss guidelines and policies governing the process by which our senior management and the relevant departments and functions of the Company assess and manage our exposure to risk. As part of that responsibility, the Audit Committee regularly reviews our exposure to cybersecurity risk, the effectiveness of our cybersecurity, and the knowledge, experience and capabilities of the Audit Committee and management with respect to cybersecurity and cybersecurity risk. The Company's Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO") provide regular briefings to the Audit Committee, including on current and emerging cybersecurity threats, ongoing priorities and strategies to mitigate cybersecurity risk, and compliance with various regulations. In addition, our CIO and CISO periodically update the Board of Directors regarding the Company's cybersecurity efforts.

The CISO who reports to the CIO has primary responsibility for assessing, monitoring, and managing our cybersecurity risks. Our CISO oversees our cybersecurity governance programs, tests our compliance with standards, takes action to mitigate known risks, and leads our cybersecurity associate training program. Our CISO has over 10 years' experience leading large complex healthcare cybersecurity programs and holds Certified Information Systems Security Professional ("CISSP") and Certified Information Systems Auditor ("CISA") certifications in good standing. Our CIO is a member of our executive leadership team, having overall responsibility for all aspects of our information systems, including technology, data, and security. The focus of the CIO includes strategic use of technology to support execution on our strategic priorities and our longer-term growth plans, while also balancing risk. Our CIO has over 25 years' experience leading large complex healthcare organizations through successful transformation while developing and strengthening an effective cybersecurity program.

The CISO is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques, including through attending educational programs and monitoring alerts from third-party vendors and government agencies. The CISO implements and oversees processes for the regular monitoring of our information systems. In the event of a cybersecurity incident, the CISO is equipped with a written incident response plan.

Failure to maintain the security and functionality of our information systems and data, to prevent a cybersecurity attack or breach, or to comply with applicable privacy and consumer protection laws, including HIPAA, could adversely affect our business, reputation, and relationships with our residents, associates, and referral sources and subject us to remediation costs, government inquiries, and liabilities, any of which could materially and adversely impact our revenues, results of operations, and cash flow. Further information is discussed in "Item 1A. Risk Factors*."* To date, the aforementioned cybersecurity risks and any incidents that we, or our third-party vendors, have experienced have not materially affected us, including our business, strategy, results of operations, or financial condition.

Recognizing the complexity and evolving nature of cybersecurity threats, we have engaged external experts and rely on software support from third-party vendors to assist with evaluating, monitoring, and testing our information technology systems. These relationships enable us to leverage specialized knowledge and insights, to help ensure our cybersecurity strategies and processes remain effective. Our collaboration with these third parties includes regular audits, routine system monitoring, threat assessments, and consultation on potential security enhancements. We require third-party service providers with access to personal, confidential, or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices.

Item 2.   **Properties**

Communities

As of December 31, 2025, we operated and managed 584 communities across 41 states, with the capacity to serve approximately 51,000 residents. As of December 31, 2025, we owned 370 communities, leased 178 communities, and managed 36 communities on behalf of others. As of December 31, 2025, 89% of our owned communities are subject to mortgages. The following table sets forth certain information regarding our owned, leased, and managed communities as of December 31, 2025, or, for occupancy, represents the weighted average occupancy for the month of December 2025.

| | | Number of Communities | | | |
State	Units	Owned	Leased	Managed	Total
Texas	7,516	52	16	11	79
Florida	4,921	44	16	—	60
California	3,829	31	4	1	36
Colorado	3,238	15	7	5	27
North Carolina	3,193	9	43	—	52
Ohio	2,585	14	13	4	31
Washington	2,514	19	11	—	30
Arizona	1,818	18	6	—	24
Tennessee	1,518	19	3	1	23
Michigan	1,398	12	8	1	21
New York	1,396	11	8	1	20
Oregon	1,197	11	7	—	18
Kansas	1,121	10	8	—	18
Illinois	1,117	3	3	1	7
New Jersey	1,024	7	5	—	12
Virginia	891	7	2	—	9
Alabama	760	4	—	—	4
Pennsylvania	742	8	1	—	9
Georgia	656	8	—	—	8
Massachusetts	618	3	2	—	5
Louisiana	606	6	—	1	7
Missouri	479	2	—	1	3
Idaho	478	6	—	—	6
Oklahoma	436	4	7	—	11
Wisconsin	431	5	3	3	11
Connecticut	422	2	2	—	4
Rhode Island	398	3	—	—	3
Mississippi	386	5	—	—	5
Maryland	359	3	—	1	4
Arkansas	332	4	—	—	4
South Carolina	292	5	1	—	6
New Mexico	283	2	—	—	2
Nevada	257	4	—	—	4
Indiana	226	3	2	—	5
Minnesota	179	3	—	5	8
Kentucky	163	2	—	—	2
Delaware	105	2	—	—	2
Vermont	101	1	—	—	1
West Virginia	93	1	—	—	1
New Hampshire	90	1	—	—	1
Montana	76	1	—	—	1
Total	48,244	370	178	36	584
December 2025 weighted average occupancy		82.2 %	83.1 %	81.9 %	82.4 %

Community Support Centers

Our main community support centers are leased, including our 52,755 square foot support center in Brentwood, Tennessee and our 5,391 square foot support center in Milwaukee, Wisconsin.

Item 3.   **Legal Proceedings**

The information contained in Note 11 to the consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data" is incorporated herein by reference.

Item 4.   **Mine Safety Disclosures**

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

<u>**Market Information**</u>

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol "BKD." As of February 17, 2026, there were approximately 282 holders of record of our common stock.

<u>**Dividend Policy**</u>

On December 30, 2008, our Board of Directors voted to suspend our quarterly cash dividend indefinitely. We may determine to pay a regular quarterly dividend to the holders of our common stock in the future, but in the near term, we anticipate deploying capital to, among other uses, fund planned capital expenditures or investments to support our strategy.

Our ability to pay and maintain cash dividends in the future will be based on many factors, including then-existing contractual restrictions or limitations, our ability to execute our strategy, our ability to negotiate favorable lease and other contractual terms, anticipated operating expense levels, our capital expenditure plans, the level of demand for our units, occupancy rates, the rates we charge, and our liquidity position. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. We can give no assurance as to our ability to pay or maintain dividends in the future. As we have done in the past, we may also pay dividends in the future that exceed our net income for the relevant period as calculated in accordance with generally accepted accounting principles in the United States ("GAAP").

Share Price Performance Graph

The following graph compares the five-year cumulative total return for Brookdale common stock with the comparable cumulative return of the Russell 3000 and S&P Health Care Indices.

The graph assumes that a person invested $100 in Brookdale stock and each of the indices on December 31, 2020 and that dividends are reinvested. The comparisons in this graph are not intended to forecast or be indicative of possible future performance of Brookdale shares or such indices.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Brookdale Senior Living Inc., the Russell 3000 Index and the S&P 500 Health Care Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved. Copyright© 2026 Russell Investment Group. All rights reserved.

	12/20	12/21	12/22	12/23	12/24	12/25
Brookdale Senior Living Inc.	$ 100.00	$ 116.48	$ 61.63	$ 131.38	$ 113.54	$ 243.57
Russell 3000	100.00	125.66	101.53	127.88	158.32	185.47
S&P Health Care	100.00	126.13	123.67	126.21	129.46	148.36

The performance graph and related information shall not be deemed to be filed as part of this Annual Report on Form 10-K and do not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate them by reference into such filing.

Recent Sales of Unregistered Securities

None during the quarter ended December 31, 2025.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table contains information regarding purchases of our common stock made during the three months ended

December 31, 2025 by or on behalf of us or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Exchange Act.

	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands) [2]
10/1/2025 - 10/31/2025	29,744	$ 8.56	—	$ 44,026
11/1/2025 - 11/30/2025	2,522	$ 10.49	—	$ 44,026
12/1/2025 - 12/31/2025	—	$ —	—	$ 44,026
Total	32,266	$ 8.71	—	

(1) Consists entirely of shares withheld to satisfy tax liabilities due upon the vesting of restricted stock units. The average price paid per share for such share withholding is based on the closing price per share on the vesting date of the restricted stock units or, if such date is not a trading day, the trading day immediately prior to such vesting date.

(2) In 2016, our Board of Directors approved a share repurchase program that authorizes us to purchase up to $100.0 million in the aggregate of our common stock. The share repurchase program is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope, and timing of any purchases will be based on business, market, and other conditions and factors, including price, regulatory, and contractual requirements, and capital availability. The repurchase program does not obligate us to acquire any particular amount of common stock and the program may be suspended, modified, or discontinued at any time at our discretion without prior notice. Shares of stock repurchased under the program will be held as treasury shares. As of December 31, 2025, $44.0 million remained available under the repurchase program.

Item 6. **(Reserved)**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

This discussion and analysis should be read in conjunction with our historical consolidated financial statements and related notes contained in "Item 8. Financial Statements and Supplementary Data." In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risks, uncertainties, and assumptions, which could cause actual results to differ materially from management's expectations. See additional risks and uncertainties described in "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" for more information. Factors that could cause such differences include those described in this section and "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

For information regarding our business, including our strategy and recent developments regarding community acquisitions, dispositions, and mortgage financings, refer to "Item 1. Business." Refer to Note 3 in "Item 8. Financial Statements and Supplementary Data" for more information about acquisitions, dispositions, and other significant leasing transactions.

Results of Operations

As of December 31, 2025, our total operations included 584 communities with a capacity to serve approximately 51,000 residents. As of that date, we owned 370 communities (33,262 units), leased 178 communities (10,608 units), and managed 36 communities (4,374 units). The following discussion should be read in conjunction with our consolidated financial statements and the related notes, which are included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. The results of operations for any particular period are not necessarily indicative of results for any future period.

We use the operating measures described below in connection with operating and managing our business and reporting our results of operations.

• Senior housing operating results and data presented on a **same community basis** reflect results and data of a consistent population of communities by excluding the impact of changes in the composition of our portfolio of communities. The operating results exclude natural disaster expense and related insurance recoveries. We define our same community portfolio as communities consolidated and operational for the full period in both comparison years. Consolidated communities excluded from the same community portfolio include communities acquired or disposed of since the beginning of the prior year, communities classified as assets held for sale, certain communities planned for disposition, certain communities that have undergone or are undergoing expansion, redevelopment, and repositioning projects, and certain communities that have experienced a casualty event that significantly impacts their operations. Our management uses same community operating results and data for decision making and components of executive compensation, and we believe such results and data provide useful information to investors, because it enables comparisons of revenue, expense, and other operating measures for a consistent portfolio over time without giving effect to the impacts of communities that were not consolidated and operational for the comparison periods, communities acquired or disposed during the comparison periods (or planned for disposition), and communities with results that are or likely will be impacted by completed or in-process development-related capital expenditure projects.

- **RevPAR**, or average monthly senior housing resident fee revenue per available unit, is defined as resident fee revenue for the corresponding portfolio for the period (excluding revenue for private duty services provided to seniors living outside of our communities), divided by the weighted average number of available units in the corresponding portfolio for the period, divided by the number of months in the period. We measure RevPAR at the consolidated level, as well as at the segment level with respect to our Independent Living, Assisted Living and Memory Care, and CCRCs segments. Our management uses RevPAR for decision making and components of executive compensation, and we believe the measure provides useful information to investors, because the measure is an indicator of senior housing resident fee revenue performance that reflects the impact of both senior housing occupancy and rate.

- **RevPOR**, or average monthly senior housing resident fee revenue per occupied unit, is defined as resident fee revenue for the corresponding portfolio for the period (excluding revenue for private duty services provided to seniors living outside of our communities), divided by the weighted average number of occupied units in the corresponding portfolio for the period, divided by the number of months in the period. We measure RevPOR at the consolidated level, as well as at the segment level with respect to our Independent Living, Assisted Living and Memory Care, and CCRCs segments. Our management uses RevPOR for decision making, and we believe the measure provides useful information to investors, because it reflects the average amount of senior housing resident fee revenue we derive from an occupied unit per month without factoring occupancy rates. RevPOR is a significant driver of our senior housing revenue performance.

- Weighted average occupancy reflects the percentage of units at our owned and leased communities being utilized by residents over a reporting period. We measure occupancy rates with respect to our Independent Living, Assisted Living and Memory Care, and CCRCs segments, and also measure this metric both on a consolidated senior housing and a same community basis. Our management uses weighted average occupancy, and we believe the measure provides useful information to investors, because it is a significant driver of our senior housing revenue performance.

This section includes the non-GAAP performance measure Adjusted EBITDA. See "Non-GAAP Financial Measures" below for our definition of the measure and other important information regarding such measure, including reconciliations to the most comparable measure in accordance with GAAP.

As of December 31, 2025, we had three reportable segments: Independent Living; Assisted Living and Memory Care; and CCRCs. These segments were determined based on the way that our chief operating decision maker organizes our business activities for making operating decisions, assessing performance, developing strategy, and allocating capital resources.

Discussion of our financial condition and results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024 is presented below. Discussion of our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 17, 2025.

Comparison of Years Ended December 31, 2025 and 2024

Summary Operating Results

The following table summarizes our overall operating results for the years ended December 31, 2025 and 2024.

(in thousands)	Years Ended December 31,		Increase (Decrease)	
	2025	**2024**	**Amount**	**Percent**
Resident fees	$ 3,042,712	$ 2,972,050	$ 70,662	2.4 %
Facility operating expense	2,216,016	2,183,261	32,755	1.5 %
Net income (loss)	(262,746)	(201,994)	60,752	30.1 %
Adjusted EBITDA	457,819	386,194	71,625	18.5 %

The increase in resident fees was primarily attributable to a 5.1% increase in same community RevPAR, comprised of a 210 basis point increase in same community weighted average occupancy and a 2.3% increase in same community RevPOR. The increase was partially offset by the disposition of communities, primarily though lease terminations, since the beginning of the prior year, which resulted in $56.9 million less in resident fees during the year ended December 31, 2025 compared to the prior year.

The increase in facility operating expense was primarily attributable to a 4.7% increase in same community facility operating expense, primarily resulting from increases in wage rates, utilities expense, estimated group health insurance expense, and repairs and maintenance expense. The increase was partially offset by the disposition of communities, primarily though lease terminations, since the beginning of the prior year, which resulted in $49.2 million less in facility operating expense during the year ended December 31, 2025 compared to the prior year.

The increase in net loss was primarily attributable to a $62.8 million increase in non-cash impairment charges, primarily related to the planned disposition of certain underperforming communities resulting in a change in their intended holding periods, the increase in facility operating expense, and a $32.8 million loss on extinguishment of a financing obligation during the year ended December 31, 2025 for the reacquisition of three communities previously subject to sale-leaseback transactions for the amount by which the repurchase price exceeded the previously recognized financing obligation for such three communities, partially offset by the increase in resident fees.

The increase in Adjusted EBITDA was primarily attributable to the increase in resident fees and a $34.8 million decrease in cash facility operating lease payments due to acquisitions and dispositions of previously leased communities, partially offset by the increase in facility operating expense.

Operating Results - Senior Housing Segments

The following table summarizes the operating results and data of our three senior housing segments (Independent Living, Assisted Living and Memory Care, and CCRCs) on a combined basis for the years ended December 31, 2025 and 2024 including operating results and data on a same community basis. The same community portfolio excludes 31 communities, including 29 communities (2,364 units) that we plan to sell during 2026. See management's discussion and analysis of the operating results on an individual segment basis on the following pages.

(in thousands, except communities, units, occupancy, RevPAR, and RevPOR)	Years Ended December 31,		Increase (Decrease)	
	2025	2024	Amount	Percent
Resident fees	$3,042,712	$2,972,050	$ 70,662	2.4 %
Facility operating expense	$2,216,016	$2,183,261	$ 32,755	1.5 %
Number of communities (period end)	548	619	(71)	(11.5)%
Total average units	49,297	50,910	(1,613)	(3.2)%
RevPAR	$ 5,134	$ 4,858	$ 276	5.7 %
Weighted average occupancy	80.9 %	78.6 %	230 bps	n/a
RevPOR	$ 6,347	$ 6,182	$ 165	2.7 %
Same Community Operating Results and Data				
Resident fees	$2,626,630	$2,499,250	$127,380	5.1 %
Facility operating expense	$1,863,451	$1,779,710	$ 83,741	4.7 %
Number of communities	517	517	—	— %
Total average units	41,395	41,390	5	— %
RevPAR	$ 5,288	$ 5,032	$ 256	5.1 %
Weighted average occupancy	82.3 %	80.2 %	210 bps	n/a
RevPOR	$ 6,423	$ 6,276	$ 147	2.3 %

Independent Living Segment

The following table summarizes the operating results and data for our Independent Living segment for the years ended December 31, 2025 and 2024, including operating results and data on a same community basis.

(in thousands, except communities, units, occupancy, RevPAR, and RevPOR)	Years Ended December 31,		Increase (Decrease)	
	2025	2024	Amount	Percent
Resident fees	$ 593,813	$ 598,922	$ (5,109)	(0.9)%
Facility operating expense	$ 396,267	$ 403,840	$ (7,573)	(1.9)%
Number of communities (period end)	53	68	(15)	(22.1)%
Total average units	11,814	12,574	(760)	(6.0)%
RevPAR	$ 4,189	$ 3,969	$ 220	5.5 %
Weighted average occupancy	82.8 %	80.4 %	240 bps	n/a
RevPOR	$ 5,061	$ 4,934	$ 127	2.6 %
Same Community Operating Results and Data				
Resident fees	$ 446,372	$ 423,854	$ 22,518	5.3 %
Facility operating expense	$ 294,741	$ 280,450	$ 14,291	5.1 %
Number of communities	52	52	—	— %
Total average units	8,940	8,937	3	— %
RevPAR	$ 4,161	$ 3,952	$ 209	5.3 %
Weighted average occupancy	84.1 %	82.4 %	170 bps	n/a
RevPOR	$ 4,950	$ 4,795	$ 155	3.2 %

The decrease in the segment's resident fees was primarily attributable to the disposition of communities, primarily though lease terminations, since the beginning of the prior year, which resulted in $26.7 million less in resident fees during the year ended December 31, 2025 compared to the prior year. The decrease was partially offset by an increase in the segment's same community RevPAR, comprised of a 3.2% increase in same community RevPOR and a 170 basis point increase in same community weighted average occupancy. The increase in the segment's RevPOR was primarily the result of the current year annual rate increase.

The decrease in the segment's facility operating expense was primarily attributable to the disposition of communities, primarily though lease terminations, since the beginning of the prior year, which resulted in $18.9 million less in facility operating expense during the year ended December 31, 2025 compared to the prior year. The decrease was partially offset by an increase in the segment's same community facility operating expense, primarily resulting from increases in wage rates, repairs and maintenance expense, utilities expense, and estimated group health insurance expense. The segment's same community facility operating expense for the year ended December 31, 2024 excludes $1.2 million of natural disaster expense.

Assisted Living and Memory Care Segment

The following table summarizes the operating results and data for our Assisted Living and Memory Care segment for the years ended December 31, 2025 and 2024, including operating results and data on a same community basis.

(in thousands, except communities, units, occupancy, RevPAR, and RevPOR)	Years Ended December 31,		Increase (Decrease)	
	2025	**2024**	**Amount**	**Percent**
Resident fees	$ 2,103,303	$ 2,038,660	$ 64,643	3.2 %
Facility operating expense	$ 1,539,893	$ 1,505,357	$ 34,536	2.3 %
Number of communities (period end)	480	534	(54)	(10.1)%
Total average units	32,750	33,603	(853)	(2.5)%
RevPAR	$ 5,338	$ 5,045	$ 293	5.8 %
Weighted average occupancy	80.5 %	78.2 %	230 bps	n/a
RevPOR	$ 6,632	$ 6,454	$ 178	2.8 %
Same Community Operating Results and Data				
Resident fees	$ 1,907,034	$ 1,813,739	$ 93,295	5.1 %
Facility operating expense	$ 1,355,748	$ 1,293,174	$ 62,574	4.8 %
Number of communities	451	451	—	— %
Total average units	28,766	28,765	1	— %
RevPAR	$ 5,525	$ 5,254	$ 271	5.2 %
Weighted average occupancy	82.0 %	79.8 %	220 bps	n/a
RevPOR	$ 6,738	$ 6,586	$ 152	2.3 %

The increase in the segment's resident fees was primarily attributable to an increase in the segment's same community RevPAR, comprised of a 2.3% increase in same community RevPOR and a 220 basis point increase in same community weighted average occupancy. The increase in the segment's same community RevPOR was primarily the result of the current year annual rate increase. The increase in the segment's resident fees was partially offset by the disposition of communities, primarily though lease terminations, since the beginning of the prior year, which resulted in $31.5 million less in resident fees during the year ended December 31, 2025 compared to the prior year.

The increase in the segment's facility operating expense was primarily attributable to an increase in the segment's same community facility operating expense, including increases in wage rates, estimated group health insurance expense, repairs and maintenance expense, and utilities expense. The increase in the segment's facility operating expense was partially offset by the disposition of communities, primarily though lease terminations, since the beginning of the prior year, which resulted in $29.1 million less in facility operating expense during the year ended December 31, 2025 compared to the prior year. The segment's same community facility operating expense for the year ended December 31, 2025 and 2024 excludes $1.2 million and $4.7 million, respectively, of natural disaster expense.

CCRCs Segment

The following table summarizes the operating results and data for our CCRCs segment for the years ended December 31, 2025 and 2024, including operating results and data on a same community basis.

(in thousands, except communities, units, occupancy, RevPAR, and RevPOR)	Years Ended December 31,		Increase (Decrease)	
	2025	2024	Amount	Percent
Resident fees	$ 345,596	$ 334,468	$ 11,128	3.3 %
Facility operating expense	$ 279,856	$ 274,064	$ 5,792	2.1 %
Number of communities (period end)	15	17	(2)	(11.8)%
Total average units	4,733	4,733	—	— %
RevPAR	$ 6,085	$ 5,889	$ 196	3.3 %
Weighted average occupancy	78.9 %	76.6 %	230 bps	n/a
RevPOR	$ 7,709	$ 7,691	$ 18	0.2 %
Same Community Operating Results and Data				
Resident fees	$ 273,224	$ 261,657	$ 11,567	4.4 %
Facility operating expense	$ 212,962	$ 206,086	$ 6,876	3.3 %
Number of communities	14	14	—	— %
Total average units	3,689	3,688	1	— %
RevPAR	$ 6,172	$ 5,912	$ 260	4.4 %
Weighted average occupancy	80.7 %	77.8 %	290 bps	n/a
RevPOR	$ 7,648	$ 7,601	$ 47	0.6 %

The increase in the segment's resident fees was primarily attributable to an increase in the segment's same community RevPAR, comprised of a 290 basis point increase in same community weighted average occupancy and a 0.6% increase in the segment's same community RevPOR. The increase in the segment's same community RevPOR was primarily the result of the current year annual rate increase, and was partially offset by an occupancy mix shift to more independent living and assisted living residents and lower skilled nursing revenue.

The increase in the segment's facility operating expense was primarily attributable to an increase in the segment's same community facility operating expense, including increases in wage rates and food costs.

Operating Results - Other Income and Expense Items

The following table summarizes other income and expense items in our operating results for the years ended December 31, 2025 and 2024.

(in thousands)	Years Ended December 31,		Increase (Decrease)	
	2025	**2024**	**Amount**	**Percent**
Management fees	$ 10,853	$ 10,521	$ 332	3.2 %
Reimbursed costs incurred on behalf of managed communities	140,501	142,916	(2,415)	(1.7)%
Costs incurred on behalf of managed communities	140,501	142,916	(2,415)	(1.7)%
General and administrative expense	195,141	185,850	9,291	5.0 %
Facility operating lease expense	200,263	200,587	(324)	(0.2)%
Depreciation and amortization	355,527	357,788	(2,261)	(0.6)%
Asset impairment	71,349	8,557	62,792	NM
Loss (gain) on sale of communities, net	(2,368)	—	2,368	NM
Loss (gain) on facility operating lease termination, net	4,139	—	4,139	NM
Interest income	12,382	19,162	(6,780)	(35.4)%
Interest expense	254,292	252,575	1,717	0.7 %
Gain (loss) on debt modification and extinguishment, net	(40,087)	(20,762)	19,325	93.1 %
Non-operating gain (loss) on sale of assets, net	—	923	(923)	(100.0)%
Other non-operating income (loss)	3,802	9,376	(5,574)	(59.4)%
Benefit (provision) for income taxes	1,951	(4,646)	6,597	NM

Reimbursed Costs Incurred on Behalf of Managed Communities and Costs Incurred on Behalf of Managed Communities. The decrease in reimbursed costs and costs incurred on behalf of managed communities was primarily attributable to terminations of management agreements subsequent to the beginning of the prior year, partially offset by an increase in community labor costs incurred for communities managed in both years.

General and Administrative Expense. The increase in general and administrative expense was primarily due to $9.3 million of organizational restructuring costs related to senior leadership changes and our efforts to reduce general and administrative expense, as we scaled our general and administrative costs in connection with community dispositions, and $8.0 million of transaction costs for stockholder relations advisory matters in the current year, partially offset by $7.0 million of legal expenses recognized in the prior year for certain putative class action litigation. General and administrative expense includes transaction, legal, and organizational restructuring costs of $18.1 million and $7.9 million for the years ended December 31, 2025 and 2024, respectively. Transaction costs include those directly related to acquisition, disposition, financing, and leasing activity and stockholder relations advisory matters, and are primarily comprised of legal, finance, consulting, professional fees, and other third-party costs. Legal costs include charges associated with putative class action litigation. Organizational restructuring costs include those related to our efforts to reduce general and administrative expense and our senior leadership changes, including severance costs.

Facility Operating Lease Expense. The decrease in facility operating lease expense was primarily due to a $21.7 million decrease attributable to the acquisition of formerly leased communities and a decrease attributable to the termination of community leases during the current year, partially offset by an increase attributable to the extension of community leases during the prior year at a higher annual lease expense.

Asset Impairment. During the year ended December 31, 2025, we recorded $71.3 million of non-cash impairment charges, primarily related to the planned disposition of certain underperforming communities resulting in a change in their intended holding periods. During the year ended December 31, 2024, we recorded $8.6 million of non-cash impairment charges, primarily for certain leased communities with lower than expected occupancy and decreased future cash flow estimates over the remaining lease term and for property damage sustained at certain communities during the year.

Interest Expense. The increase in interest expense was primarily due to debt obtained to finance the acquisition of 36 communities previously subject to operating leases subsequent to the beginning of the prior year.

Gain (Loss) on Debt Modification and Extinguishment, Net. The increase in loss on debt modification and extinguishment, net was primarily due to a $32.8 million loss on extinguishment of a financing obligation during the current year for the reacquisition of three communities previously subject to sale-leaseback transactions, partially offset by a $15.5 million loss on debt extinguishment in the prior year for the convertible notes issuance and exchange transactions. Refer to the "Convertible Senior Notes" section for additional information on the convertible notes issuance and exchange transactions.

Other Non-operating Income (Loss). The decrease in other non-operating income was due to decreased income recognized for insurance recoveries from our property and casualty insurance policies.

Benefit (Provision) for Income Taxes. The difference between our effective tax rate for the years ended December 31, 2025 and 2024 was primarily due to a decrease in the tax expense resulting from the valuation allowance recorded against the benefit on operating losses. We recorded an aggregate deferred federal, state, and local tax benefit of $60.0 million for the year ended December 31, 2025, which was offset by an increase in the valuation allowance of $56.7 million. We recorded an aggregate deferred federal, state, and local tax benefit of $43.7 million for the year ended December 31, 2024, which was offset by an increase in the valuation allowance of $47.3 million.

Liquidity and Capital Resources

This section includes the non-GAAP liquidity measure Adjusted Free Cash Flow. See "Non-GAAP Financial Measures" below for our definition of the measure and other important information regarding such measure, including reconciliations to the most comparable GAAP measure.

Liquidity

The following is a summary of cash flows from operating, investing, and financing activities, as reflected in the consolidated statements of cash flows, and our Adjusted Free Cash Flow.

(in thousands)	Years Ended December 31,		Increase (Decrease)	
	2025	**2024**	**Amount**	**Percent**
Net cash provided by operating activities	$ 218,030	$ 166,177	$ 51,853	31.2 %
Net cash provided by (used in) investing activities	(455,951)	(278,066)	177,885	64.0 %
Net cash provided by (used in) financing activities	201,089	142,061	59,028	41.6 %
Net increase (decrease) in cash, cash equivalents, and restricted cash	(36,832)	30,172	(67,004)	NM
Cash, cash equivalents, and restricted cash at beginning of period	379,840	349,668	30,172	8.6 %
Cash, cash equivalents, and restricted cash at end of period	$ 343,008	$ 379,840	$ (36,832)	(9.7)%
Adjusted Free Cash Flow	$ 22,823	$ (29,476)	$ 52,299	NM

The increase in net cash provided by operating activities was primarily attributable to an increase in resident fees and a $34.8 million decrease in cash facility operating lease payments, partially offset by an increase in facility operating expense compared to the prior year.

The increase in net cash used in investing activities was primarily attributable to an increase of $202.6 million of cash paid for the acquisition of formerly leased communities, partially offset by a $19.1 million increase in net proceeds from sale of assets.

The increase in net cash provided by financing activities was primarily attributable to a $152.4 million increase in debt proceeds compared to the prior year, partially offset by a $97.4 million increase in repayment of debt and financing lease obligations compared to the prior year.

The change in Adjusted Free Cash Flow was primarily attributable to the increase in net cash provided by operating activities.

Our principal sources of liquidity have historically been from:

- cash balances on hand, cash equivalents, and marketable securities;
- cash flows from operations;
- proceeds from our credit facilities;
- funds generated through unconsolidated venture arrangements;
- proceeds from mortgage financing or refinancing of various assets;
- funds raised in the debt or equity markets; and
- proceeds from the disposition of assets.

Over the longer-term, we expect to continue to fund our business through these principal sources of liquidity.

Over the near-term, we expect that our liquidity requirements will primarily arise from:

- working capital;
- operating costs such as labor costs, severance costs, general and administrative expense, and supply costs;
- debt, interest, and lease payments;
- investment in our healthcare and wellness initiatives;
- transaction consideration and related expenses;
- capital expenditures and improvements;
- cash collateral required to be posted in connection with our financial instruments and insurance programs; and
- other corporate initiatives (including information systems and other strategic projects).

We are highly leveraged and have significant debt and lease obligations. As of December 31, 2025, we had $4.3 billion of debt outstanding at a weighted average interest rate of 5.06%. As of such date, 89.7%, or $3.9 billion, of our total debt obligations represented non-recourse property-level mortgage financings.

As of December 31, 2025, we had $1.2 billion of operating and financing lease obligations, and for the twelve months ending December 31, 2026, we will be required to make approximately $191.6 million of cash lease payments in connection with our existing operating and financing leases.

As of December 31, 2025, we had $1.4 million of letters of credit and no cash borrowings were outstanding under our $100.0 million secured credit facility. We also had separate letter of credit facilities providing for up to $68.0 million of letters of credit as of December 31, 2025, under which $59.2 million had been issued as of that date.

Total liquidity of $377.7 million as of December 31, 2025 included $279.1 million of unrestricted cash and cash equivalents (excluding restricted cash of $63.9 million) and $98.6 million of availability on our secured credit facility. Total liquidity as of December 31, 2025 decreased $11.6 million from total liquidity of $389.3 million as of December 31, 2024. During 2026, we plan to sell 29 owned communities (2,364 units), which we believe will generate approximately $200.0 million of proceeds. The closings of the expected sales of assets are subject (where applicable) to our successful marketing of such assets on terms acceptable to us. Further, the closings of the expected sales of assets are, or will be, subject to the satisfaction of various conditions, including (where applicable) the receipt of regulatory approvals. There can be no assurance that the transactions will close or, if they do, when the actual closings will occur.

As of December 31, 2025, our current liabilities exceeded current assets by $14.0 million. Included in our current liabilities is $75.7 million of the current portion of operating and financing lease obligations, for which the associated right-of-use assets are excluded from current assets on our consolidated balance sheets. We currently estimate our historical principal sources of liquidity, primarily our cash flows from operations, together with cash balances on hand, and cash equivalents, availability on our secured credit facility, and proceeds from financings and refinancings of various assets will be sufficient to fund our liquidity needs for at least the next 12 months. We continue to focus on increasing our RevPAR, maintaining appropriate expense discipline, continuing to refinance or exercise available extension options for maturing debt, continuing to evaluate our capital structure and the state of debt and equity markets, and monetizing non-strategic or underperforming owned assets. There is no assurance that financing will continue to be available on terms consistent with our expectations or at all, or that our efforts will be successful in monetizing certain assets or exercising extension options.

Our actual liquidity and capital funding requirements depend on numerous factors, including our operating results, our actual level of capital expenditures, general economic conditions, and the cost of capital, as well as other factors described in "Item 1A. Risk Factors." Since the amount of mortgage financing available for our communities is generally dependent on their appraised values and performance, decreases in their appraised values, including due to adverse changes in real estate market conditions, or their performance, could result in available mortgage refinancing amounts that are less than the communities' maturing indebtedness. In addition, our inability to satisfy underwriting criteria for individual communities may limit our access to our historical lending sources for such communities, including Fannie Mae and Freddie Mac. As of December 31, 2025, 11% of our owned communities were unencumbered by mortgage debt.

As of December 31, 2025, the current portion of long-term debt was $77.5 million, which includes $23.3 million of our 2.00% convertible senior notes due October 15, 2026 and $19.6 million of mortgage notes payable secured by assets held for sale. We have completed the refinancing of all of our mortgage debt maturities due in 2026. Our inability to obtain refinancing proceeds sufficient to cover 2027 and later maturing indebtedness could adversely impact our liquidity, and may cause us to seek additional alternative sources of financing, which may be less attractive or unavailable. Shortfalls in cash flows from estimated operating results or other principal sources of liquidity may have an adverse impact on our ability to fund our planned capital expenditures or to fund investments to support our strategy. In order to continue some of these activities at historical or planned levels, we may incur additional indebtedness or lease financing to provide additional funding. There can be no assurance that any such additional financing will be available or on terms that are acceptable to us.

Funding our planned capital expenditures or investments to support our strategy may require additional capital. We expect to continue to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities. Any such sale of additional equity securities will dilute the percentage ownership of our existing stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. Any newly issued equity securities may have rights, preferences, or privileges senior to those of our common stock. If we are unable to raise additional funds or obtain them on terms acceptable to us, we may have to delay or abandon our plans.

Capital Expenditures

Our capital expenditures are comprised of community-level, corporate, and development capital expenditures. Community-level capital expenditures include maintenance expenditures (including routine maintenance of communities over $1,500 per occurrence), community renovations, unit upgrades (including unit turnovers over $500 per unit), and other major building infrastructure projects (including replacements of major building systems). Corporate capital expenditures include those for information technology systems and equipment and the remediation or replacement of assets as a result of casualty losses. Development capital expenditures include community expansions, major community redevelopment and repositioning projects, and the development of new communities.

The following table summarizes our capital expenditures for the year ended December 31, 2025 for our consolidated business.

(in thousands)		
Community-level capital expenditures, net [1]	$	144,335
Corporate capital expenditures, net		26,365
Non-development capital expenditures, net [2]		170,700
Development capital expenditures, net		13
Total capital expenditures, net	$	170,713

(1) Reflects the amount invested, net of lessor reimbursements of $32.6 million.

(2) Amount is included in Adjusted Free Cash Flow.

In the aggregate, we expect our full-year 2026 non-development capital expenditures, net of anticipated lessor reimbursements, to be approximately $175.0 million to $195.0 million. We anticipate that our 2026 capital expenditures will be funded from cash on hand, cash equivalents, cash flows from operations, and reimbursements from lessors. As of December 31, 2025, the average age of the buildings in our consolidated senior housing portfolio was approximately 28 years. To support our strategy and to protect the value of our community portfolio and ensure that our communities are in appropriate physical condition, over the intermediate term, we expect that our community-level non-development capital expenditures, net of lessor reimbursements, will be at annual levels in a similar range of 2026 projected spend.

Over the longer term, we expect that we will also continue to invest in our development capital expenditures program through which we expand, reposition, and redevelop selected existing senior living communities where economically advantageous.

Indebtedness

As of December 31, 2025, we had $4.3 billion of debt outstanding, at a weighted average interest rate of 5.06%. As of such date, 89.7%, or $3.9 billion, of our total debt obligations represented non-recourse property-level mortgage financings. As of December 31, 2025, we had $3.3 billion of long-term fixed-rate debt (including our $23.3 million principal amount of 2.00% convertible senior notes due 2026 and our $369.4 million principal amount of 3.50% convertible senior notes due 2029), at a weighted average interest rate of 4.70%.

As of December 31, 2025, we had $1.0 billion of long-term variable-rate debt, which is indexed to Secured Overnight Financing Rate ("SOFR") plus a weighted average margin of 244 basis points, at a weighted average interest rate of 6.18%. Increases in prevailing interest rates as a result of inflation or other factors will increase our payment obligations on our variable-rate obligations to the extent they are unhedged and may increase our future borrowing and hedging costs. In the normal course of business, we enter into interest rate agreements with major financial institutions to manage our risk above certain interest rates on variable-rate debt. Although we have interest rate cap or swap agreements in place for all of our $1.0 billion of outstanding long-term variable-rate debt as of December 31, 2025, these agreements only limit our exposure to increases in interest rates above certain levels and only for the remaining term of the existing interest rate cap or swap agreements. For our SOFR interest rate cap and swap agreements as of December 31, 2025, the weighted average fixed interest rate is 4.25%, and the weighted average remaining term is 0.9 years. Many of our long-term variable-rate debt instruments include provisions that obligate us to obtain additional interest rate cap agreements upon the maturity of the existing interest rate cap agreements.

The annual aggregate scheduled maturities (including recurring principal payments) of long-term debt outstanding as of December 31, 2025 are as follows (in millions).

Years Ending December 31,	Fixed Rate Maturities	Variable Rate Maturities	Recurring Principal Payments	Long-term Debt	Weighted Rate
2026	$ 23.3	$ —	$ 47.8	$ 71.1	3.79 %
2027	561.2	58.6	48.6	668.4	4.85 %
2028[1]	333.2	556.7	39.3	929.2	5.66 %
2029	714.0	77.9	32.4	824.3	4.31 %
2030	518.0	291.9	19.3	829.2	4.33 %
Thereafter	956.2	24.0	35.9	1,016.1	5.95 %
Total obligations	$ 3,105.9	$ 1,009.1	$ 223.3	4,338.3	5.06 %
Less amount representing deferred financing costs, net				(45.8)	
Total				$ 4,292.5	

(1) Variable rate maturities include the maturities of $357.8 million of mortgage debt for which we have the option to extend the maturity for two additional terms of one year each subject to the satisfaction of certain conditions.

Convertible Senior Notes

2026 Convertible Senior Notes

On October 1, 2021, we issued $230.0 million principal amount of 2.00% convertible senior notes due 2026 (the "2026 Notes"). We received net proceeds of $224.3 million at closing after the deduction of the initial purchasers' discount. We used $15.9 million of the net proceeds to pay the cost of the capped call transactions described below.

The 2026 Notes were issued pursuant to, and are governed by, the Indenture dated as of October 1, 2021 by and between us and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC) ("EQ"), as trustee. The 2026 Notes are our senior unsecured obligations and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the 2026 Notes, and equal in right of payment to any of our indebtedness that is not so subordinated. The 2026 Notes are effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) and any preferred equity of our current or future subsidiaries.

The 2026 Notes bear interest at 2.00% per year, payable semi-annually in arrears in cash on April 15 and October 15 of each year. The 2026 Notes will mature on October 15, 2026, unless earlier converted, redeemed or repurchased in accordance with their terms. Holders of the 2026 Notes may convert all or any portion of their 2026 Notes at their option at any time prior to the close of business on the business day immediately preceding July 15, 2026, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2026 Notes on each such trading day; (3) if we call any or all of the 2026 Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date, but only with respect to the 2026 Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events. On or after July 15, 2026, holders may convert all or any portion of their 2026 Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock at our election.

The conversion rate for the 2026 Notes is initially 123.4568 shares of our common stock per $1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of approximately $8.10 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following the issuance of a notice of redemption, we will increase the conversion rate for a holder who elects to convert its 2026 Notes in connection with such a corporate event or who elects to convert any 2026 Notes called (or deemed called) for redemption during the related redemption period in certain circumstances.

We may redeem for cash all or (subject to certain limitations) any portion of the 2026 Notes, at our option, on or after October 21, 2024 and prior to the 51st scheduled trading day immediately preceding the maturity date if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes.

If we undergo a fundamental change (as defined in the Indenture) prior to the maturity date, holders may require us to repurchase for cash all or any portion of their 2026 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

In connection with the offering of the 2026 Notes, we entered into privately negotiated capped call transactions ("Capped Call Transactions") with each of Bank of America, N.A., Royal Bank of Canada, Wells Fargo Bank, National Association or their respective affiliates (the "Capped Call Counterparties"). The Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of our common stock that initially underlie the 2026 Notes and initially have an exercise price of $8.10 per share of common stock. The cap price of the Capped Call Transactions is initially approximately $9.90 per share of our common stock, representing a premium of 65% above the last reported sale price of $6.00 per share of our common stock on September 28, 2021, and is subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions are expected generally to reduce or offset potential dilution to holders of our common stock upon conversion of the 2026 Notes and/or offset the potential cash payments that we could be required to make in excess of the principal amount of any converted Notes upon conversion thereof, with such reduction and/or offset subject to a cap based on the cap price.

The Capped Call Transactions are separate transactions entered into by us with the Capped Call Counterparties and are not part of the terms of the 2026 Notes. The Capped Call Transactions had a cost of $15.9 million, which was paid on October 1, 2021 from the proceeds of the 2026 Notes. We account for Capped Call Transactions separately from the 2026 Notes and recognized the cost as a reduction of additional paid-in capital in the year ended December 31, 2021 as the Capped Call Transactions are indexed to our common stock. Subsequent to our convertible notes exchange transactions on October 3, 2024, the Capped Call Transactions remain outstanding with the terms unchanged and continue to cover the number of shares of our common stock that initially underlie the $230.0 million initial principal amount of 2026 Notes. Refer to Note 7 to the consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data" for additional information on the convertible senior notes transactions.

2029 Convertible Senior Notes

On September 30, 2024, we entered into privately negotiated exchange and subscription agreements (the "Exchange and Subscription Agreements") with certain holders of the 2026 Notes. On October 3, 2024, pursuant to the Exchange and Subscription Agreements, we issued $369.4 million aggregate principal amount of 3.50% convertible senior notes due 2029 (the "2029 Notes"). At closing, $219.4 million principal amount of the 2029 Notes were issued in exchange for $206.7 million principal amount of the 2026 Notes and $150.0 million principal amount of the 2029 Notes were issued for cash. As part of such transactions, $29.7 million principal amount of the 2029 Notes were issued in exchange for $28.0 million principal amount of the 2026 Notes in transactions with one holder and its affiliates whom beneficially owned more than 10% of the shares of the our common stock as of such date and at closing. The 2029 Notes were issued pursuant to, and are governed by, an Indenture (the "2029 Notes Indenture"), dated as of October 3, 2024 between EQ, as trustee and us. Following the closing, $23.3 million in aggregate principal amount of the 2026 Notes remain outstanding with the terms unchanged.

The 2029 Notes are our senior unsecured obligations and will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the 2029 Notes, and equal in right of payment to any indebtedness that is not so subordinated. The 2029 Notes are effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities (including trade payables) and any preferred equity of our current or future subsidiaries. Under the terms of the 2029 Notes Indenture, subject to certain exceptions, we may not incur pari passu indebtedness in an aggregate principal amount exceeding $500.0 million.

The 2029 Notes bear interest at a rate of 3.50% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2025. The 2029 Notes will mature on October 15, 2029, unless earlier converted or repurchased in accordance with their terms. Holders of the 2029 Notes may convert all or any portion of their 2029 Notes at their option at any time prior to the close of business on the business day immediately preceding July 15, 2029, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2024 (and only during such calendar quarter), if the last reported sale price of our the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of the 2029 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2029 Notes on each such trading day; or (3) upon the occurrence of specified corporate events. On or after July 15, 2029, holders may convert all or any portion of their 2029 Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. Under the 2029 Notes Indenture, we will not be obligated to deliver any shares of common stock to any holder upon any conversion of the 2029 Notes whereby such holder would beneficially own a number of shares of Company common stock in excess of 19.9% of the total number of shares of Company common stock issued and outstanding immediately following such conversion.

The conversion rate for the 2029 Notes will initially be 111.1111 shares of common stock per $1,000 principal amount of the 2029 Notes (equivalent to an initial conversion price of approximately $9.00 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its 2029 Notes in connection with such a corporate event.

We do not have the right to redeem the 2029 Notes at our election before the maturity date. No sinking fund is provided for the 2029 Notes.

Our net cash proceeds from the exchange and issuance transactions, after subtracting fees, discounts and expenses, were $135.0 million.

We recognized a $15.5 million loss on debt extinguishment in the year ended December 31, 2024 for the completed exchange and issuance transactions.

Credit Facilities

In December 2023, we amended our revolving credit agreement with Capital One, National Association, as administrative agent and lender and the other lenders from time to time parties thereto. The amended agreement provides an expanded commitment amount of up to $100.0 million which can be drawn in cash or as letters of credit. The credit facility matures in January 2027, and we have the option to extend the facility for two additional terms of approximately one year each subject to the satisfaction of certain conditions. Amounts drawn under the facility will bear interest at SOFR plus an applicable margin ranging from 2.5% to 3.0% based upon the percentage of the total commitment drawn. Additionally, a quarterly commitment fee of 0.35% per annum was applicable on the unused portion of the facility as of December 31, 2025. The revolving credit facility is currently secured by first priority mortgages and negative pledges on certain of our communities. Available capacity under the facility will vary from time to time based upon certain calculations related to the appraised value and performance of the communities securing the credit facility and the variable interest rate of the credit facility.

As of December 31, 2025, $1.4 million of letters of credit and no cash borrowings were outstanding under our $100.0 million secured credit facility, and the facility had $98.6 million of availability. We also had separate letter of credit facilities providing up to $68.0 million of letters of credit as of December 31, 2025 under which $59.2 million had been issued as of that date.

Long-Term Leases

As of December 31, 2025, we operated 178 communities under long-term leases (169 operating leases and 9 financing leases). The substantial majority of our lease arrangements are structured as master leases. Under a master lease, numerous communities are leased through an indivisible lease. In certain cases, we guarantee the performance and lease payment obligations of our subsidiary lessees under the master leases. Due to the nature of such master leases, it is difficult to restructure the composition of our leased portfolios or economic terms of the leases without the consent of the applicable landlord. In addition, an event of default related to an individual property or limited number of properties within a master lease portfolio may result in a default on the entire master lease portfolio.

The leases relating to substantially all of our leased communities are fixed-rate leases with annual escalators that are fixed. We are responsible for all operating costs, including repairs and maintenance, property taxes, and insurance. As of December 31, 2025, the weighted average remaining lease term of our operating and financing leases was 9.9 and 6.3 years, respectively. The lease terms generally provide for renewal or extension options, or in certain cases, purchase options. The existing lease maturities of our senior housing community leases as of December 31, 2025 are as follows (without giving effect to future renewals or extension options).

Years Ending December 31,	Community Count	Total Units
2026	2	152
2027	—	0
2028	1	116
2029	17	735
2030	—	0
Thereafter	158	9,605
Total	178	10,608

The community leases contain other customary terms, which may include assignment and change of control restrictions, maintenance and capital expenditure obligations, termination provisions, and financial covenants, such as those requiring us to maintain prescribed minimum liquidity and net worth levels and lease coverage ratios. We are required to spend approximately $23.0 million in aggregate for the 24-month period ending December, 31, 2027 for capital expenditures under certain of our community leases and approximately $116.0 million in aggregate thereafter under the initial lease terms of such leases. Our lease documents generally contain non-financial covenants, such as those requiring us to comply with Medicare or Medicaid provider requirements and maintain insurance coverage. Certain leases contain cure provisions, which generally allow us to post an additional lease security deposit if the required covenant is not met.

Certain of our master leases contain radius restrictions, which limit our ability to own, develop, or acquire new communities within a specified distance from certain existing communities covered by such agreements. These radius restrictions could negatively affect our ability to expand, develop, or acquire senior housing communities and operating companies.

For the year ended December 31, 2025, our cash lease payments for our operating leases were $222.6 million and for our financing leases were $12.0 million. The aggregate amounts of future minimum lease payments, including community, office, and equipment leases, recognized on the consolidated balance sheet as of December 31, 2025 are as follows (in millions).

Years Ending December 31,	Operating Lease Payments	Financing Lease Payments	Total Minimum Lease Payments
2026	$ 184.5	$ 7.1	$ 191.6
2027	187.3	6.5	193.8
2028	184.5	6.3	190.8
2029	187.0	6.3	193.3
2030	179.6	6.3	185.9
Thereafter	919.9	9.3	929.2
Total minimum lease payments	$ 1,842.8	$ 41.8	$ 1,884.6

Debt and Lease Covenants

Certain of our long-term debt and lease documents contain restrictions, maintenance and capital expenditure obligations, and financial covenants, such as those requiring us to maintain prescribed minimum liquidity and net worth levels and debt service and lease coverage ratios, and requiring us not to exceed prescribed leverage ratios, in each case on a consolidated, portfolio-wide, multi-community, single-community, and/or entity basis. These covenants include a requirement contained in certain of our long-term debt documents for us to maintain liquidity of at least $130.0 million at each quarter-end determination date. As of December 31, 2025, our liquidity was $377.7 million.

In addition, our debt and lease documents generally contain non-financial covenants, such as those requiring us to comply with Medicare or Medicaid provider requirements and maintain insurance coverage. Our failure to comply with applicable covenants could constitute an event of default under the applicable debt or lease documents. Many of our debt and lease documents contain cross-default provisions so that a default under one of these instruments could cause a default under other debt and lease documents (including documents with other lenders and lessors).

Furthermore, our mortgage debt is secured by our communities and, in certain cases, our long-term debt and leases are secured by a guaranty by us and/or one or more of our subsidiaries. Therefore, if an event of default has occurred under any of our debt or lease documents, subject to cure provisions in certain instances, the respective lender or lessor would have the right to declare all the related outstanding amounts of indebtedness or cash lease obligations immediately due and payable, to foreclose on our mortgaged communities, to terminate our leasehold interests, to foreclose on other collateral securing the indebtedness and leases, to discontinue our operation of leased communities, and/or to pursue other remedies available to such lender or lessor. Further, an event of default could trigger cross-default provisions in our other debt and lease documents (including documents with other lenders or lessors). We cannot provide assurance that we would be able to pay the debt or lease obligations if they became due upon acceleration following an event of default.

As of December 31, 2025, we are in compliance with the financial covenants of our debt agreements and long-term leases.

Summary of Contractual Obligations

The following table presents a summary of our material indebtedness and lease obligations, as of December 31, 2025.

	Payments Due during the Years Ending December 31,						
(in millions)	2026	2027	2028[1]	2029	2030	Thereafter	Total
Principal on long-term debt[2]	$ 71.1	$ 668.4	$ 929.2	$ 824.3	$ 829.2	$ 1,016.1	$ 4,338.3
Interest on long-term debt[3]	220.2	206.8	172.7	125.5	80.4	59.8	865.4
Long-term debt obligations	291.3	875.2	1,101.9	949.8	909.6	1,075.9	5,203.7
Lease obligations	191.6	193.8	190.8	193.3	185.9	929.2	1,884.6
Total long-term debt and lease obligations	$ 482.9	$ 1,069.0	$ 1,292.7	$ 1,143.1	$ 1,095.5	$ 2,005.1	$ 7,088.3

(1) Principal on long-term debt includes the maturities of $357.8 million of mortgage debt for which we have the option to extend the maturity for two additional terms of one year each subject to the satisfaction of certain conditions.
(2) Excludes deferred financing costs of $45.8 million as of December 31, 2025.
(3) Represents contractual interest for all fixed-rate obligations and interest on variable rate instruments at the December 31, 2025 rate applicable for each instrument excluding the impact of interest rate cap and swap agreements. As of December 31, 2025, our long-term variable-rate debt had a weighted average interest rate of 6.18%. We are subject to market risks from changes in interest rates and increases or decreases in prevailing interest rates would change our payment obligations on our variable-rate obligations.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP, requires us to make estimates, assumptions, and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. We believe the following accounting estimates are the most critical as they require assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been selected, could have a material impact on our consolidated results of operations or financial condition. These estimates are based on our best judgment about current and future conditions, but actual results could differ from those estimates. Our significant accounting policies are discussed in Note 2 to the consolidated financial statements contained in "Item 8. Financial Statements and Supplementary Data."

Long-Lived Asset Impairment

As of December 31, 2025, our long-lived assets were comprised primarily of $4.3 billion and $1.0 billion of net property, plant and equipment and leasehold intangibles and operating lease right-of-use assets, respectively.

We test long-lived assets for recoverability annually during our fourth quarter or whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. Recoverability of an asset group is assessed by comparing its carrying amount to the estimated future undiscounted net cash flows expected to be generated by the asset group through operation or disposition, calculated utilizing the lowest level of identifiable cash flows. If this comparison indicates that the carrying amount of an asset group is not recoverable, we are required to recognize an impairment loss. The impairment loss is measured by the amount by which the carrying amount of the asset exceeds its estimated fair value.

In estimating the recoverability of asset groups for purposes of our long-lived asset impairment testing, we utilize future cash flow projections that are generally developed internally. Any estimates of future cash flow projections necessarily involve predicting unknown future circumstances and events and require significant management judgments and estimates. In arriving at our cash flow projections, we consider our historic operating results, approved budgets and business plans, future demographic factors, expected growth rates, estimated asset holding periods, and other factors. In estimating the future cash flows of asset groups for purposes of our long-lived asset impairment test, we make certain key assumptions. Those assumptions include asset holding periods, future revenues, facility operating expenses, and cash flows, including sales proceeds that we would receive upon a sale of the assets. We corroborate the estimated asset sale proceeds we use in these calculations with capitalization rates or sales prices observable from recent market transactions.

Determining the future cash flows of an asset group involves the use of significant estimates and assumptions that are unpredictable and inherently uncertain. Future events may indicate differences from management's current judgments and estimates which could, in turn, result in future impairments. Future events that may result in impairment charges include differences in the projected occupancy rates or monthly service fee rates, changes in the cost structure of existing communities, and our decision to dispose of assets, including through exiting non-strategic or underperforming owned assets or leases. Significant adverse changes in our future revenues and/or operating margins, significant changes in the market for senior housing, or the valuation of the real estate of senior living communities, as well as other events and circumstances, including, but not limited to, increased competition and changing economic or market conditions, could result in changes in estimated future cash flows and the determination that additional assets are impaired.

During 2025, 2024, and 2023, we evaluated long-lived depreciable assets and lease right-of-use assets and determined that the carrying amount of these assets exceeded the undiscounted cash flows for certain of our communities. Estimated fair values were determined for these certain properties, and we recorded asset impairment charges. The following is a summary of asset impairment expense for these assets.

| (in millions) | For the Years Ended December 31, | | |
	2025	2024	2023
Property, plant and equipment and leasehold intangibles, net	$ 69.4	$ 4.0	$ 6.3
Operating lease right-of-use assets	1.9	4.6	8.3
Total	$ 71.3	$ 8.6	$ 14.6

These impairment charges are primarily due to the planned disposition of certain underperforming communities resulting in a change in their intended holding periods and reflect the amount by which the carrying amounts of the assets exceeded their estimated fair value.

Our impairment loss assessment contains uncertainties because it requires us to apply judgment to estimate whether there have been changes in circumstances that indicate the carrying amount may not be recoverable, the recoverability of asset groups, and, if necessary, the fair value of our assets. As we periodically perform this assessment, changes in our estimates and assumptions may cause us to realize material impairment charges in the future. Although we make every reasonable effort to ensure the accuracy of our estimate of the future cash flows of assets, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. Additionally, future events may indicate differences from management's current judgments and estimates which could, in turn, result in future impairments.

Self-Insurance Liability Accruals

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although we maintain general liability and professional liability insurance policies for our owned, leased, and managed communities under a master insurance program, our current policies provide for deductibles for each claim and contain various exclusions from coverage. We use our wholly-owned captive insurance company for the purpose of insuring certain portions of our risk retention under our general and professional liability insurance programs. Accordingly, we are, in effect, self-insured for claims that are less than the deductible amounts, for claims that exceed the funding level of our wholly-owned captive insurance company, and for claims or portions of claims that are not covered by such policies and/or exceed the policy limits. In addition, we maintain a high-deductible workers' compensation program. Third-party insurers are responsible for claim costs above program deductibles and retentions.

Outstanding losses and expenses for general liability, professional liability, and workers' compensation are estimated based on the recommendations of independent actuaries and management's estimates. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. We review the adequacy of our accruals related to these liabilities on an ongoing basis, using historical claims, actuarial valuations, third-party administrator estimates, consultants, advice from legal counsel, and industry data, and adjust accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. These estimates require significant judgment, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. Subsequent changes in actual experience are monitored and estimates are updated as information becomes available.

As of December 31, 2025, we accrued liabilities of $109.0 million for general liability, professional liability, and workers' compensation programs. During the years ended December 31, 2025 and 2024, we increased our estimate of the amount of aggregate accrued liabilities for these programs based on recent claims experience, resulting in an increase to operating expenses of $2.5 million and $13.5 million, respectively. During the year ended December 31, 2023, there was no significant adjustment to our operating expenses for any change in our estimate of the amount of these liabilities.

Non-GAAP Financial Measures

This Annual Report on Form 10-K contains the financial measures Adjusted EBITDA and Adjusted Free Cash Flow, which are not calculated in accordance with GAAP. Presentations of these non-GAAP financial measures are intended to aid investors in better understanding the factors and trends affecting our performance and liquidity. However, investors should not consider these non-GAAP financial measures as a substitute for financial measures determined in accordance with GAAP, including net income (loss), income (loss) from operations, or net cash provided by operating activities. We caution investors that amounts presented in accordance with our definitions of these non-GAAP financial measures may not be comparable to similar measures disclosed by other companies because not all companies calculate non-GAAP measures in the same manner. We urge investors to review the following reconciliations of these non-GAAP financial measures from the most comparable financial measures determined in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP performance measure that we define as net income (loss) excluding: benefit/provision for income taxes, non-operating income/expense items, and depreciation and amortization; and further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, legal, cost reduction, or organizational restructuring items that management does not consider as part of our underlying core operating performance and that management believes impact the comparability of performance between periods. For the periods presented herein, such other items include non-cash impairment charges, operating lease expense adjustment, non-cash stock-based compensation expense, gain/loss on sale of communities, gain/loss on facility operating lease termination, and transaction, legal, and organizational restructuring costs. Transaction costs include those directly related to acquisition, disposition, financing, and leasing activity and stockholder relations advisory matters, and are primarily comprised of legal, finance, consulting, professional fees, and other third-party costs. Legal costs include charges associated with putative class action litigation. Organizational restructuring costs include those related to our efforts to reduce general and administrative expense and our senior leadership changes, including severance.

We believe that presentation of Adjusted EBITDA as a performance measure is useful to investors because (i) it is one of the metrics used by our management for budgeting and other planning purposes, to review our historic and prospective core operating performance, and to make day-to-day operating decisions; (ii) it provides an assessment of operational factors that management can impact in the short-term, namely revenues and the controllable cost structure of the organization, by eliminating items related to our financing and capital structure and other items that management does not consider as part of our underlying core operating performance and that management believes impact the comparability of performance between periods; (iii) we believe that this measure is used by research analysts and investors to evaluate our operating results and to value companies in our industry; and (iv) we use the measure for components of executive compensation.

Adjusted EBITDA has material limitations as a performance measure, including: (i) excluded interest and income tax are necessary to operate our business under our current financing and capital structure; (ii) excluded depreciation, amortization, and impairment charges may represent the wear and tear and/or reduction in value of our communities, goodwill, and other assets and may be indicative of future needs for capital expenditures; and (iii) we may incur income/expense similar to those for which adjustments are made, such as gain/loss on sale of assets, facility operating lease termination, or debt modification and extinguishment, non-cash stock-based compensation expense, and transaction, legal, and other costs, and such income/expense may significantly affect our operating results.

The table below reconciles Adjusted EBITDA from net income (loss).

| (in thousands) | Years Ended December 31, | |
	2025	2024
Net income (loss)	$ (262,746)	$ (201,994)
Provision (benefit) for income taxes	(1,951)	4,646
Loss (gain) on debt modification and extinguishment, net	40,087	20,762
Non-operating loss (gain) on sale of assets, net	—	(923)
Other non-operating (income) loss	(3,802)	(9,376)
Interest expense	254,292	252,575
Interest income	(12,382)	(19,162)
Income (loss) from operations	13,498	46,528
Depreciation and amortization	355,527	357,788
Asset impairment	71,349	8,557
Loss (gain) on sale of communities, net	(2,368)	—
Loss (gain) on facility operating lease termination, net	4,139	—
Operating lease expense adjustment	(14,349)	(48,793)
Non-cash stock-based compensation expense	11,937	14,184
Transaction, legal, and organizational restructuring costs	18,086	7,930
Adjusted EBITDA	$ 457,819	$ 386,194

Adjusted Free Cash Flow

Adjusted Free Cash Flow is a non-GAAP liquidity measure that we define as net cash provided by operating activities before: distributions from unconsolidated ventures from cumulative share of net earnings, changes in prepaid insurance premiums financed with notes payable, changes in operating lease assets and liabilities for lease termination, cash paid/received for gain/ loss on facility operating lease termination, and lessor capital expenditure reimbursements under operating leases; plus: property and casualty insurance proceeds; less: non-development capital expenditures and payment of financing lease obligations. Non-development capital expenditures are comprised of corporate and community-level capital expenditures, including those related to maintenance, renovations, upgrades, and other major building infrastructure projects for our communities and is presented net of lessor reimbursements. Non-development capital expenditures do not include capital expenditures for: community expansions, major community redevelopment and repositioning projects, and the development of new communities.

We believe that presentation of Adjusted Free Cash Flow as a liquidity measure is useful to investors because (i) it is one of the metrics used by our management for budgeting and other planning purposes, to review our historic and prospective sources of operating liquidity, and to review our ability to service our outstanding indebtedness, pay dividends to stockholders, engage in share repurchases, and make capital expenditures, including development capital expenditures; and (ii) it provides an indicator to management to determine if adjustments to current spending decisions are needed.

Adjusted Free Cash Flow has material limitations as a liquidity measure, including: (i) it does not represent cash available for dividends, share repurchases, or discretionary expenditures since certain non-discretionary expenditures, including mandatory debt principal payments, are not reflected in this measure; (ii) the cash portion of non-recurring charges related to gain/loss on facility lease termination generally represent charges/gains that may significantly affect our liquidity; and (iii) the impact of timing of cash expenditures, including the timing of non-development capital expenditures, limits the usefulness of the measure for short-term comparisons.

The table below reconciles Adjusted Free Cash Flow from net cash provided by operating activities.

	Years Ended December 31,	
(in thousands)	2025	2024
Net cash provided by operating activities	$ 218,030	$ 166,177
Net cash provided by (used in) investing activities	(455,951)	(278,066)
Net cash provided by (used in) financing activities	201,089	142,061
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ (36,832)	$ 30,172
Net cash provided by operating activities	$ 218,030	$ 166,177
Changes in operating lease assets and liabilities for lease termination	5,000	—
Changes in assets and liabilities for lessor capital expenditure reimbursements under operating leases	(32,187)	(16,362)
Non-development capital expenditures, net	(170,700)	(186,755)
Property and casualty insurance proceeds	3,875	8,548
Payment of financing lease obligations	(1,195)	(1,084)
Adjusted Free Cash Flow	$ 22,823	$ (29,476)

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risks from changes in interest rates charged on our credit facilities and other variable-rate indebtedness. The impact on earnings and the value of our long-term debt are subject to change as a result of movements in market rates and prices. As of December 31, 2025, 75.8%, or $3.3 billion, of our long-term debt had a weighted average fixed interest rate of 4.70%. As of December 31, 2025, we had $1.0 billion of long-term variable-rate debt, at a weighted average interest rate of 6.18%.

In the normal course of business, we enter into certain interest rate cap and swap agreements with major financial institutions to manage our risk above certain interest rates on variable-rate debt. As of December 31, 2025, our $1.0 billion of outstanding long-term variable-rate debt is indexed to SOFR plus a weighted average margin of 244 basis points. Accordingly, our annual interest expense related to long-term variable-rate debt is directly affected by movements in SOFR. As of December 31, 2025, all $1.0 billion of our outstanding long-term variable-rate debt is subject to interest rate cap or swap agreements. For our SOFR interest rate cap and swap agreements as of December 31, 2025, the weighted average fixed interest rate is 4.25%, and the weighted average remaining term is 0.9 years. Many of our long-term variable-rate debt instruments include provisions that obligate us to obtain additional interest rate cap agreements upon the maturity of the existing interest rate cap agreements. The costs of obtaining additional interest rate cap agreements may offset the benefits of our existing interest rate cap agreements.

The table below reflects the additional annual debt interest expense that would have resulted for the respective basis point increases in SOFR as of December 31, 2025.

Increase in Index (in basis points)	Annual Interest Expense Increase [1] (in millions)
100	$ 4.1
200	5.5
500	6.5
1,000	6.5

(1) Amounts are after consideration of interest rate cap and swap agreements in place as of December 31, 2025.

Item 8.   **Financial Statements and Supplementary Data**

BROOKDALE SENIOR LIVING INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Brookdale Senior Living Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookdale Senior Living Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Evaluation of property, plant and equipment and leasehold intangibles, net and operating lease right-of-use assets for impairment
Description of the Matter	As of December 31, 2025, the Company's consolidated balance sheet included property, plant and equipment and leasehold intangibles, net and operating lease right-of-use assets of $4.3 billion and $1.0 billion, respectively. As discussed in Note 4 to the consolidated financial statements, property, plant and equipment and leasehold intangibles, net and operating lease right-of-use assets are routinely evaluated for indicators of impairment. For property, plant and equipment and leasehold intangibles, net and operating lease right-of-use assets with indicators of impairment, the Company compares the estimated undiscounted future cash flows of each long-lived asset group to its carrying amount. If the long-lived asset group's carrying amount exceeds its estimated undiscounted future cash flows, the fair value of the long-lived asset group is then estimated by management and compared to its carrying amount. An impairment charge is recognized on these long-lived assets when carrying amount exceeds fair value.
	Auditing management's evaluation of property, plant and equipment and leasehold intangibles, net and operating lease right-of-use assets for impairment was complex and involved a high degree of subjectivity due to the significant estimation required to determine the estimated undiscounted future cash flows of long-lived asset groups where indicators of impairment were determined to be present. In particular, the future cash flow estimates were sensitive to significant assumptions including the estimation of revenue and expense growth, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to evaluate property, plant and equipment and leasehold intangibles, net and operating lease right-of-use assets for impairment, including controls over management's review of the significant assumptions described above.
	To test the Company's evaluation of long-lived asset groups for impairment, we performed audit procedures that included, among others, assessing the methodologies used to estimate future cash flows, testing the significant assumptions described above used to develop the estimates of future cash flows, and testing the completeness and accuracy of the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends and evaluated whether changes to the Company's business and other relevant factors would affect the significant assumptions. The evaluation of the Company's methodology and key assumptions was performed with the assistance of our valuation specialists. We assessed the historical accuracy of the Company's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the undiscounted future cash flows of the long-lived asset groups that would result from changes in the key assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.
Chicago, Illinois
February 19, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Brookdale Senior Living Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Brookdale Senior Living Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Brookdale Senior Living Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois
February 19, 2026

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except stock amounts)

		December 31,		
		2025		**2024**
Assets				
Current assets				
Cash and cash equivalents	$	279,122	$	308,925
Marketable securities		—		19,879
Restricted cash		33,227		39,871
Accounts receivable, net		67,680		51,891
Assets held for sale		77,206		—
Prepaid expenses and other current assets, net		96,705		92,371
Total current assets		553,940		512,937
Property, plant and equipment and leasehold intangibles, net		4,272,697		4,594,401
Operating lease right-of-use assets		1,032,140		1,133,837
Restricted cash		30,659		31,044
Goodwill		27,321		27,321
Other assets, net		35,486		36,022
Total assets	$	5,952,243	$	6,335,562
Liabilities and Equity (Deficit)				
Current liabilities				
Current portion of long-term debt	$	77,492	$	40,779
Current portion of financing lease obligations		1,211		37,007
Current portion of operating lease obligations		74,522		111,104
Trade accounts payable		75,099		65,515
Accrued expenses		273,394		264,384
Refundable fees and deferred revenue		66,207		60,974
Total current liabilities		567,925		579,763
Long-term debt, less current portion		4,215,005		4,022,008
Financing lease obligations, less current portion		24,353		266,895
Operating lease obligations, less current portion		1,123,539		1,174,204
Deferred tax liability		6,316		9,604
Other liabilities		58,482		69,183
Total liabilities		5,995,620		6,121,657
Preferred stock, $0.01 par value, 50,000,000 shares authorized at December 31, 2025 and 2024; no shares issued and outstanding		—		—
Common stock, $0.01 par value, 400,000,000 shares authorized at December 31, 2025 and 2024; 248,274,011 and 210,547,351 shares issued and 237,746,486 and 200,019,826 shares outstanding (including 28,929 and 27,972 unvested restricted shares), respectively		2,483		2,105
Additional paid-in-capital		4,358,077		4,352,991
Treasury stock, at cost; 10,527,525 shares at December 31, 2025 and 2024		(102,774)		(102,774)
Accumulated deficit		(4,302,539)		(4,039,847)
Total Brookdale Senior Living Inc. stockholders' equity (deficit)		(44,753)		212,475
Noncontrolling interest		1,376		1,430
Total equity (deficit)		(43,377)		213,905
Total liabilities and equity (deficit)	$	5,952,243	$	6,335,562

See accompanying notes to consolidated financial statements.

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Years Ended December 31,		
	2025	**2024**	**2023**
Resident fees	$ 3,042,712	$ 2,972,050	$ 2,857,270
Management fees	10,853	10,521	10,161
Reimbursed costs incurred on behalf of managed communities	140,501	142,916	139,325
Other operating income	—	—	9,073
Total revenue and other operating income	3,194,066	3,125,487	3,015,829
Facility operating expense (excluding facility depreciation and amortization of $336,897, $330,664, and $317,581, respectively)	2,216,016	2,183,261	2,129,800
General and administrative expense (including non-cash stock-based compensation expense of $11,937, $14,184, and $11,985, respectively)	195,141	185,850	178,894
Facility operating lease expense	200,263	200,587	202,410
Depreciation and amortization	355,527	357,788	342,712
Asset impairment	71,349	8,557	40,572
Loss (gain) on sale of communities, net	(2,368)	—	(36,296)
Loss (gain) on facility operating lease termination, net	4,139	—	—
Costs incurred on behalf of managed communities	140,501	142,916	139,325
Income (loss) from operations	13,498	46,528	18,412
Interest income	12,382	19,162	23,146
Interest expense:			
Debt	(227,540)	(215,525)	(209,772)
Financing lease obligations	(10,797)	(27,761)	(21,950)
Amortization of deferred financing costs	(14,775)	(9,723)	(7,696)
Change in fair value of derivatives	(1,180)	434	1,144
Gain (loss) on debt modification and extinguishment, net	(40,087)	(20,762)	(2,702)
Equity in earnings (loss) of unconsolidated ventures	—	—	(3,996)
Non-operating gain (loss) on sale of assets, net	—	923	1,441
Other non-operating income (loss)	3,802	9,376	21,687
Income (loss) before income taxes	(264,697)	(197,348)	(180,286)
Benefit (provision) for income taxes	1,951	(4,646)	(8,784)
Net income (loss)	(262,746)	(201,994)	(189,070)
Net (income) loss attributable to noncontrolling interest	54	59	59
Net income (loss) attributable to Brookdale Senior Living Inc. common stockholders	$ (262,692)	$ (201,935)	$ (189,011)
Basic and diluted net income (loss) per share attributable to Brookdale Senior Living Inc. common stockholders	$ (1.12)	$ (0.89)	$ (0.84)
Weighted average shares used in computing basic and diluted net income (loss) per share	235,177	227,525	225,209

See accompanying notes to consolidated financial statements.

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
(In thousands)

	For the Years Ended December 31,		
	2025	2024	2023
Total equity (deficit), balance at beginning of period	$ 213,905	$ 405,153	$ 584,153
Common stock:			
Balance at beginning of period	$ 2,105	$ 1,988	$ 1,978
Shares issued for settlement of prepaid stock purchase contracts	296	76	—
Shares issued for warrant exercise	57	28	—
Restricted stock and restricted stock units, net	34	19	16
Shares withheld for employee taxes	(9)	(6)	(6)
Balance at end of period	$ 2,483	$ 2,105	$ 1,988
Additional paid-in-capital:			
Balance at beginning of period	$ 4,352,991	$ 4,342,362	$ 4,332,302
Compensation expense related to restricted stock grants	11,937	14,184	11,985
Shares issued for settlement of prepaid stock purchase contracts	(296)	(76)	—
Shares issued for warrant exercise	(57)	(28)	—
Restricted stock and restricted stock units, net	(34)	(19)	(16)
Shares withheld for employee taxes	(6,464)	(3,432)	(1,909)
Balance at end of period	$ 4,358,077	$ 4,352,991	$ 4,342,362
Treasury stock:			
Balance at beginning and end of period	$ (102,774)	$ (102,774)	$ (102,774)
Accumulated deficit:			
Balance at beginning of period	$ (4,039,847)	$ (3,837,912)	$ (3,648,901)
Net income (loss) attributable to Brookdale Senior Living Inc. common stockholders	(262,692)	(201,935)	(189,011)
Balance at end of period	$ (4,302,539)	$ (4,039,847)	$ (3,837,912)
Noncontrolling interest:			
Balance at beginning of period	$ 1,430	$ 1,489	$ 1,548
Net income (loss) attributable to noncontrolling interest	(54)	(59)	(59)
Balance at end of period	$ 1,376	$ 1,430	$ 1,489
Total equity (deficit), balance at end of period	$ (43,377)	$ 213,905	$ 405,153
Common stock share activity			
Outstanding shares of common stock:			
Balance at beginning of period	200,020	188,253	187,249
Shares issued for settlement of prepaid stock purchase contracts	29,636	7,550	—
Shares issued for warrant exercise	5,702	2,879	—
Restricted stock and restricted stock units, net	3,478	1,920	1,580
Shares withheld for employee taxes	(1,090)	(582)	(576)
Balance at end of period	237,746	200,020	188,253

See accompanying notes to consolidated financial statements.

BROOKDALE SENIOR LIVING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2025	2024	2023
Cash Flows from Operating Activities			
Net income (loss)	$ (262,746)	$ (201,994)	$ (189,070)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss (gain) on debt modification and extinguishment, net	40,087	20,762	2,702
Depreciation and amortization, net	370,302	367,511	350,408
Asset impairment	71,349	8,557	40,572
Equity in (earnings) loss of unconsolidated ventures	—	—	3,996
Distributions from unconsolidated ventures from cumulative share of net earnings	—	—	430
Amortization of entrance fees	—	—	(732)
Proceeds from deferred entrance fee revenue	—	—	477
Deferred income tax (benefit) provision	(3,288)	3,617	7,590
Operating lease expense adjustment	(14,349)	(48,793)	(45,739)
Change in fair value of derivatives	1,180	(434)	(1,144)
Loss (gain) on sale of assets, net	(2,368)	(923)	(37,737)
Loss (gain) on facility operating lease termination, net	4,139	—	—
Non-cash stock-based compensation expense	11,937	14,184	11,985
Property and casualty insurance income	(3,875)	(8,532)	(18,920)
Other non-operating (income) loss	—	—	(2,542)
Changes in operating assets and liabilities:			
Accounts receivable, net	(15,788)	(3,498)	7,380
Prepaid expenses and other assets, net	(15,481)	(21,560)	21,629
Trade accounts payable and accrued expenses	4,464	15,697	2,448
Refundable fees and deferred revenue	5,280	5,221	(654)
Operating lease assets and liabilities for lessor capital expenditure reimbursements	32,187	16,362	9,844
Operating lease assets and liabilities for lease termination	(5,000)	—	—
Net cash provided by operating activities	218,030	166,177	162,923
Cash Flows from Investing Activities			
Purchase of marketable securities	—	(49,054)	(174,476)
Sale and maturities of marketable securities	20,000	60,000	197,100
Capital expenditures, net of related payables	(201,525)	(201,250)	(233,205)
Acquisition of assets, net of cash acquired	(311,028)	(108,411)	(574)
Investment in unconsolidated ventures	—	—	(7,589)
Proceeds from sale of assets, net	26,147	7,017	83,526
Property and casualty insurance proceeds	3,875	8,548	24,704
Change in lease acquisition deposits, net	5,000	(5,000)	—
Purchase of interest rate cap instruments	(3,825)	(10,149)	(12,454)
Proceeds from interest rate cap instruments	5,627	20,563	9,890
Other	(222)	(330)	(286)
Net cash provided by (used in) investing activities	(455,951)	(278,066)	(113,364)

	For the Years Ended December 31,		
	2025	2024	2023
Cash Flows from Financing Activities			
Proceeds from debt	918,077	765,652	205,549
Repayment of debt and financing lease obligations	(692,366)	(594,997)	(367,242)
Payment of financing costs, net of related payables	(18,149)	(25,157)	(10,831)
Payments of employee taxes for withheld shares	(6,473)	(3,437)	(1,915)
Net cash provided by (used in) financing activities	201,089	142,061	(174,439)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(36,832)	30,172	(124,880)
Cash, cash equivalents, and restricted cash at beginning of period	379,840	349,668	474,548
Cash, cash equivalents, and restricted cash at end of period	$ 343,008	$ 379,840	$ 349,668

See accompanying notes to consolidated financial statements.

1. Description of Business

Brookdale Senior Living Inc. together with its consolidated subsidiaries ("Brookdale" or the "Company") is an operator of 584 senior living communities throughout the United States. The Company is committed to its mission of enriching the lives of the people it serves with compassion, respect, excellence, and integrity. The Company operates and manages independent living, assisted living, memory care, and continuing care retirement communities ("CCRCs"). The Company's senior living communities and its comprehensive network help to provide seniors with care, connection, and services in an environment that feels like home. As of December 31, 2025, the Company owned 370 communities, representing a majority of the Company's community portfolio, leased 178 communities, and managed 36 communities.

2. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies are summarized below:

Principles of Consolidation

The consolidated financial statements include the accounts of Brookdale and its consolidated subsidiaries. The ownership interest of consolidated entities not wholly-owned by the Company are presented as noncontrolling interests in the accompanying consolidated financial statements. Intercompany balances and transactions have been eliminated in consolidation, and net income (loss) is reduced by the portion of net income (loss) attributable to noncontrolling interests.

Use of Estimates

The preparation of the consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, revenue, asset impairments, self-insurance liabilities, performance-based compensation, allowance for credit losses, depreciation and amortization, leasing transactions, income taxes, and other contingencies. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the original estimates.

Revenue Recognition

Resident Fees

Resident fee revenue is reported at the amount that reflects the consideration the Company expects to receive in exchange for the services provided. These amounts are due from residents or third-party payors and include variable consideration for retroactive adjustments from estimated reimbursements, if any, under reimbursement programs. Performance obligations are determined based on the nature of the services provided. Resident fee revenue is recognized as performance obligations are satisfied.

Under the Company's senior living residency agreements, which are generally for a contractual term of 30 days to one year, the Company provides senior living services to residents for a stated daily or monthly fee. The Company has elected the lessor practical expedient within Accounting Standards Codification ("ASC") 842, *Leases* and recognizes, measures, presents, and discloses the revenue for services under the Company's senior living residency agreements based upon the predominant component, either the lease or nonlease component, of the contracts. The Company has determined that the services included under the Company's independent living, assisted living, and memory care residency agreements have the same timing and pattern of transfer and are performance obligations that are satisfied over time. The Company recognizes revenue under ASC 606, *Revenue Recognition from Contracts with Customers* ("ASC 606") for its independent living, assisted living, and memory care residency agreements for which it has estimated that the nonlease components of such residency agreements are the predominant component of the contract.

The Company receives payment for services under various third-party payor programs which include Medicare, Medicaid, and other third-party payors. Estimates for settlements with third-party payors for retroactive adjustments from estimated reimbursements due to audits, reviews, or investigations are included in the determination of the estimated transaction price for providing services. The Company estimates the transaction price based on the terms of the contract with the payor, correspondence with the payor, and historical payment trends. Changes to these estimates for retroactive adjustments are recognized in the period the change or adjustment becomes known or when final settlements are determined.

Billings for services under third-party payor programs are recorded net of estimated retroactive adjustments, if any. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods or as final settlements are determined. Contractual or cost related adjustments from Medicare or Medicaid are accrued when assessed (without regard to when the assessment is paid or withheld). Subsequent adjustments to these accrued amounts are recorded in net revenues when known.

Management Services

The Company manages certain communities under contracts which provide periodic management fee payments to the Company and reimbursement for costs and expense related to such communities. Management fees are generally determined by an agreed upon percentage of gross revenues (as defined in the management agreement). Certain management contracts also provide for an annual incentive fee to be paid to the Company upon achievement of certain metrics identified in the contract. The Company has determined that all community management activities are a single performance obligation, which is satisfied over time as the services are rendered. The Company estimates the amount of incentive fee revenue expected to be earned, if any, during the annual contract period and revenue is recognized as services are provided. The Company's estimate of the transaction price for management services also includes the amount of reimbursement due from the owners of the communities for services provided and related costs incurred. Such revenue is included in reimbursed costs incurred on behalf of managed communities on the consolidated statements of operations. The related costs are included in costs incurred on behalf of managed communities on the consolidated statements of operations.

Lease Accounting

The Company, as lessee, recognizes a right-of-use asset and a lease liability on the Company's consolidated balance sheet for its long-term leases. As of the commencement date of a lease, a lease liability and corresponding right-of-use asset is established on the Company's consolidated balance sheet at the estimated present value of future minimum lease payments. The Company's community leases generally contain fixed annual rent escalators or annual rent escalators based on an index, such as the consumer price index. The future minimum lease payments recognized on the consolidated balance sheet include fixed payments (including in-substance fixed payments) and variable payments estimated utilizing the index or rate on the lease commencement date. The Company recognizes lease expense as incurred for additional variable payments. For the Company's leases for which the rate implicit in the lease is not readily determinable, the Company utilizes its estimated incremental borrowing rate to determine the present value of lease payments based on information available at commencement of the lease. The Company's estimated incremental borrowing rate reflects the fixed rate at which the Company could borrow a similar amount for the same term on a collateralized basis. For accounting purposes, renewal or extension options are included in the lease term at lease inception or modification when it is reasonably certain that the Company will exercise the option. The Company elected the short-term lease exception policy which permits leases with an initial term of 12 months or less to not be recorded on the Company's consolidated balance sheet.

The Company, as lessee, makes a determination with respect to each of its leases as to whether each should be accounted for as an operating lease or financing lease. The classification criteria is based on estimates regarding the fair value of the leased asset, minimum lease payments, effective cost of funds, economic life of the asset, and certain other terms in the lease agreements.

Lease right-of-use assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of right-of-use assets are assessed by a comparison of the carrying amount of the asset group to the estimated future undiscounted net cash flows expected to be generated by the asset group, calculated utilizing the lowest level of identifiable cash flows. If estimated future undiscounted net cash flows are less than the carrying amount of the asset group then the fair value of the asset is estimated. The impairment loss is determined by comparing the estimated fair value of the asset to its carrying amount, with any amount in excess of fair value recognized as an impairment loss in the current period. Undiscounted cash flow projections and estimates of fair value amounts are based on a number of assumptions such as revenue and expense growth rates and estimated lease coverage ratios (Level 3).

Operating Leases

The Company recognizes operating lease expense for actual rent paid, generally plus or minus a straight-line adjustment for estimated minimum lease escalators if applicable. The right-of-use asset is generally reduced each period by an amount equal to the difference between the operating lease expense and the amount of expense on the lease liability utilizing the effective interest method. Subsequent to the impairment of an operating lease right-of-use asset, the Company recognizes operating lease expense consisting of the reduction of the right-of-use asset on a straight-line basis over the remaining lease term and the amount of expense on the lease liability utilizing the effective interest method.

Financing Leases

Financing lease right-of-use assets are recognized within property, plant and equipment and leasehold intangibles, net on the Company's consolidated balance sheets. The Company recognizes interest expense on the financing lease liabilities utilizing the effective interest method. The right-of-use asset is generally amortized to depreciation and amortization expense on a straight-line basis over the lease term unless the lease contains an option to purchase the underlying asset that the Company is reasonably certain to exercise. If the Company is reasonably certain to exercise the purchase option, the asset is amortized over the useful life.

Sale-Leaseback Transactions

For transactions in which an owned community is sold and leased back from the buyer (sale-leaseback transactions), the Company recognizes an asset sale and lease accounting is applied if the Company has transferred control of the community. For such transactions, the Company removes the transferred assets from the consolidated balance sheet and a gain or loss on the sale is recognized for the difference between the carrying amount of the asset and the transaction price for the sale transaction.

For sale-leaseback transactions in which the Company has not transferred control of the underlying asset, the Company does not recognize an asset sale or derecognize the underlying asset until control is transferred. For such transactions, the Company recognizes the underlying assets within assets under financing leases as a component of property, plant and equipment and leasehold intangibles, net on the consolidated balance sheets and continues to depreciate the assets over their useful lives. Additionally, the Company accounts for any amounts received as a financing lease liability and the Company recognizes interest expense on the financing lease liability utilizing the effective interest method with the interest expense limited to an amount that is not greater than the cash payments on the financing lease liability over the term of the lease. The Company reviews for sale accounting whenever events or changes in circumstances indicate that control may have been transferred and the Company recognizes an asset sale and lease accounting is applied if the Company has transferred control of the underlying asset. When an asset sale is recognized for such transactions, the Company removes the transferred assets and financing lease liability from the consolidated balance sheet and a gain or loss on the sale is recognized for the difference between the carrying amount of the asset and the financing lease liability. When the Company repurchases an asset subject to a sale-leaseback transaction in which the Company has not previously transferred control of the underlying asset, the Company recognizes a gain or loss on extinguishment of the financing obligation upon completion of the reacquisition transaction for the difference between the amount of the repurchase price and the previously recognized financing obligation.

Gain (Loss) on Sale of Assets

The Company regularly enters into real estate transactions which may include the disposition of certain communities, including the associated real estate. The Company recognizes a gain or loss from real estate sales when the transfer of control is complete.

Purchase Accounting

For the acquisition of assets that do not meet the definition of a business, the Company accounts for the transaction as an asset acquisition at the purchase price, including acquisition costs, allocated among the acquired assets and assumed liabilities, including identified intangible assets and liabilities, based upon the relative fair values using Level 3 inputs at the date of acquisition.

For acquisitions of a business, the Company accounts for the transaction as a business combination pursuant to the acquisition method and assets acquired and liabilities assumed, including identified intangible assets and liabilities, are recorded at fair value. In determining the allocation of the purchase price of companies and communities to net tangible and identified intangible assets acquired and liabilities assumed, the Company makes estimates of fair value using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities, and/or independent appraisals. In connection with a business combination, the excess of the fair value of liabilities assumed and common stock issued and cash paid over the fair value of identifiable assets acquired is allocated to goodwill. Transaction costs associated with business combinations are expensed as incurred.

Deferred Financing Costs

Costs and fees incurred with third parties that directly relate to obtaining new long-term debt (excluding the Company's line-of-credit) are recorded as a direct adjustment to the carrying amount of long-term debt. The Company presents deferred financing costs related to line-of-credit facilities in other assets, net on the consolidated balance sheet. The Company amortizes deferred financing costs on a straight-line basis, which approximates the effective yield method over the term of the related debt arrangements.

Stock-Based Compensation

Measurement of the cost of employee services received in exchange for stock-based compensation is based on the grant-date fair value of the employee stock awards, which is based on the quoted price of the Company's common shares on the grant date for the majority of the Company's awards. The Company evaluates if grant-date fair value adjustments are necessary based on whether the Company is in possession of material non-public information at the grant date and the changes in the Company's stock price subsequent to the release of such information and no adjustments were made. The Company recognizes forfeitures of stock-based awards as they occur and any previously recognized compensation expense is reversed for forfeited awards. Stock-based awards that vest over a requisite service period, other than those with performance or market conditions, generally vest ratably in annual installments over a period of three to four years. Incremental compensation costs arising from subsequent modifications of awards after the grant date are recognized when incurred.

Certain of the Company's employee stock-based awards vest only upon the achievement of performance conditions. The Company recognizes compensation cost only when achievement of performance conditions is considered probable. Consequently, the Company's determination of the amount of stock-based compensation expense requires judgment in estimating the probability of achievement of these performance conditions. Performance conditioned awards that vest dependent upon attainment of various levels of performance that equal or exceed threshold levels generally vest based upon performance at the end of a three-year performance period. The number of shares that ultimately vest can range from 0% to 150% of the stock-based awards granted depending on the level of achievement of the performance criteria.

Certain of the Company's employee stock-based awards vest only upon the achievement of a market condition, where the measurement period is three years, and vesting of the awards is based on the Company's level of attainment of a specified total stockholder return relative to the percentage appreciation of a specified index of companies for the respective measurement period. Certain of the Company's employee stock-based awards vest only upon the achievement of a market condition, where the measurement date is three years from the grant date, and vesting of the awards is based on the Company's average closing stock price over the 20-trading days ending on (or if such date is not a trading date, the last trading day immediately prior to) the measurement date. Compensation expense for awards with market conditions is recognized over the service period, which is generally three to four years, and the actual achievement of the market condition does not impact expense recognition. The Company uses a Monte Carlo valuation model to estimate the grant date fair value of such awards. Depending on the results achieved, the number of shares that ultimately vest may range from 0% to 300% of the stock-based awards with market conditions that were outstanding as of December 31, 2025. The expected volatility of the Company's common stock at the date of grant is estimated based on a historical average volatility rate for the approximate three-year performance period and the estimated expected weighted average volatility was 58.2%, 61.5%, and 83.3% for awards granted in 2025, 2024, and 2023, respectively. The risk-free interest rate assumption is based on observed interest rates consistent with the approximate three-year measurement period and the estimated weighted average risk free interest rate was 4.0%, 4.4% and 4.4% for awards granted in 2025, 2024, and 2023, respectively.

For all share-based awards with graded vesting other than performance conditioned awards, the Company records compensation expense for the entire award on a straight-line basis (or, if applicable, on the accelerated method) over the requisite service period. For performance conditioned awards, total compensation expense is recognized over the requisite service period for each separately vesting tranche of the award as if the award is, in substance, multiple awards once the performance condition is deemed probable of achievement. Performance conditions are evaluated quarterly. If such conditions are not ultimately met or it is not probable the conditions will be achieved, no compensation expense for performance conditioned awards is recognized and any previously recognized compensation expense is reversed.

Income Taxes

The Company accounts for income taxes under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax basis of assets and liabilities using the tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. When it is determined that it is more likely than not that the Company will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset is made and reflected in income. This determination is made by considering various factors, including the reversal and timing of existing temporary differences, tax planning strategies, and estimates of future taxable income exclusive of the reversal of temporary differences.

Fair Value of Financial Instruments

Fair value measurements are based on a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows.

- Level 1 – quoted prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2 – quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- Level 3 – fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Marketable Securities

Marketable securities are investments in commercial paper and short-term corporate bond instruments with maturities of greater than 90 days as of their acquisition date by the Company.

Accounts Receivable, Net

Accounts receivable are reported net of an allowance for credit losses to represent the Company's estimate of expected losses at the balance sheet date. The adequacy of the Company's allowance for credit losses is reviewed on an ongoing basis, using historical payment trends, write-off experience, analyses of receivable portfolios by payor source and aging of receivables, a review of specific accounts, as well as expected future economic conditions and market trends, and adjustments are made to the allowance as necessary.

Property, Plant and Equipment and Leasehold Intangibles, Net

Property, plant and equipment and leasehold intangibles, net are recorded at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows.

Asset Category	Estimated Useful Life (in years)
Buildings and improvements	40
Furniture and equipment	3 – 15
Resident in-place lease intangibles	1 – 3

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized and depreciated over the estimated useful life of the renovations or improvements. For communities subject to operating or financing leases, leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the term of the lease. For financing leases that have a purchase option the Company is reasonably certain to exercise, the leasehold improvements are depreciated over their estimated useful life. Facility operating expense excludes facility depreciation and amortization.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. Recoverability of an asset group is assessed by comparing its carrying amount to the estimated future undiscounted net cash flows expected to be generated by the asset group through operation or disposition, calculated utilizing the lowest level of identifiable cash flows. If this comparison indicates that the carrying amount of an asset group is not recoverable, the Company is required to recognize an impairment loss. The impairment loss is measured by the amount by which the carrying amount of the asset exceeds its estimated fair value, with any amount in excess of fair value recognized as an expense in the current period. Undiscounted cash flow projections and estimates of fair value amounts are based on a number of assumptions such as revenue and expense growth rates, estimated holding periods, and estimated selling prices (Level 3).

Investment in Unconsolidated Ventures

The Company reports investments in unconsolidated entities over whose operating and financial policies it has the ability to exercise significant influence under the equity method of accounting. The initial carrying amount of investment in unconsolidated ventures is based on the amount paid to purchase the investment or its fair value in the case of a retained noncontrolling interest upon deconsolidation of a former subsidiary. The Company's reported share of earnings of an unconsolidated venture is adjusted for the impact, if any, of basis differences between its carrying amount of the equity investment and its share of the venture's underlying assets. Distributions received from an investee are recognized as a reduction in the carrying amount of the investment.

The Company evaluates realization of its investment in ventures accounted for using the equity method if circumstances indicate that the Company's investment is other than temporarily impaired. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. If the Company determines that an equity method investment is other than temporarily impaired, it is recorded at its fair value with an impairment charge recognized in asset impairment expense for the difference between its carrying amount and fair value.

Goodwill

The Company tests goodwill for impairment annually during the fourth quarter or more frequently if indicators of impairment arise. Factors the Company considers important in its analysis of whether an indicator of impairment exists include a significant decline in the Company's stock price or market capitalization for a sustained period since the last testing date, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. The Company first assesses qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, the Company performs a quantitative goodwill impairment test based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned with the reporting unit's carrying amount. The fair values used in the quantitative goodwill impairment test are estimated using Level 3 inputs based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions such as revenue and expense growth rates, capitalization rates, and discount rates. The Company also considers market-based measures such as earnings multiples in its analysis of estimated fair values of its reporting units. If the quantitative goodwill impairment test results in a reporting unit's carrying amount exceeding its estimated fair value, an impairment charge will be recorded based on the difference, with the impairment charge limited to the amount of goodwill allocated to the reporting unit.

Self-Insurance Liability Accruals

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the Company maintains general liability and professional liability insurance policies for its owned, leased, and managed communities under a master insurance program, the Company's current policies provide for deductibles for each claim and contain various exclusions from coverage. The Company uses its wholly-owned captive insurance company for the purpose of insuring certain portions of its risk retention under its general and professional liability insurance programs. Accordingly, the Company is, in effect, self-insured for claims that are less than the deductible amounts, for claims that exceed the funding level of the Company's wholly-owned captive insurance company, and for claims or portions of claims that are not covered by such policies and/or exceed the policy limits. In addition, the Company maintains a high deductible workers' compensation program and a self-insured employee medical program.

The Company reviews the adequacy of its accruals related to these liabilities on an ongoing basis using historical claims, actuarial valuations, third-party administrator estimates, consultants, advice from legal counsel, and industry data, and adjusts accruals periodically. Estimated costs related to these self-insurance programs are accrued based on known claims and projected claims incurred but not yet reported. Subsequent changes in actual experience are monitored, and estimates are updated as information becomes available.

Treasury Stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders' equity.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which standardizes categories for the effective tax rate reconciliation, requires disaggregation of income taxes and additional income tax-related disclosures. The Company adopted ASU 2023-09 for the year ended December 31, 2025 and applied the new disclosure requirements prospectively to the current year. Refer to Note 17 for disclosures of income tax information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the effect this pronouncement will have on its disclosures of income statement expenses.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company's consolidated financial position or results of operations.

3. Acquisitions, Dispositions, and Other Significant Leasing Transactions

Ventas Lease Amendments

In December 2024, the Company and certain of its subsidiaries, and Ventas, Inc. ("Ventas") and certain of its subsidiaries, amended the existing master lease arrangement pursuant to which the Company, at the time of the amendment, leased 120 communities previously subject to a maturity of December 31, 2025. As of January 1, 2026, the Company continues to lease 65 communities ("Renewal Communities") under the master lease arrangement, which was extended through December 31, 2035 with one 10-year extension option remaining. The leases for the remaining 55 communities ("Non-renewal Communities") were terminated during 2025, with such terminations commencing on September 1, 2025. As of January 1, 2026, the Company continued to manage eight of the Non-renewal Communities, which were not transitioned to other operators by December 31, 2025, at a management fee of 5% of managed revenue.

The amended master lease arrangement provides for an aggregate annual minimum rent for the Renewal Communities of $64.0 million beginning on January 1, 2026. Effective on January 1, 2027, and on January 1 of each lease year thereafter, the annual minimum rent will continue to be subject to an escalator equal to 3%.

In addition, Ventas agreed to fund costs associated with capital expenditures at the communities subject to the master lease arrangement in the aggregate amount of up to $35.0 million during the calendar years 2025 to 2027, provided that, with respect to any such amounts funded by Ventas, the annual rent under the master lease arrangement will prospectively increase by the amount of each reimbursement multiplied by the greater of (i) 8% and (ii) the United States 10-Year Treasury Rate plus 3.5%. No more than $15.0 million may be funded in each calendar year.

In October 2025, the Company and Ventas amended the existing master lease arrangement. Pursuant to the amendment, the Company paid $5.0 million to Ventas in 2025 in conjunction with the termination of the leases for the Non-renewal Communities. The Company recognized $3.6 million within loss on facility operating lease termination, net in 2025 for the $5.0 million paid to Ventas, partially offset by the derecognition of the remaining operating lease obligations and right-of-use assets upon the termination of the leases for the Non-renewal Communities. In addition, Ventas agreed to fund up to an additional $2.5 million of costs associated with capital expenditures at the Renewal Communities during the calendar years 2026 to 2027 under the same terms as the funding in the December 2024 amendment described above.

International JV / Welltower Portfolio Acquisition

In September 2024, the Company entered into a definitive agreement to acquire 11 senior living communities that were leased by the Company from a joint venture between Welltower Inc. ("Welltower") and its joint venture partners for a purchase price of $300.0 million. Effective December 17, 2024, the Company successfully closed on the acquisition. As part of this transaction, the Company assumed $194.5 million of existing 4.92% fixed-rate agency debt which is scheduled to mature in March 2027 and the remainder of the purchase price was paid with cash on hand. Previously, these communities were held in a triple-net lease with annualized cash rent payments of $22.3 million and an initial maturity of August 31, 2028. The leases for the 11 communities were previously classified as operating leases and were prospectively classified as financing leases from the purchase agreement date through the date of the acquisition.

Diversified Healthcare Trust Portfolio Acquisition

In September 2024, the Company entered into a definitive agreement to acquire 25 senior living communities that were leased by the Company from Diversified Healthcare Trust for a purchase price of $135.0 million. Effective February 27, 2025, the Company successfully closed the acquisition. The Company funded the acquisition of the 25 communities through proceeds from mortgage financings and cash on hand. Refer to Note 7 for information on the mortgage financing. As of December 31, 2024, these communities were held in a triple-net lease with annualized cash rent payments of $10.2 million and an initial maturity of December 31, 2032. The leases for the 25 communities were previously classified as operating leases and were prospectively classified as financing leases subsequent to the amendment of the leasing arrangement through the date of acquisition.

Welltower Portfolio Acquisition

In September 2024, the Company entered into a definitive agreement to acquire five senior living communities that were leased by the Company from Welltower for a purchase price of $175.0 million. Effective February 27, 2025, the Company successfully closed the acquisition. The Company funded the acquisition of the five communities through proceeds from mortgage financings and cash on hand. Refer to Note 7 for information on the mortgage financing. Previously, these communities were held in a triple-net lease with annualized cash rent payments of $13.7 million and an initial maturity of December 2024, which had been extended through the acquisition date.

The definitive agreement included the finalization of the purchase price under the provisions of a purchase option arrangement with a variable price component based upon the fair value of the assets. The leasing arrangements for three of these communities were accounted for as failed sale-leaseback transactions as the Company did not transfer control of the underlying assets under a sale and leaseback arrangement with a purchase option. For the year ended December 31, 2025, the Company recognized a $32.8 million loss on extinguishment of the financing obligation for the amount by which the repurchase price exceeded the previously recognized financing obligation for such three communities.

Omega Lease Amendment

In August 2024, the Company and Omega Healthcare Investors, Inc. ("Omega") amended the existing master lease pursuant to which the Company continues to lease 24 communities from Omega. The Company's amended master lease has an initial term to expire on December 31, 2037. As part of the amendment, Omega agreed to make available up to $80.0 million to fund costs associated with capital expenditures for the communities through December 31, 2037. The annual rent under the lease will not be adjusted upon reimbursements for capital expenditures in the aggregate amount of up to $30.0 million of the $80.0 million pool, which is available in certain tranches through June 30, 2028. With respect to the remaining $50.0 million of the $80.0 million pool, the annual rent under the lease will prospectively increase by the amount of each reimbursement multiplied by 9.5%. The $50.0 million is available in certain tranches, which began January 1, 2025, subject to certain annual reimbursement caps specified in the lease. Under the terms of the amendment, rent will escalate annually per the terms of the existing lease escalator, with a potential minor contingent rent adjustment beginning in 2028 depending on lease performance. The amendment to the lease arrangements increased the operating lease right-of-use assets and lease obligations recognized on the Company's consolidated balance sheet each by $253.4 million.

Sale of Investment in Health Care Services Venture

Prior to December 2023, the Company held a 20% equity interest in its former Health Care Services segment with the remaining 80% equity interest held by affiliates of HCA Healthcare, Inc. ("HCA Healthcare"). During 2023, the Company contributed $7.5 million to the Health Care Services Venture (the "HCS Venture"). During the three months ended December 31, 2023, the Company recognized a non-cash impairment charge of $26.0 million on its investment in the HCS Venture as a result of the Company's decision to sell its equity interest prior to the recovery of its market value. In December 2023, the Company completed the sale of its 20% equity interest in the HCS Venture to HCA Healthcare for cash proceeds of $27.4 million.

Welltower Lease Amendments

During the three months ended June 30, 2023, the Company entered into amendments to its existing lease arrangements with

Welltower pursuant to which the Company continued to lease 74 communities. In connection with the amendments, the Company extended the maturity of one lease involving 39 communities from December 31, 2026 until June 30, 2032. As a result, the Company's amended lease arrangements provide that the current term for 69 of the communities will expire on June 30, 2032. In 2025, the remaining five communities were purchased by the Company as described above. The amendments did not change the amount of required lease payments over the previous term of the leases or the annual lease escalators. In addition, Welltower agreed to make available a pool in the aggregate amount of up to $17.0 million to fund costs associated with certain capital expenditure projects for 69 of the communities. Upon reimbursement of such expenditures, the annual minimum rent under the lease will prospectively increase by the amount of the reimbursement multiplied by the sum of the then current Secured Overnight Financing Rate ("SOFR") (subject to a floor of 3.0%) and a margin of 4.0%, and such amount will escalate annually consistent with the minimum rent escalation provisions of the 39 community lease.

The amended leases for 35 of such communities were prospectively classified as operating leases subsequent to the amendment. The amendment to the lease arrangements increased the right-of-use assets and lease obligations recognized on the Company's consolidated balance sheet each by $122.3 million.

The amendments replaced the net worth covenant provisions requiring the Company to maintain at least $400.0 million of stockholders' equity with a consolidated tangible net worth covenant requiring the Company to maintain at least $2.0 billion of tangible net worth, generally calculated as stockholders' equity plus accumulated depreciation and amortization less intangible assets and further adjusted for certain other items. So long as it maintains tangible net worth as defined in the leases of at least $1.5 billion, the Company will also be able to cure any breach by posting collateral with Welltower.

Completed Dispositions of Owned Communities

During the year ended December 31, 2025, the Company completed the sale of 12 owned communities for cash proceeds of $26.1 million, net of transaction costs, and recognized a net gain on sale of communities of $2.4 million for the Company's Assisted Living and Memory Care segment.

During the year ended December 31, 2023, the Company completed the sale of two owned CCRCs for cash proceeds of $25.6 million, net of $29.6 million in mortgage debt repaid and transaction costs, and recognized a net gain on sale of communities of $36.3 million for the Company's CCRCs segment.

4. Fair Value Measurements

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value due to their short maturity of 90 days or less.

Marketable Securities

As of December 31, 2025, the Company did not hold any marketable securities. As of December 31, 2024, marketable securities of $19.9 million are stated at fair value based on valuations provided by third-party pricing services and are classified within Level 2 of the valuation hierarchy.

Interest Rate Derivatives

The Company's derivative assets include interest rate cap and swap instruments that effectively manage the risk above certain interest rates for a portion of the Company's long-term variable-rate debt. The Company has not designated the interest rate cap and swap instruments as hedging instruments and as such, changes in the fair value of the instruments are recognized in earnings in the period of the change. The interest rate derivative positions are valued using models developed by the respective counterparty that use as their basis readily available observable market parameters (such as forward yield curves) and are classified within Level 2 of the valuation hierarchy. The Company considers the credit risk of its counterparties when evaluating the fair value of its derivatives.

The following table summarizes the Company's SOFR interest rate cap instruments as of December 31, 2025.

($ in millions)		
Notional balance	$	916.3
Weighted average fixed cap rate		4.30%
Weighted average remaining term		0.9 years
Estimated fair value (included in other assets, net)	$	1.7

As of December 31, 2024, the estimated fair value of the SOFR interest rate cap instruments was $4.1 million included in other assets, net.

The following table summarizes the Company's SOFR interest rate swap instrument as of December 31, 2025.

($ in millions)		
Notional balance	$	230.0
Fixed interest rate		4.06%
Remaining term		0.8 years
Estimated fair value (included in other liabilities)	$	(1.1)

As of December 31, 2024, the estimated fair value of the SOFR interest rate swap instrument was $0.1 million included in other liabilities, net.

Long-Term Debt

The Company estimates the fair value of its debt primarily using a discounted cash flow analysis based upon the Company's current borrowing rate for debt with similar maturities and collateral securing the indebtedness. The Company estimates the fair value of its convertible senior notes based on valuations provided by third-party pricing services. The Company had outstanding long-term debt with a carrying amount of approximately $4.3 billion and $4.1 billion as of December 31, 2025 and 2024, respectively. The estimated fair value of the long-term debt was approximately $4.4 billion and $3.8 billion as of December 31, 2025 and 2024, respectively. The Company's fair value of long-term debt disclosure is classified within Level 2 of the valuation hierarchy.

On October 1, 2021, the Company issued $230.0 million principal amount of 2.00% convertible senior notes due 2026 (the "2026 Notes"). The carrying amount for the $23.3 million principal amount outstanding 2026 Notes was $23.2 million and $23.1 million, net of deferred financing costs, as of December 31, 2025 and 2024, respectively. The estimated fair value of the 2026 Notes was approximately $32.0 million and $22.0 million as of December 31, 2025 and 2024, respectively (Level 2). Refer to Note 7 for additional information on the 2026 Notes.

On October 3, 2024, the Company issued $369.4 million aggregate principal amount of its 3.50% convertible senior notes due 2029 (the "2029 Notes") pursuant to convertible notes issuance and exchange transactions. The Company estimated the fair value of the issued debt based upon the cash proceeds obtained for the new subscriptions in the issuance transactions (Level 2). The Company recognized $362.2 million of long-term debt as of the date of the exchange and subscription transactions based upon the estimated fair value of the 2029 Notes. Refer to Note 7 for additional information on the convertible notes issuance and exchange transactions. The carrying amount for the $369.4 million principal amount outstanding 2029 Notes was $358.3 million and $355.3 million, net of deferred financing costs, as of December 31, 2025 and 2024, respectively. The estimated fair value of the 2029 Notes was approximately $516.0 million and $331.0 million as of December 31, 2025 and 2024, respectively (Level 2).

As part of the acquisition of 11 senior living communities on December 17, 2024, the Company assumed $194.5 million of existing 4.92% fixed-rate agency debt which is scheduled to mature in March 2027. The Company estimated the fair value of the assumed debt using a discounted cash flow analysis based upon the Company's current borrowing rate for debt with similar maturities and collateral securing the indebtedness (Level 2). The Company recognized $188.6 million of long-term debt as of the acquisition date based upon on its estimated fair value.

Asset Impairment Expense

The following is a summary of asset impairment expense.

	For the Years Ended December 31,		
(in millions)	2025	2024	2023
Property, plant and equipment and leasehold intangibles, net	$ 69.4	$ 4.0	$ 6.3
Operating lease right-of-use assets	1.9	4.6	8.3
Investment in unconsolidated ventures	—	—	26.0
Asset impairment	$ 71.3	$ 8.6	$ 40.6

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. In estimating the recoverability of asset groups for purposes of the Company's long-lived asset impairment testing, the Company utilizes future cash flow projections that are developed internally. Any estimates of future cash flow projections necessarily involve predicting unknown future circumstances and events and require significant management judgments and estimates. In arriving at the cash flow projections, the Company considers its historic operating results, approved budgets and business plans, future demographic factors, expected revenue and expense growth rates, estimated asset holding periods, estimated capitalization rates, and other factors. Future events may indicate differences from management's current judgments and estimates which could, in turn, result in future impairments.

Property, Plant and Equipment and Leasehold Intangibles, Net

During the years ended December 31, 2025, 2024, and 2023, the Company evaluated property, plant and equipment and leasehold intangibles for impairment and identified properties with a carrying amount of the assets in excess of the estimated future undiscounted net cash flows expected to be generated by the assets. The Company compared the estimated fair value of the assets to their carrying amount for these identified properties and recorded an impairment charge for the excess of carrying amount over fair value.

The Company recorded property, plant and equipment and leasehold intangibles non-cash impairment charges in its operating results of $69.4 million, $4.0 million, and $6.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. These impairment charges are primarily due to identified properties with a carrying value of the assets in excess of the estimated future undiscounted net cash flows expected to be generated by the assets primarily due to an expectation that certain underperforming communities will be or have been disposed of, resulting in a change in their intended holding periods. As a result of this change in intent, the Company compared the estimated fair value of the assets to their carrying value for these identified properties and recorded an impairment charge for the excess of carrying value over estimated fair value.

The estimates of fair values of the property, plant and equipment of the communities with impairments recognized in 2025 were determined based on valuations provided by third-party pricing services and/or sale agreements with purchasers.

Operating Lease Right-of-Use Assets

During the years ended December 31, 2025, 2024, and 2023, the Company evaluated operating lease right-of-use assets for impairment and identified communities with a carrying amount of the assets in excess of the estimated future undiscounted net cash flows expected to be generated by the assets. The Company compared the estimated fair value of the assets to their carrying amount for these identified communities and recorded an impairment charge for the excess of carrying amount over fair value. In the aggregate, the Company recorded a non-cash impairment charge of $1.9 million, $4.6 million, and $8.3 million for the years ended December 31, 2025, 2024, and 2023, respectively, to operating lease right-of-use assets. These impairment charges are primarily due to lower than expected occupancy and decreased future cash flow estimates at certain leased communities over the remaining lease term, and reflect the amount by which the carrying amounts of the assets exceeded their estimated fair value.

The fair values of the operating lease right-of-use assets were estimated utilizing a discounted cash flow approach based upon projected community cash flows and market data, including management fees and a market supported lease coverage ratio, all of which are considered Level 3 inputs within the valuation hierarchy. The estimated future cash flows were discounted at a rate that is consistent with a weighted average cost of capital from a market participant perspective.

Investment in Unconsolidated Ventures

The Company evaluates realization of its investment in unconsolidated ventures accounted for using the equity method if circumstances indicate the Company's investment is other than temporarily impaired. During the year ended December 31, 2023, the Company recognized a non-cash impairment charge of $26.0 million on its investment in the HCS Venture as a result of the Company's decision to sell its equity interest prior to the recovery of its market value. The Company determined the $27.4 million fair value of its investment based primarily on the sale agreements with the purchasers. The fair value measurement is classified within Level 2 of the valuation hierarchy.

5. Revenue

Resident fee revenue by payor source is as follows.

	For the Years Ended December 31,		
	2025	**2024**	**2023**
Private pay	93.9 %	93.8 %	93.7 %
Government reimbursement	4.8 %	4.8 %	4.8 %
Other third-party payor programs	1.3 %	1.4 %	1.5 %

Government reimbursements represented 15.3%, 15.5%, and 16.9% of resident fee revenue for the CCRCs segment for the years ended December 31, 2025, 2024, and 2023, respectively. Refer to Note 19 for disaggregation of revenue by reportable segment.

The payment terms and conditions within the Company's revenue-generating contracts vary by contract type and payor source, although terms generally include payment to be made within 30 days. Resident fee revenue for recurring and routine monthly services is generally billed monthly in advance under the Company's independent living, assisted living, and memory care residency agreements. Resident fee revenue for standalone or certain healthcare services is generally billed monthly in arrears. Additionally, certain of the Company's revenue-generating contracts include non-refundable fees that are generally billed and collected in advance or upon move-in of a resident under the Company's independent living, assisted living, and memory care residency agreements. Amounts of revenue that are collected from residents in advance are recognized as deferred revenue until the performance obligations are satisfied.

The Company had total deferred revenue (included within refundable fees and deferred revenue, and other liabilities within the consolidated balance sheets) of $51.3 million and $53.8 million, including $29.1 million and $29.4 million of monthly resident fees billed and received in advance, as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025, 2024, and 2023 the Company recognized $53.8 million, $48.3 million, and $50.2 million respectively, of revenue that was included in the deferred revenue balance as of January 1, 2025, 2024, and 2023, respectively. The Company applies the practical expedient in ASC 606-10-50-14 and does not disclose amounts for remaining performance obligations that have original expected durations of one year or less.

The following table presents the changes in allowance for credit losses on accounts receivable for the periods indicated.

(in millions)	For the Years Ended December 31,					
		2025		**2024**		**2023**
Balance at beginning of period	$	13.7	$	14.1	$	12.8
Provision within facility operating expense		21.2		19.4		22.6
Write-offs		(21.7)		(21.3)		(22.5)
Recoveries and other		4.3		1.5		1.2
Balance at end of period	$	17.5	$	13.7	$	14.1

6. Property, Plant and Equipment and Leasehold Intangibles, Net

As of December 31, 2025 and 2024, net property, plant and equipment and leasehold intangibles, which include assets under financing leases, consisted of the following.

	As of December 31,	
(in thousands)	2025	2024
Land	$ 544,824	$ 532,719
Buildings and improvements	5,799,937	5,667,855
Furniture and equipment	1,259,410	1,182,026
Resident in-place lease intangibles	260,389	281,041
Construction in progress	35,788	32,965
Assets under financing leases and leasehold improvements	586,496	1,245,791
Property, plant and equipment and leasehold intangibles	8,486,844	8,942,397
Accumulated depreciation and amortization	(4,214,147)	(4,347,996)
Property, plant and equipment and leasehold intangibles, net	$ 4,272,697	$ 4,594,401

Long-lived assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives (or, in certain cases, the shorter of their estimated useful lives or the lease term) and are tested for impairment whenever indicators of impairment arise. Refer to Note 4 for information on impairment expense for property, plant and equipment and leasehold intangibles.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized depreciation and amortization expense on its property, plant and equipment and leasehold intangibles of $355.5 million, $357.8 million, and $342.7 million, respectively.

As of December 31, 2025, eight communities in the Assisted Living and Memory Care segment and one community in the CCRCs segment were classified as held for sale, resulting in $77.2 million of net property, plant and equipment and leasehold intangibles assets being recognized as assets held for sale within the consolidated balance sheet. The closings of the sales of the communities are subject to the satisfaction of various closing conditions, including (where applicable) the receipt of regulatory approvals. There can be no assurance that the transactions will close or, if they do, when the actual closings will occur.

7. Debt

Long-term debt consists of the following.

	December 31,	
(in thousands)	2025	2024
Fixed mortgage notes payable due 2027 through 2047; weighted average interest rate of 4.88% and 4.65%, as of December 31, 2025 and 2024, respectively	$ 2,897,275	$ 2,599,028
Variable mortgage notes payable due 2027 through 2031; weighted average interest rate of 6.18% and 6.89% as of December 31, 2025 and 2024, respectively	1,048,308	1,110,642
Convertible notes payable due October 2026; interest rate of 2.00% as of both December 31, 2025 and 2024	23,297	23,297
Convertible notes payable due October 2029; interest rate of 3.50% as of both December 31, 2025 and 2024	369,445	369,445
Tangible equity units senior amortizing notes due November 2025; interest rate of 10.25% as of December 31, 2024	—	9,449
Deferred financing costs, net	(45,828)	(49,074)
Total long-term debt	4,292,497	4,062,787
Current portion	77,492	40,779
Total long-term debt, less current portion	$ 4,215,005	$ 4,022,008

As of December 31, 2025, the current portion of long-term debt within the Company's consolidated financial statements includes $19.6 million of mortgage notes payable secured by assets held for sale.

As of December 31, 2025, 89.7%, or $3.9 billion of the Company's total debt obligations represented non-recourse property-level mortgage financings.

The annual aggregate scheduled maturities (including recurring principal payments) of long-term debt outstanding as of December 31, 2025 are as follows (in millions).

Year Ending December 31,	Long-term Debt	Weighted Rate
2026	$ 71.1	3.79 %
2027	668.4	4.85 %
2028[(1)]	929.2	5.66 %
2029	824.3	4.31 %
2030	829.2	4.33 %
Thereafter	1,016.1	5.95 %
Total obligations	4,338.3	5.06 %
Less amount representing deferred financing costs, net	(45.8)	
Total	$ 4,292.5	

(1) Includes the maturities of $357.8 million of mortgage debt for which the Company has the option to extend the maturity for two additional terms of one year each subject to the satisfaction of certain conditions.

In 2023, the Company's remaining variable rate mortgage notes payable arrangements indexed to London Interbank Offered Rate ("LIBOR") were modified to reference SOFR rather than LIBOR prospectively after the discontinuance of LIBOR in July 2023. The Company applied the optional expedient provided by ASC 848, *Reference Rate Reform*, for debt contract modifications related to the discontinuation of reference rates to ease the potential burden in accounting for reference rate reform.

2026 Convertible Senior Notes

On October 1, 2021, the Company issued $230.0 million principal amount of 2.00% convertible senior notes due 2026. The 2026 Notes were issued pursuant to, and are governed by, the Indenture dated as of October 1, 2021 by and between the Company and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC) ("EQ") as trustee. The 2026 Notes are the Company's senior unsecured obligations and rank senior in right of payment to any of the Company's indebtedness that is expressly subordinated in right of payment to the 2026 Notes, and equal in right of payment to any of the Company's indebtedness that is not so subordinated. The 2026 Notes are effectively junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) and any preferred equity of current or future subsidiaries of the Company.

The 2026 Notes bear interest at 2.00% per year, payable semi-annually in arrears in cash on April 15 and October 15 of each year. The 2026 Notes will mature on October 15, 2026, unless earlier converted, redeemed, or repurchased in accordance with their terms. Holders of the 2026 Notes may convert all or any portion of their 2026 Notes at their option at any time prior to the close of business on the business day immediately preceding July 15, 2026, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2021 (and only during such calendar quarter), if the last reported sale price of the common stock of the Company for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the common stock of the Company and the conversion rate for the 2026 Notes on each such trading day; (3) if the Company calls any or all of the 2026 Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date, but only with respect to the 2026 Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events. On or after July 15, 2026, holders may convert all or any portion of their 2026 Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, the Company will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock at the Company's election.

The conversion rate for the 2026 Notes is initially 123.4568 shares of the Company's common stock per $1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of approximately $8.10 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following the issuance of a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its 2026 Notes in connection with such a corporate event or who elects to convert any 2026 Notes called (or deemed called) for redemption during the related redemption period in certain circumstances.

The Company may redeem for cash all or (subject to certain limitations) any portion of the 2026 Notes, at the Company's option, on or after October 21, 2024 and prior to the 51st scheduled trading day immediately preceding the maturity date if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes.

The Company has recognized the 2026 Notes in their entirety as a liability on the consolidated balance sheet and no portion of the proceeds from the issuance of the convertible debt instrument was accounted for separately as an embedded conversion feature within stockholders' equity. The 2026 Notes were initially recognized at $223.3 million, which reflects $230.0 million principal amount less the $5.7 million initial purchasers' discount and $1.0 million of debt issuance costs. Subsequent to the Company's convertible notes exchange transactions on October 3, 2024, $23.3 million in aggregate principal amount of the 2026 Notes remain outstanding with the terms unchanged.

Capped Call Transactions

In connection with the offering of the 2026 Notes, the Company entered into privately negotiated capped call transactions ("Capped Call Transactions") with each of Bank of America, N.A., Royal Bank of Canada, Wells Fargo Bank, National Association or their respective affiliates (the "Capped Call Counterparties"). The Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of the Company's common stock that initially underlie the 2026 Notes and initially have an exercise price of $8.10 per share of common stock. The cap price of the Capped Call Transactions is initially approximately $9.90 per share of the Company's common stock, representing a premium of 65% above the last reported sale price of $6.00 per share of the Company's common stock on September 28, 2021, and is subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions are expected generally to reduce or offset potential dilution to holders of the Company's common stock upon conversion of the 2026 Notes and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount of any converted 2026 Notes upon conversion thereof, with such reduction and/or offset subject to a cap based on the cap price.

The Capped Call Transactions are separate transactions entered into by the Company with the Capped Call Counterparties and are not part of the terms of the 2026 Notes. The Capped Call Transactions had a cost of $15.9 million, which was paid on October 1, 2021 from the proceeds of the 2026 Notes. The Company accounted for the Capped Call Transactions separately from the 2026 Notes and recognized the $15.9 million cost as a reduction of additional paid-in capital in the year ended December 31, 2021 as the Capped Call Transactions are indexed to the Company's common stock.

Subsequent to the Company's convertible notes exchange transactions on October 3, 2024, the Capped Call Transactions remain outstanding with the terms unchanged and continue to cover the number of shares of the Company's common stock that initially underlie the $230.0 million initial principal amount of 2026 Notes.

2029 Convertible Senior Notes

On September 30, 2024, the Company entered into privately negotiated exchange and subscription agreements (the "Exchange and Subscription Agreements") with certain holders of the 2026 Notes. On October 3, 2024, pursuant to the Exchange and Subscription Agreements, the Company issued $369.4 million aggregate principal amount of its 2029 Notes. At closing, $219.4 million principal amount of the 2029 Notes were issued in exchange for $206.7 million principal amount of the 2026 Notes and $150.0 million principal amount of the 2029 Notes were issued for cash. As part of such transactions, $29.7 million principal amount of the 2029 Notes were issued in exchange for $28.0 million principal amount of the 2026 Notes in transactions with one holder and its affiliates whom beneficially owned more than 10% of the shares of the Company's common stock as of such date and at closing. The 2029 Notes were issued pursuant to, and are governed by, an Indenture (the "2029 Notes Indenture"), dated as of October 3, 2024 between the Company and EQ as trustee. Following the closing, $23.3 million in aggregate principal amount of the 2026 Notes remain outstanding with the terms unchanged.

The 2029 Notes are the Company's senior unsecured obligations and will rank senior in right of payment to any of its indebtedness that is expressly subordinated in right of payment to the 2029 Notes, and equal in right of payment to any indebtedness that is not so subordinated. The 2029 Notes are effectively junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities (including trade payables) and any preferred equity of current or future subsidiaries of the Company. Under the terms of the 2029 Notes Indenture, subject to certain exceptions, the Company may not incur pari passu indebtedness in an aggregate principal amount exceeding $500.0 million.

The 2029 Notes bear interest at a rate of 3.50% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2025. The 2029 Notes will mature on October 15, 2029, unless earlier converted or repurchased in accordance with their terms. Holders of the 2029 Notes may convert all or any portion of their 2029 Notes at their option at any time prior to the close of business on the business day immediately preceding July 15, 2029, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2024 (and only during such calendar quarter), if the last reported sale price of the common stock of the Company for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of the 2029 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the common stock of the Company and the conversion rate for the 2029 Notes on each such trading day; or (3) upon the occurrence of specified corporate events. On or after July 15, 2029, holders may convert all or any portion of their 2029 Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at its election. Under the 2029 Notes Indenture, the Company will not be obligated to deliver any shares of common stock to any holder upon any conversion of the 2029 Notes whereby such holder would beneficially own a number of shares of Company common stock in excess of 19.9% of the total number of shares of Company common stock issued and outstanding immediately following such conversion.

The conversion rate for the 2029 Notes will initially be 111.1111 shares of common stock per $1,000 principal amount of the 2029 Notes (equivalent to an initial conversion price of approximately $9.00 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its 2029 Notes in connection with such a corporate event.

The Company does not have the right to redeem the 2029 Notes at its election before the maturity date. No sinking fund is provided for the 2029 Notes.

The Company's net cash proceeds from the exchange and issuance transactions, after subtracting fees, discounts, and expenses, were $135.0 million.

The 2029 Notes were initially recognized at the $362.2 million estimated fair value, which reflects $369.4 million principal amount less the $7.2 million discount in the exchange and subscription transactions. The Company recognized a $15.5 million loss on debt extinguishment in the year ended December 31, 2024 for the completed exchange and issuance transactions.

Credit Facilities

In December 2023, the Company amended its revolving credit agreement with Capital One, National Association, as administrative agent and lender and the other lenders from time to time parties thereto. The amended agreement provides an expanded commitment amount of up to $100.0 million which can be drawn in cash or as letters of credit. The credit facility matures in January 2027, and the Company has the option to extend the facility for two additional terms of approximately one year each subject to the satisfaction of certain conditions. Amounts drawn under the facility will bear interest at SOFR plus an applicable margin ranging from 2.5% to 3.0% based upon the percentage of the total commitment drawn. Additionally, a quarterly commitment fee of 0.35% per annum was applicable on the unused portion of the facility as of December 31, 2025. The revolving credit facility is currently secured by first priority mortgages and negative pledges on certain of the Company's communities. Available capacity under the facility will vary from time to time based upon certain calculations related to the appraised value and performance of the communities securing the credit facility and the variable interest rate of the credit facility.

As of December 31, 2025, $1.4 million of letters of credit and no cash borrowings were outstanding under the Company's $100.0 million secured credit facility. The Company also had separate letter of credit facilities providing up to $68.0 million of letters of credit as of December 31, 2025 under which $59.2 million had been issued as of that date.

2025 Mortgage Financing

In February 2025, the Company obtained an aggregate of $130.1 million of debt secured by non-recourse first priority mortgages on five communities. The debt bears interest at a fixed rate of 6.47%, is interest only for the first five years, and matures in March 2035.

In February 2025, the Company obtained $161.0 million of debt secured by first priority mortgages on 36 communities. The loan bears interest at a variable rate based on SOFR plus a margin of 300 basis points, and is interest only for the first year. The debt has an initial three-year term and two one-year extension options, exercisable subject to certain performance criteria, with a final maturity date, including extension options, of February 2030. At the time of closing, the Company repaid $50.0 million of outstanding mortgage debt on 11 communities, which was obtained in February 2024 and held a final maturity date of February 2029.

In December 2025, the Company obtained $245.8 million of debt secured by first mortgages on 17 communities. Approximately 90% of the principal, or $221.2 million, of the loan bears interest at a fixed rate of 5.69%, is interest-only for the first five years, and matures in January 2036. The remaining $24.6 million of the loan bears interest at a variable rate equal to one-month SOFR plus 2.11%, is interest-only for the first three years, and matures in January 2031. In addition to provisions allowing the Company to convert all or a portion of the variable-rate note to a fixed-rate note and subsequently extend the maturity date, the credit facility structure provides future optionality for asset substitutions, borrow-ups, and partial releases.

In December 2025, the Company obtained an aggregate of $146.1 million of debt secured by first mortgages on nine communities. The non-recourse loans bear interest at a fixed rate of 5.48%, are interest-only for the first two years, and mature in January 2033.

At the time of closing of the aforementioned two December 2025 financings, the Company used the loan proceeds and cash on hand to repay $398.9 million of existing mortgage debt which was scheduled to mature in 2026 and 2027.

In December 2025, the Company also completed a non-recourse financing for $205.0 million secured by first mortgages on 16 communities. The loan bears interest at a variable rate equal to the one-month SOFR plus 2.30% and is interest-only for the first three years. The loan is scheduled to mature in December 2028 and has two one-year extension options available to the Company subject to the satisfaction of certain conditions. The financing also contains an option for the Company to obtain up to $20.0 million of additional loan proceeds in the future upon meeting certain requirements in the loan agreement. In connection with this transaction, the Company refinanced $146.8 million of mortgage debt scheduled to mature in 2026.

2024 Mortgage Financing

In September 2024, the Company obtained $182.5 million of debt secured by first priority mortgages on 16 communities. The loan bears interest at a fixed rate of 5.67% and is interest only for the first two years. The debt matures in October 2029. At the closing, the Company repaid $197.1 million of outstanding mortgage debt, which was scheduled to mature in September 2025, using proceeds from the $182.5 million debt and cash on hand.

In December 2024, as part of the acquisition of 11 senior living communities the Company assumed $194.5 million of existing 4.92% fixed-rate agency debt which is scheduled to mature in March 2027.

In December 2024, the Company obtained $344.2 million of debt secured by non-recourse first mortgages on 47 communities, which also continue to secure $433.9 million of additional outstanding mortgages with maturities in 2027 and 2031. The $344.2 million loan bears interest at a fixed rate of 6.14%, is interest only for the first two years, and matures in January 2032. At the closing, the Company repaid $312.5 million of debt under the mortgage facility, which was scheduled to mature in 2027, using proceeds from the $344.2 million loan.

Financial Covenants

Certain of the Company's debt documents contain restrictions and financial covenants, such as those requiring the Company to maintain prescribed minimum liquidity and net worth levels and debt service ratios, and requiring the Company not to exceed prescribed leverage ratios, in each case on a consolidated, portfolio-wide, multi-community, single-community, and/or entity basis. In addition, the Company's debt documents generally contain non-financial covenants, such as those requiring the Company to comply with Medicare or Medicaid provider requirements and maintain insurance coverage.

The Company's failure to comply with applicable covenants, subject to cure provisions in certain instances, could constitute an event of default under the applicable debt documents. Many of the Company's debt documents contain cross-default provisions so that a default under one of these instruments could cause a default under other debt and lease documents (including documents with other lenders and lessors). Furthermore, the Company's mortgage debt is secured by its communities and, in certain cases, a guaranty by the Company and/or one or more of its subsidiaries.

As of December 31, 2025, the Company is in compliance with the financial covenants of its debt agreements.

8. Leases

As of December 31, 2025, the Company operated 178 communities under long-term leases (169 operating leases and 9 financing leases). The substantial majority of the Company's lease arrangements are structured as master leases. Under a master lease, numerous communities are leased through an indivisible lease. In certain cases, the Company guarantees the performance and lease payment obligations of its subsidiary lessees under the master leases. An event of default related to an individual property or limited number of properties within a master lease portfolio may result in a default on the entire master lease portfolio.

The leases relating to substantially all of the Company's leased communities are fixed-rate leases with annual escalators that are fixed. The Company is responsible for all operating costs, including repairs and maintenance, property taxes, and insurance. As of December 31, 2025, the weighted average remaining lease term of the Company's operating and financing leases was 9.9 and 6.3 years, respectively. The leases generally provide for renewal or extension options, or in certain cases, purchase options. As of December 31, 2025, none of the Company's renewal or extension option periods for community leases are included in the lease term for accounting purposes.

The community leases contain other customary terms, which may include assignment and change of control restrictions, maintenance and capital expenditure obligations, termination provisions, and financial covenants, such as those requiring the Company to maintain prescribed minimum liquidity and net worth levels and lease coverage ratios, in each case on a consolidated, portfolio-wide, multi-community, single-community and/or entity basis. In addition, the Company's lease documents generally contain non-financial covenants, such as those requiring the Company to comply with Medicare or Medicaid provider requirements and maintain insurance coverage.

The Company's failure to comply with applicable covenants could constitute an event of default under the applicable lease documents. Many of the Company's lease documents contain cross-default provisions so that a default under one of these instruments could cause a default under other lease and debt documents (including documents with other lessors and lenders). Certain leases contain cure provisions, which generally allow the Company to post an additional lease security deposit if the required covenant is not met. Furthermore, the Company's leases are secured by its communities and, in certain cases, a guaranty by the Company and/or one or more of its subsidiaries.

As of December 31, 2025, the Company is in compliance with the financial covenants of its long-term lease agreements.

A summary of operating and financing lease expense (including the respective presentation on the consolidated statements of operations) and net cash outflows from leases is as follows.

	Years Ended December 31,		
Operating Leases (in thousands)	**2025**	**2024**	**2023**
Facility operating expense	$ 7,968	$ 8,122	$ 7,105
Facility lease expense	200,263	200,587	202,410
Operating lease expense	208,231	208,709	209,515
Operating lease expense adjustment [(1)]	14,349	48,793	45,739
Changes in operating lease assets and liabilities for lessor capital expenditure reimbursements	(32,187)	(16,362)	(9,844)
Operating net cash outflows from operating leases	$ 190,393	$ 241,140	$ 245,410

(1) Represents the difference between the amount of cash operating lease payments and the amount of operating lease expense.

	Years Ended December 31,		
Financing Leases (in thousands)	**2025**	**2024**	**2023**
Depreciation and amortization	$ 4,652	$ 15,275	$ 16,444
Interest expense: financing lease obligations	10,797	27,761	21,950
Financing lease expense	$ 15,449	$ 43,036	$ 38,394
Operating cash outflows from financing leases	$ 10,797	$ 27,761	$ 21,950
Financing cash outflows from financing leases	1,195	1,084	8,473
Changes in financing lease assets and liabilities for lessor capital expenditure reimbursement	(388)	(598)	(475)
Total net cash outflows from financing leases	$ 11,604	$ 28,247	$ 29,948

As of December 31, 2025, the weighted average discount rate of the Company's operating leases was 8.7%.

The aggregate amounts of future minimum lease payments, including community, office, and equipment leases, recognized on the consolidated balance sheet as of December 31, 2025 are as follows (in millions).

Year Ending December 31,	Operating Leases	Financing Leases
2026	$ 184.5	$ 7.1
2027	187.3	6.5
2028	184.5	6.3
2029	187.0	6.3
2030	179.6	6.3
Thereafter	919.9	9.3
Total lease payments	1,842.8	41.8
Imputed interest and variable lease payments	(644.7)	(36.9)
Non-cash gain on future sale of property	—	20.7
Total lease obligations	$ 1,198.1	$ 25.6

9. Tangible Equity Units

During 2022, the Company issued 2,875,000 of its 7.00% tangible equity units (the "Units") at a public offering price of $50.00 per Unit for an aggregate offering of $143.8 million. Each Unit was comprised of a prepaid stock purchase contract and a senior amortizing note with an initial principal amount of $8.8996. During the year ended December 31, 2024, 583,662 of the Units were separated at the election of the holders into the two components, prepaid stock purchase contracts and senior amortizing notes, and the Company delivered 7,549,141 shares of the Company's common stock upon settlement of such prepaid stock purchase contracts. In March 2025, the Company elected to exercise its right to settle the remaining outstanding 2,291,338 prepaid stock purchase contracts, pursuant to the early settlement right in the purchase contract agreement, and the Company delivered 29,636,386 shares of the Company's common stock upon settlement. In November 2025, the Company repaid the remaining outstanding balance of the senior amortizing notes component of the Units. As of December 31, 2025, the Company had no outstanding prepaid stock purchase contracts.

10. Accrued Expenses

Accrued expenses reflected within current liabilities on the Company's consolidated balance sheets consist of the following.

	As of December 31,	
(in thousands)	2025	2024
Employee compensation	$ 121,080	$ 107,710
Insurance liabilities	72,848	72,501
Real estate taxes	25,005	27,300
Interest	18,158	18,175
Utilities	7,716	8,709
Income taxes payable	1,917	2,385
Other	26,670	27,604
Total	$ 273,394	$ 264,384

11. Commitments and Contingencies

Litigation

The Company has been and is currently involved in litigation and claims incidental to the conduct of its business, which it believes are generally comparable to other companies in the senior living and healthcare industries. In addition, the Company has been and currently is involved in putative class action litigation regarding staffing at the Company's communities and compliance with consumer protection laws and the Americans with Disabilities Act (and similar state laws). Certain claims and lawsuits allege large damage amounts, seek injunctive relief, and may require (and have required) significant costs to defend and resolve. The Company took a charge for this litigation of $7.0 million for the year ended December 31, 2024, representing its estimate of the Company's ultimate cost to resolve such litigation, net of estimated probable insurance recoveries. The final outcome of the pending class action litigation is dependent on many factors that are difficult to predict. Accordingly the Company's ultimate cost related to these matters may be materially different than the amount of the Company's current estimate and accruals. The Company continues to vigorously defend against the pending putative class action cases.

The Company maintains general liability, professional liability, excess liability, and other insurance policies in amounts and with coverage and deductibles the Company believes are appropriate, based on the nature and risks of its business, historical experience, availability, and industry standards. The Company's current policies provide for deductibles for each claim and contain various exclusions from coverage. The Company uses its wholly-owned captive insurance company for the purpose of insuring certain portions of its risk retention under its general and professional liability insurance programs. Accordingly, the Company is, in effect, self-insured for claims that are less than the deductible amounts, for claims that exceed the funding level of the Company's wholly-owned captive insurance company, and for claims or portions of claims that are not covered by such policies and/or exceed the policy limits.

The senior living and healthcare industries are continuously subject to scrutiny by governmental regulators, which could result in reviews, audits, investigations, enforcement actions, or litigation related to regulatory compliance matters. In addition, the Company is subject to various government reviews, audits, and investigations to verify compliance with Medicare and Medicaid programs and other applicable laws and regulations. The Centers for Medicare & Medicaid Services has engaged third-party firms to review claims data to evaluate appropriateness of billings. In addition to identifying overpayments, audit contractors can refer suspected violations to government authorities. In addition, states' Attorneys General vigorously enforce consumer protection laws as those laws relate to the senior living industry. An adverse outcome of government scrutiny may result in citations, sanctions, other criminal or civil fines and penalties, the refund of overpayments, payment suspensions, termination of participation in Medicare and Medicaid programs, and damage to the Company's business reputation. The Company's costs to respond to and defend any such audits, reviews, and investigations may be significant.

Other

The Company has employment or letter agreements with certain officers of the Company and has adopted policies to which certain officers of the Company are eligible to participate, which grant these employees the right to receive a portion or multiple of their base salary, pro-rata bonus, bonus, and/or continuation of certain benefits, for a defined period of time, in the event of certain terminations of the officers' employment, as described in those agreements and policies.

12. Self-Insurance

The Company obtains various insurance coverages, including general and professional liability and workers' compensation programs, from commercial carriers at stated amounts as defined in the applicable policy. The Company's current general and professional liability policies provide for deductibles for each claim and contain various exclusions from coverage. The Company uses its wholly-owned captive insurance company for the purpose of insuring certain portions of its risk retention under its general and professional liability insurance programs. Accordingly, the Company is, in effect, self-insured for claims that are less than the deductible amounts, for claims that exceed the funding level of the Company's wholly-owned captive insurance company, and for claims or portions of claims that are not covered by such policies and/or exceed the policy limits. Losses related to self-insured amounts are accrued based on the Company's estimate of expected losses for known claims and projected claims incurred but not yet reported.

As of December 31, 2025 and 2024, the Company accrued liabilities of $129.2 million and $140.0 million, respectively, under the Company's insurance programs, of which $56.3 million and $67.5 million is classified as other liabilities as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company accrued $13.5 million and $13.8 million, respectively, of estimated amounts receivable from the insurance companies under these insurance programs.

The Company has secured self-insured retention risk under its primary workers' compensation programs with restricted cash deposits and other deposits of $3.5 million and $5.7 million and letters of credit of $50.2 million and $57.1 million as of December 31, 2025 and 2024, respectively. Additionally, the Company's wholly-owned captive insurance company had restricted cash and other deposits of $8.2 million and $13.4 million as of December 31, 2025 and 2024, respectively.

13. Stock-Based Compensation

The following table sets forth information about the Company's restricted stock units and stock awards.

(in thousands, except for weighted average amounts)	Number of Restricted Stock Units and Stock Awards	Weighted Average Grant Date Fair Value
Outstanding on January 1, 2023	5,373	$ 6.00
Granted	3,992	2.98
Vested	(2,001)	5.87
Cancelled/forfeited	(961)	5.90
Outstanding on December 31, 2023	6,403	4.17
Granted	2,290	6.36
Vested	(1,892)	4.88
Cancelled/forfeited	(443)	3.93
Outstanding on December 31, 2024	6,358	4.76
Granted	3,390	5.86
Vested	(3,478)	4.96
Cancelled/forfeited	(2,045)	4.91
Outstanding on December 31, 2025	4,225	5.41

As of December 31, 2025, there was $11.9 million of total unrecognized compensation cost related to outstanding, unvested share-based compensation. That cost is expected to be recognized over a weighted average period of 2.1 years and is based on grant date fair value.

As of December 31, 2025 and 2024, the Company's outstanding shares included 28,929 and 27,972 unvested restricted shares, respectively.

During 2025, grants of restricted stock units and stock awards under the Company's 2024 Omnibus Incentive Plan were as follows.

(in thousands, except for weighted average amounts)	Restricted Stock Unit and Stock Award Grants	Weighted Average Grant Date Fair Value	Total Grant Date Fair Value
Three months ended March 31, 2025	2,806	$ 5.12	$ 14,366
Three months ended June 30, 2025	175	$ 6.29	$ 1,100
Three months ended September 30, 2025	13	$ 7.75	$ 100
Three months ended December 31, 2025	396	$ 10.86	$ 4,304

14. Earnings Per Share

Potentially dilutive common stock equivalents for the Company include convertible senior notes, unvested restricted stock, and restricted stock units. Prior to December 31, 2025, the potentially dilutive common stock equivalents for the Company also included warrants and prepaid stock purchase contracts.

As of December 31, 2025, the maximum number of shares issuable upon settlement of the 2026 Notes is 3.9 million (after giving effect to 1.0 million additional shares that would be issuable upon conversion in connection with the occurrence of certain corporate or other events). As of December 31, 2025, the maximum number of shares issuable upon settlement of the 2029 Notes is 55.0 million (after giving effect to 13.9 million additional shares that would be issuable upon conversion in connection with the occurrence of certain corporate or other events). Refer to Note 7 for more information on the 2026 Notes and the 2029 Notes.

On July 26, 2020, the Company issued to Ventas a warrant (the "Warrant") to purchase 16.3 million shares of the Company's common stock, $0.01 par value per share, at a price per share of $3.00. During the year ended December 31, 2024, the Company issued 2.9 million shares of common stock upon the partial exercise of the Warrant by Ventas for 5.2 million shares, net of shares withheld to satisfy the aggregate exercise price. During the year ended December 31, 2025, the Company issued 5.7 million shares of common stock upon the partial exercise of the Warrant by Ventas for the remaining 11.1 million shares, net of shares withheld to satisfy the aggregate exercise price. As of December 31, 2025, the Company had no outstanding warrants.

As of December 31, 2025, the Company had no outstanding prepaid stock purchase contracts. Refer to Note 9 for more information on the prepaid stock purchase contract component of the Units.

Basic earnings per share ("EPS") is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, after giving effect to the weighted average minimum number of shares during the period issuable upon settlement of the prepaid stock purchase contract component of the Units.

	Years Ended December 31,		
(in thousands)	2025	2024	2023
Weighted average common shares outstanding	227,869	195,612	188,023
Weighted average minimum shares issuable under purchase contracts	7,308	31,913	37,186
Weighted average shares outstanding - basic	235,177	227,525	225,209

Diluted EPS includes the components of basic EPS and also gives effect to dilutive common stock equivalents. Diluted EPS reflects the potential dilution that could occur if securities or other instruments that are convertible into common stock were exercised or could result in the issuance of common stock. For the purposes of computing diluted EPS, weighted average shares outstanding do not include potentially dilutive securities that are anti-dilutive under the treasury stock method or if-converted method, and performance-based equity awards are included based on the attainment of the applicable performance metrics as of the end of the reporting period. The Company has the following potentially outstanding shares of common stock, which were excluded from the computation of diluted net income (loss) per share attributable to common stockholders in all periods as a result of the net loss.

	As of December 31,		
(in millions)	2025	2024	2023
2026 Notes at initial conversion rate	2.9	2.9	28.4
Incremental shares issuable upon certain events for 2026 Notes	1.0	1.0	9.9
2029 Notes at initial conversion rate	41.1	41.1	—
Incremental shares issuable upon certain events for 2029 Notes	13.9	13.9	—
Warrants	—	11.1	16.3
Restricted stock and restricted stock units	4.2	6.4	6.4
Incremental shares issuable under purchase contracts	—	5.2	6.5
Total	63.1	81.6	67.5

15. Share Repurchase Program

In 2016, the Company's Board of Directors approved a share repurchase program that authorizes the Company to purchase up to $100.0 million in the aggregate of the Company's common stock. The share repurchase program is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or block trades, or by any combination of these methods, in accordance with applicable insider trading and other securities laws and regulations.

The size, scope, and timing of any purchases will be based on business, market, and other conditions and factors, including price, regulatory, and contractual requirements or consents, and capital availability. The repurchase program does not obligate the Company to acquire any particular amount of common stock and the program may be suspended, modified, or discontinued at any time at the Company's discretion without prior notice. Shares of stock repurchased under the program will be held as treasury shares. The Company temporarily suspended purchases under the share repurchase plan in March 2020.

For the years ended December 31, 2025, 2024, and 2023, there were no repurchases under the share repurchase program. As of December 31, 2025, approximately $44.0 million remains available under the share repurchase program.

16. Retirement Plans

The Company maintains a 401(k) retirement savings plan for all employees that meet minimum employment criteria. Such plan provides that the participants may defer eligible compensation subject to certain Internal Revenue Code maximum amounts. The Company makes matching contributions in amounts equal to 25.0% of the employee's contribution to such plan, for contributions up to a maximum of 4.0% of eligible compensation. An additional matching contribution of 12.5%, subject to the same limit on eligible compensation, may be made at the discretion of the Company based upon the Company's performance. For the years ended December 31, 2025, 2024, and 2023, the Company's expense for such plan was $5.2 million, $4.4 million, and $4.8 million, respectively.

17. Income Taxes

The benefit (provision) for income taxes is comprised of the following:

	Years Ended December 31,		
(in thousands)	2025	2024	2023
Current tax benefit (provision):			
U.S. federal	$ 80	$ 122	$ (183)
U.S. state and local	(1,417)	(1,151)	(1,011)
Total current tax benefit (provision)	(1,337)	(1,029)	(1,194)
Deferred tax benefit (provision):			
U.S. federal	2,511	(3,617)	(7,590)
U.S. state and local[1]	777	—	—
Total deferred tax benefit (provision)	3,288	(3,617)	(7,590)
Total income tax benefit (provision)	$ 1,951	$ (4,646)	$ (8,784)

(1) Prior to the adoption of ASU 2023-09 prospectively for the year ended December 31, 2025, U.S. state and local deferred tax benefit (provision) was presented within the U.S. federal amount.

Reconciliations of the benefit (provision) for income taxes to the amount computed at the U.S. federal statutory tax rate of 21% are as follows.

	For the Year Ended December 31, 2025	
(in thousands)	Amount	Percent of pre-tax loss
U.S. federal statutory tax rate	$ 55,575	21.0 %
U.S. state and local taxes, net of U.S. federal income tax[1]	(640)	(0.2)%
Tax credits	(485)	(0.2)%
Changes in U.S. federal income tax valuation allowance	(48,690)	(18.4)%
Nontaxable or nondeductible items:		
Officers' compensation	(3,342)	(1.3)%
Other	171	0.1 %
Changes in unrecognized tax benefits	67	— %
Other adjustments	(705)	(0.3)%
Effective income tax rate	$ 1,951	0.7 %

(1) State taxes in Texas comprised the majority of this category.

(in thousands)	For the Years Ended December 31,	
	2024	**2023**
Tax benefit (provision) at U.S. statutory rate	$ 41,431	$ 37,848
U.S. state and local taxes, net of U.S. federal income tax	5,125	5,766
Valuation allowance	(47,345)	(49,109)
Convertible debt repurchase premium	(2,745)	—
Stock compensation	(83)	(1,312)
Other	(1,029)	(1,977)
Total	$ (4,646)	$ (8,784)

Income taxes paid (net of refunds received) consisted of the following:

(in thousands)	For the Year Ended December 31, 2025
Texas	$ 997
Oregon	395
All other states	45
Total income taxes paid (net of refunds)	$ 1,437

Significant components of the Company's deferred tax assets and liabilities are as follows.

(in thousands)	As of December 31,	
	2025	**2024**
Deferred income tax assets:		
Operating loss carryforwards	$ 489,929	$ 426,454
Operating lease obligations	300,713	322,612
Tax credits	49,883	50,367
Accrued expenses	44,337	47,467
Financing lease obligations	—	29,524
Intangible assets	5,537	17,103
Investment in unconsolidated ventures	2,943	3,322
Capital loss carryforward	167	—
Other	—	97
Total gross deferred income tax asset	893,509	896,946
Valuation allowance	(578,225)	(521,497)
Net deferred income tax assets	315,284	375,449
Deferred income tax liabilities:		
Operating lease right-of-use assets	(259,117)	(284,594)
Property, plant and equipment	(48,955)	(100,459)
Financing lease obligations	(9,401)	—
Other	(4,127)	—
Total gross deferred income tax liability	(321,600)	(385,053)
Net deferred tax asset (liability)	$ (6,316)	$ (9,604)

A reconciliation of the beginning and ending amounts of the deferred tax valuation allowance is as follows:

Year Ended	Balance at beginning of period	Charged to deferred income tax (benefit) provision	Balance at end of period
December 31, 2023	$ 425,043	$ 49,109 [1] $	474,152
December 31, 2024	$ 474,152	$ 47,345 [1] $	521,497
December 31, 2025	$ 521,497	$ 56,728 [1] $	578,225

(1) Increase to valuation allowance for U.S. federal and state net operating losses and credits.

As of both December 31, 2025 and 2024, the Company had federal net operating loss carryforwards generated in 2017 and prior of approximately $790.8 million, which are available to offset future taxable income from 2026 through 2037. Additionally, as of December 31, 2025 and 2024, the Company had federal net operating loss carryforwards generated after 2017 of $1.2 billion and $0.9 billion, respectively, which have an indefinite life, but with usage limited to 80% of taxable income in any given year. The Company had federal and state capital loss carryforwards of $0.7 million as of December 31, 2025. The Company determined that a valuation allowance was required after consideration of the Company's estimated future reversal of existing timing differences as of December 31, 2025 and 2024. The Company does not consider estimates of future taxable income in its determination due to the existence of cumulative historical operating losses. The Company's valuation allowance as of December 31, 2025 and 2024 was $578.2 million and $521.5 million, respectively.

The Company has recorded valuation allowances of $528.2 million and $471.1 million against its federal and state net operating losses as of December 31, 2025 and 2024, respectively. The Company has recorded a valuation allowance against its federal and state capital loss carryforward of $0.1 million as of December 31, 2025. The Company also recorded a valuation allowance against federal and state credits of $49.9 million and $50.4 million as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Company had gross tax affected unrecognized tax benefits of $18.0 million and $18.1 million, respectively, which, if recognized, would result in an income tax benefit recorded in the consolidated statement of operations and would affect the annual effective tax rate. Interest and penalties related to these tax positions are classified as tax expense in the Company's consolidated financial statements. Total interest and penalties reserved is $0.2 million as of both December 31, 2025 and 2024. As of December 31, 2025, the Company's tax returns for years 2021 through 2024 are subject to future examination by tax authorities. In addition, the net operating losses from prior years are subject to adjustment under examination.

A reconciliation of the unrecognized tax benefits is as follows.

(in thousands)	For the Years Ended December 31,	
	2025	2024
Balance at beginning of period	$ 18,101	$ 18,205
Reductions for tax positions related to prior years	(69)	(104)
Balance at end of period	$ 18,032	$ 18,101

18. Supplemental Disclosure of Cash Flow Information

(in thousands)		For the Years Ended December 31,				
Supplemental Disclosure of Cash Flow Information:		**2025**		**2024**		**2023**
Interest paid	$	238,371	$	243,071	$	231,786
Income taxes paid, net of (refunds)	$	1,437	$	1,051	$	(1,429)
Capital expenditures, net of related payables:						
Capital expenditures - non-development, net	$	170,700	$	186,755	$	216,511
Capital expenditures - development, net		13		637		1,762
Capital expenditures - non-development - reimbursable from lessor		32,575		16,958		10,319
Trade accounts payable		(1,763)		(3,100)		4,613
Net cash paid	$	201,525	$	201,250	$	233,205
Acquisition of assets, net of cash acquired:						
Prepaid expenses and other assets, net	$	—	$	—	$	23
Property, plant and equipment and leasehold intangibles, net	$	1,028	$	277,997	$	6,872
Investment in unconsolidated ventures		—		—		(3,395)
Operating lease right-of-use assets		—		(51,968)		—
Long-term debt		—		(188,634)		—
Operating lease obligations		—		71,016		—
Financing lease obligations		277,208		—		—
Loss on debt modification and extinguishment, net		32,792		—		—
Other liabilities		—		—		(384)
Other non-operating loss (income)		—		—		(2,542)
Net cash paid	$	311,028	$	108,411	$	574
Proceeds from sale of assets, net:						
Prepaid expenses and other assets, net	$	(195)	$	(362)	$	(1,889)
Property, plant and equipment and leasehold intangibles, net		(23,584)		(6,291)		(36,545)
Investment in unconsolidated ventures		—		—		(27,392)
Refundable fees and deferred revenue		—		—		9,347
Other liabilities		—		559		10,690
Non-operating loss (gain) on sale of assets, net		—		(923)		(1,441)
Loss (gain) on sale of communities, net		(2,368)		—		(36,296)
Net cash received	$	(26,147)	$	(7,017)	$	(83,526)

Supplemental Schedule of Non-cash Operating, Investing and Financing Activities:

Non-cash lease transactions, net:						
Property, plant and equipment and leasehold intangibles, net	$	—	$	146,571	$	(51,518)
Operating lease right-of-use assets		13,241		660,756		223,309
Other assets, net		(481)		—		—
Operating lease obligations		(13,252)		(654,352)		(260,611)
Financing lease obligations		—		(152,975)		88,820
Loss (gain) on facility operating lease termination, net		492		—		—
Net	$	—	$	—	$	—

Restricted cash consists principally of escrow deposits for real estate taxes, property insurance, interest rate caps, capital expenditures, and debt service reserves required by certain lenders under mortgage debt agreements, deposits as security for self-insured retention risk under general and professional liability programs, property insurance programs and workers' compensation programs, and regulatory reserves for certain CCRCs. The components of restricted cash are as follows.

	December 31,	
(in thousands)	2025	2024
Current:		
Real estate tax and property insurance escrows	$ 20,156	$ 16,307
Interest rate cap escrows	7,901	16,861
Replacement reserve escrows	4,920	6,452
Other	250	251
Subtotal	33,227	39,871
Non-current:		
Insurance deposits	12,714	17,508
CCRCs escrows	11,710	11,277
Debt service reserve	6,222	2,147
Other	13	112
Subtotal	30,659	31,044
Total	$ 63,886	$ 70,915

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sums to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,	
(in thousands)	2025	2024
Reconciliation of cash, cash equivalents, and restricted cash:		
Cash and cash equivalents	$ 279,122	$ 308,925
Restricted cash - current	33,227	39,871
Restricted cash - non-current	30,659	31,044
Total cash, cash equivalents, and restricted cash	$ 343,008	$ 379,840

19. Segment Information

The Company has three reportable segments: Independent Living; Assisted Living and Memory Care; and CCRCs. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expenses; for which separate financial information is available; and whose operating results are regularly reviewed by the Chief Operating Decision Maker ("CODM") to assess the performance of the individual segment and make decisions about resources to be allocated to the segment. The Company's CODM is its Chief Executive Officer.

Independent Living. The Company's Independent Living segment includes owned or leased communities that are primarily designed for middle to upper income seniors who desire to live in a residential setting that feels like home, without the efforts of ownership. The majority of the Company's independent living communities consist of both independent and assisted living units in a single community, which allows residents to age-in-place by providing them with a broad continuum of senior independent and assisted living services to accommodate their changing needs.

Assisted Living and Memory Care. The Company's Assisted Living and Memory Care segment includes owned or leased communities that offer housing and 24-hour assistance with activities of daily living for the Company's residents. The Company's assisted living and memory care communities include both freestanding, multi-story communities, as well as smaller, freestanding, single story communities. The Company also provides memory care services at freestanding memory care communities that are specially designed for residents with Alzheimer's disease and other dementias.

CCRCs. The Company's CCRCs segment includes large owned or leased communities that offer a variety of living arrangements and services to accommodate a broad spectrum of physical ability and healthcare needs. Most of the Company's CCRCs have independent living, assisted living, memory care, and skilled nursing available on one campus.

All Other. All Other includes communities operated by the Company pursuant to management agreements. Under the management agreements for these communities, the Company receives management fees as well as reimbursement of expenses it incurs on behalf of the owners.

The accounting policies of the Company's reportable segments are the same as those described in the summary of significant accounting policies in Note 2.

The following tables set forth selected segment financial data.

(in thousands)	For the Years Ended December 31,		
	2025	**2024**	**2023**
Revenue and other operating income:			
Independent Living [1][2]	$ 593,813	$ 598,922	$ 564,499
Assisted Living and Memory Care [1][2]	2,103,303	2,038,660	1,968,440
CCRCs [1][2]	345,596	334,468	333,404
All Other [3]	151,354	153,437	149,486
Total revenue and other operating income	3,194,066	3,125,487	3,015,829
Community labor expenses:			
Independent Living	226,323	230,037	221,112
Assisted Living and Memory Care	1,024,260	994,687	979,926
CCRCs	185,795	183,322	192,860
Other facility operating expenses:[4]			
Independent Living	169,944	173,803	158,742
Assisted Living and Memory Care	515,633	510,670	486,197
CCRCs	94,061	90,742	90,963
Total facility operating expenses	2,216,016	2,183,261	2,129,800
Segment operating income:[5]			
Independent Living	197,546	195,082	184,645
Assisted Living and Memory Care	563,410	533,303	502,317
CCRCs	65,740	60,404	49,581
All Other	10,853	10,521	10,161
Total segment operating income	837,549	799,310	746,704
General and administrative expense (including non-cash stock-based compensation expense)	195,141	185,850	178,894
Facility operating lease expense	200,263	200,587	202,410
Depreciation and amortization	355,527	357,788	342,712
Asset impairment	71,349	8,557	40,572
Loss (gain) on sale of communities, net	(2,368)	—	(36,296)
Loss (gain) on facility operating lease termination, net	4,139	—	—
Income (loss) from operations	$ 13,498	$ 46,528	$ 18,412
Total capital expenditures for property, plant and equipment, and leasehold intangibles:			
Independent Living	$ 44,357	$ 48,658	$ 51,188
Assisted Living and Memory Care	121,325	122,384	121,240
CCRCs	18,188	18,214	37,414
Corporate and All Other	19,418	15,094	18,750
	$ 203,288	$ 204,350	$ 228,592

(1) All revenue and other operating income is earned from external third parties in the United States.

(2) During the year ended December 31, 2023, the Company recognized $9.1 million of other operating income from grants from states and other local government sources. The Independent Living, Assisted Living and Memory Care, and CCRCs segments recognized $0.5 million, $8.0 million, and $0.6 million, respectively, in other operating income for the year ended December 31, 2023.

(3) All Other revenue and other operating income includes management fees and reimbursements of costs incurred on behalf of managed communities. For the year ended December 31, 2023, revenue and other operating income includes $0.9 million of revenue earned from unconsolidated ventures in which the Company had an ownership interest.

(4) Other facility operating expenses is primarily comprised of costs for food, utilities, maintenance, real estate taxes, insurance, marketing, paid referral fees, and other costs of operating the Company's communities.

(5) Segment operating income is defined as segment revenues and other operating income less segment facility operating expenses (excluding facility depreciation and amortization) and costs incurred on behalf of managed communities.

The Company does not report total assets by segment because this is not a metric used by the CODM to allocate resources or evaluate segment performance. The Company's total carrying amount of goodwill is included on the Independent Living segment and was $27.3 million as of December 31, 2025, 2024, and 2023.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Our management, under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on the Company's evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. Management reviewed the results of their assessment with our Audit Committee. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in their report which is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K and incorporated herein by reference.

Internal Control Over Financial Reporting

We recently completed the implementation of a new enterprise resource planning system which replaced certain of our existing financial and operating systems. We have made changes to our internal control over financial reporting to address the related processes and systems. Other than the implementation, there has not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   **Other Information**

Insider Adoption or Termination of Trading Arrangements

During the fiscal quarter ended December 31, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

To the extent not set forth herein, the information required by this item is incorporated by reference from the discussions under the headings "Election of Directors," "Corporate Governance," and "Executive Officers" in our Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC by April 30, 2026.

Our Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all employees, directors, and officers, including our principal executive officer, our principal financial officer, our principal accounting officer or controller, or persons performing similar functions, as well as a Code of Ethics for Chief Executive and Senior Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Treasurer, both of which are available on our website at www.brookdaleinvestors.com. Any amendment to, or waiver from, a provision of such codes of ethics granted to a principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions, or to any executive officer or director, will be posted on our website.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference from the discussions under the headings "Director Compensation" and "Executive Compensation" in our Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC by April 30, 2026.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

To the extent not set forth herein, the information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference from the discussion under the heading "Stock Ownership Information" in our Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC by April 30, 2026.

The following table provides certain information as of December 31, 2025 with respect to our equity compensation plans (after giving effect to shares issued and/or vesting on such date).

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a) [1]	Weighted average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [2]	$ 5,261,185	$ —	$ 12,142,972
Equity compensation plans not approved by security holders [3]	—	—	35,936
Total	$ 5,261,185	$ —	$ 12,178,908

(1) The table above includes 88,611 shares issuable pursuant to vested restricted stock units and 5,172,574 shares potentially issuable pursuant to unvested restricted stock units, including 1,065,485 shares that may be issued for performance achievement in excess of target. Pursuant to SEC guidance, the table above excludes an aggregate of 28,929 shares of unvested restricted stock that were outstanding under our 2024 Omnibus Incentive Plan as of December 31, 2025. Our 2024 Omnibus Incentive Plan allows awards to be made in the form of stock options, stock appreciation rights, restricted shares, restricted stock units, unrestricted shares, performance awards, and other stock-based awards.

(2) The number of shares remaining available for future issuance under equity compensation plans approved by security holders consists of 12,142,972 shares remaining available for future issuance under our 2024 Omnibus Incentive Plan, excluding those reported in column (a).

(3) Represents shares remaining available for future issuance under our Director Stock Purchase Plan. Each non-employee director has the opportunity to elect to receive either immediately vested shares (issued pursuant to the Director Stock Purchase Plan) in lieu of up to 50%, or restricted stock units (issued pursuant to the 2024 Omnibus Incentive Plan) in lieu

of up to 100%, of his or her quarterly cash compensation. Under the director compensation program, all cash amounts are payable quarterly in arrears, with payments to be made on April 1, July 1, October 1 and January 1. Any immediately vested shares that a director elected to receive under the Director Stock Purchase Plan were to be issued at the same time that cash payments are made. The number of shares to be issued were to be based on the closing price of our common stock on the date of issuance (i.e., April 1, July 1, October 1 and January 1), or if such date is not a trading date, on the previous trading day's closing price. Fractional amounts were to be paid in cash. In addition, each non-employee director has the opportunity to elect to defer up to 100% of his or her quarterly cash compensation pursuant to the Brookdale Senior Living Inc. Non-Employee Director Deferred Compensation Plan. The Board of Directors initially reserved 100,000 shares of our common stock for issuance under the Director Stock Purchase Plan.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated by reference from the discussions under the headings "Certain Relationships and Related Transactions" and "Director Independence" in our Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC by April 30, 2026.

Item 14.   **Principal Accountant Fees and Services**

The information required by this item is incorporated by reference from the discussion under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm for 2026" in our Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed with the SEC by April 30, 2026.

Item 15. **Exhibits and Financial Statement Schedules**

The following documents are filed as part of this report:

1) Our Audited Consolidated Financial Statements

Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2025 and 2024

Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024, and 2023

Consolidated Statements of Equity (Deficit) for the Years Ended December 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024, and 2023

Notes to Consolidated Financial Statements

All schedules have been omitted because they are not applicable or are not required, or the required information is included in the Consolidated Financial Statements or the notes thereto.

2) Exhibits:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on November 5, 2019).
3.2	Amended and Restated Bylaws of the Company dated October 29, 2019 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on October 29, 2019).
4.1	Form of Certificate for common stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Amendment No. 3) filed on November 7, 2005).
4.2	Description of the Company's securities.
4.3	Indenture, dated as of October 1, 2021, by and among the Company and American Stock Transfer & Trust Company, LLC, as trustee, governing the 2.00% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 1, 2021).
4.4	Form of 2.00% Convertible Senior Notes due 2026 (included in Exhibit 4.3).
4.5	Indenture, dated as of October 3, 2024, between the Company and Equiniti Trust Company, LLC, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 4, 2024).
4.6	Form of 3.50% Convertible Senior Notes due 2029 (included in Exhibit 4.5).
10.1.1	Letter Agreement dated as of July 26, 2020 by and between the Company and Ventas (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2020).††
10.1.2	Amended and Restated Master Lease and Security Agreement dated as of July 26, 2020 by an among certain subsidiaries of the Company as Tenant and certain subsidiaries of Ventas as Landlord (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2020).††
10.1.3	Amended and Restated Guaranty dated as of July 26, 2020 by and among the Company as Guarantor, certain subsidiaries of the Company as Tenant, and Ventas and certain of its subsidiaries (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2020).††
10.1.4	Amendment No. 1 dated as of December 18, 2024 to Amended and Restated Guaranty by and among the Company as Guarantor, certain subsidiaries of the Company as Tenant, and Ventas and certain of its subsidiaries (incorporated by reference to Exhibit 10.1.6 to the Company's Annual Report on Form 10-K filed on February 19, 2025).

10.1.5	Amendment No. 1 dated effective April 15, 2021 to Amended and Restated Master Lease and Security Agreement by and between certain affiliates of the Company as Tenant and certain subsidiaries of Ventas as Landlord (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2021).†
10.1.6	Amendment No. 2 dated effective July 12, 2021 to Amended and Restated Master Lease and Security Agreement by and between certain affiliates of the Company as Tenant and certain subsidiaries of Ventas as Landlord (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2021).†
10.1.7	Amendment No. 3 dated effective July 15, 2022 to Amended and Restated Master Lease and Security Agreement by and between certain affiliates of the Company as Tenant and certain subsidiaries of Ventas as Landlord (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 8, 2022).†
10.1.8	Amendment No. 4 dated effective October 23, 2023 to Amended and Restated Master Lease and Security Agreement by and between certain affiliates of the Company as Tenant and certain subsidiaries of Ventas as Landlord (incorporated by reference to Exhibit 10.1.9 to the Company's Annual Report on Form 10-K filed on February 21, 2024).††
10.1.9	Amendment No. 5 dated effective December 18, 2024 to Amended and Restated Master Lease and Security Agreement by and between certain affiliates of the Company as Tenant and certain subsidiaries of Ventas as Landlord (incorporated by reference to Exhibit 10.1.11 to the Company's Annual Report on Form 10-K filed on February 19, 2025).††
10.1.10	Amendment No. 6 dated effective October 27, 2025 to Amended and Restated Master Lease and Security Agreement by and between certain affiliates of the Company as Tenant and certain subsidiaries of Ventas as Landlord.††
10.2.1	Master Credit Facility Agreement (Senior Housing) dated as of August 31, 2017, by and between Jones Lang LaSalle Multifamily, LLC and the Company's subsidiaries named as borrowers therein (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 7, 2017).†
10.2.2	Amendment No. 1 to Master Credit Facility Agreement (Senior Housing) dated as of November 1, 2018, by and between Jones Lang LaSalle Multifamily LLC and the Company's subsidiaries named as borrowers therein (incorporated by reference to Exhibit 10.2.2 to the Company's Annual Report on Form 10-K filed on February 21, 2024).
10.2.3	Reaffirmation, Joinder and Second Amendment to Master Credit Facility Agreement (Seniors Housing) dated as of December 15, 2023, by and between JLL Real Estate Capital, LLC, Fannie Mae and the Company's subsidiaries named as borrowers therein (incorporated by reference to Exhibit 10.2.3 to the Company's Annual Report on Form 10-K filed on February 21, 2024).†
10.2.4	Reaffirmation, Joinder and Third Amendment to Master Credit Facility Agreement (Seniors Housing) dated as of December 20, 2024, by and between JLL Real Estate Capital, LLC, Fannie Mae and the Company's subsidiaries named as borrowers therein (incorporated by reference to Exhibit 10.1.11 to the Company's Annual Report on Form 10-K filed on February 19, 2025).††
10.3	Amended and Restated Employment Agreement dated November 3, 2021 by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 4, 2021).*
10.4.1	Amended and Restated Brookdale Senior Living Inc. 2014 Omnibus Incentive Plan (the "2014 Omnibus Incentive Plan") (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 29, 2019).*
10.4.2	Amendment No. 1 to 2014 Omnibus Incentive Plan effective February 12, 2020 (incorporated by reference to Exhibit 10.6.2 to the Company's Annual Report on Form 10-K filed on February 19, 2020).*
10.4.3	Amendment No. 2 to 2014 Omnibus Incentive Plan effective January 26, 2022 (incorporated by reference to Exhibit 10.4.3 to the Company's Annual Report on Form 10-K filed on February 15, 2022).*
10.5	Form of Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan (2022 Time-Based Form for Executive Officers) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022).*
10.6	Form of Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan (2022 Performance-Based Form for Executive Officers) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022).*

10.7	Form of Outside Director Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2016).*
10.8	Amended and Restated Tier I Severance Pay Policy dated August 5, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2025).*
10.9	Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan dated as of February 15, 2023, by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2023).*
10.10	Form of Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan (2023 Time-Based Form for Executive Officers other than CEO) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2023).*
10.11	Performance-Based Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan dated as of February 15, 2023, by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2023).*
10.12	Form of Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan (2023 Performance-Based Form for Executive Officers other than CEO) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2023).*
10.13	Performance-Based Cash Award Agreement dated as of February 15, 2023, by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2023).*
10.14	Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan dated as of February 15, 2024, by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2024).††*
10.15	Form of Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan (2024 Time-Based Form for Executive Officers other than CEO) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2024).*
10.16	Performance-Based Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan dated as of February 15, 2024, by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2024).††*
10.17	Form of Restricted Stock Unit Agreement under the 2014 Omnibus Incentive Plan (2024 Performance-Based Form for Executive Officers other than CEO) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2024).†*
10.18	Offer Letter Agreement dated as of January 12, 2023 by and between the Company and Dawn L. Kussow (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2023).*
10.19	Brookdale Senior Living Inc. 2024 Omnibus Incentive Plan (the "2024 Omnibus Incentive Plan") (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 20, 2024).*
10.20	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on February 28, 2011).*
10.21	Summary of Brookdale Senior Living Inc. Director Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on June 30, 2009).*
10.22	Non-Employee Director Deferred Compensation Plan dated December 12, 2022 (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed on February 22, 2023).*
10.23	Form of Restricted Share Agreement under the 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed on February 19, 2025).*
10.24	Form of Outside Director Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K filed on February 19, 2025).*
10.25	Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan dated as of February 13, 2025, by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2025).*
10.26	Form of Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan (2025 Time-Based Form for Executive Officers other than CEO) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2025).*

10.27	Performance-Based Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan dated as of February 13, 2025, by and between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2025).††*
10.28	Form of Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan (2025 Performance-Based Form for Executive Officers other than CEO) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2025).††*
10.29	Restricted Stock Unit Agreement under the Brookdale Senior Living Inc. 2024 Omnibus Incentive Plan dated as of April 27, 2025, by and between the Company and Denise W. Warren (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 7, 2025).*
10.30	Employment Agreement dated October 1, 2025 by and between the Company and Nikolas W. Stengle (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 2, 2025).††*
10.31	Form of Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan dated as of October 6, 2025, by and between the Company and Nikolas W. Stengle (Performance-Based Awards).††*
10.32	Form of Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan dated as of October 6, 2025, by and between the Company and Nikolas W. Stengle (Time-Based Awards).*
19	Brookdale Senior Living Inc. Insider Trading Policy (incorporated by reference to Exhibit 19 to the Company's Annual Report on Form 10-K filed on February 21, 2024).
21	Subsidiaries of the Registrant.
23	Consent of Ernst & Young LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Brookdale Senior Living Inc. Clawback and Forfeiture Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed on February 21, 2024).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (included in Exhibit 101).

* Management Contract or Compensatory Plan

† Schedules and exhibits have been omitted pursuant to Item 601 of Regulation S-K. The Company hereby undertakes to furnish supplementally a copy of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

†† Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKDALE SENIOR LIVING INC.

By:	/s/ Nikolas W. Stengle
Name:	Nikolas W. Stengle
Title:	Chief Executive Officer
Date:	February 19, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Denise W. Warren Denise W. Warren	Non-Executive Chairman of the Board	February 19, 2026
/s/ Nikolas W. Stengle Nikolas W. Stengle	Chief Executive Officer and Director (Principal Executive Officer)	February 19, 2026
/s/ Dawn L. Kussow Dawn L. Kussow	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 19, 2026
/s/ Jordan R. Asher Jordan R. Asher	Director	February 19, 2026
/s/ Claudia N. Drayton Claudia N. Drayton	Director	February 19, 2026
/s/ Mark Fioravanti Mark Fioravanti	Director	February 19, 2026
/s/ Victoria L. Freed Victoria L. Freed	Director	February 19, 2026
/s/ Joshua Hausman Joshua Hausman	Director	February 19, 2026
/s/ Elizabeth B. Mace Elizabeth B. Mace	Director	February 19, 2026
/s/ Lee S. Wielansky Lee S. Wielansky	Director	February 19, 2026

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nikolas W. Stengle, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brookdale Senior Living Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2026   /s/ Nikolas W. Stengle
                                                                 Nikolas W. Stengle
                                                                 Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dawn L. Kussow, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brookdale Senior Living Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2026   /s/ Dawn L. Kussow
                                                              Dawn L. Kussow
                                                              Executive Vice President and Chief Financial
                                                              Officer

EXHIBIT 32

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL
OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Brookdale Senior Living Inc. (the "Company") for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Nikolas W. Stengle, as Chief Executive Officer of the Company, and Dawn L. Kussow, as Executive Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Nikolas W. Stengle

Name:	Nikolas W. Stengle
Title:	Chief Executive Officer
Date:	February 19, 2026

/s/ Dawn L. Kussow

Name:	Dawn L. Kussow
Title:	Executive Vice President and Chief Financial Officer
Date:	February 19, 2026

[THIS PAGE INTENTIONALLY LEFT BLANK]

Board of Directors

Denise W. Warren, Non-Executive Chairman of the Board
Former Executive Vice President and Chief Operating Officer,
WakeMed Health & Hospitals

Nikolas W. Stengle, Director
Chief Executive Officer,
Brookdale Senior Living Inc.

Dr. Jordan R. Asher, Director* [1, 2]
Former Executive Vice President and Chief Clinical Officer,
Sentara Healthcare

Claudia N. Drayton, Director [1]
Former Chief Financial Officer,
Quantum-Si Incorporated

Mark Fioravanti, Director [1, 2]
President and Chief Executive Officer,
Ryman Hospitality Properties, Inc.

Victoria L. Freed, Director [4]
Senior Vice President of Sales, Trade Support and Service,
Royal Caribbean International

Joshua Hausman, Director [3, 4]
Managing Partner,
MHJ Capital Partners

Elizabeth B. Mace, Director [3, 4]
Former Chief Economist and Director of Research and Analytics,
National Investment Center for Seniors Housing & Care (NIC)

Lee S. Wielansky, Director [2, 3]
Chairman and Chief Executive Officer,
Opportunistic Equities

1. Audit Committee
2. Compensation Committee
3. Investment Committee
4. Nominating and Corporate Governance Committee
* Not standing for re-election at 2026 Annual Meeting

Executive Officers

Nikolas W. Stengle
Chief Executive Officer

Dawn L. Kussow
Executive Vice President and Chief Financial Officer

Mary Sue Patchett
Executive Vice President and Chief Operating Officer

Jaclyn C. Pritchett
Executive Vice President and Chief Human Resources Officer

Chad C. White
Executive Vice President, General Counsel and Secretary

Corporate Data

Corporate Office
105 Westwood Place
Brentwood, TN 37027
(615) 221-2250
brookdale.com

Transfer Agent
Equiniti Trust Company, LLC
PO Box 500
Newark, NJ 07101
(844) 417-2305
helpAST@equiniti.com

Stock Listing
NYSE: BKD
Brookdale Investor Relations Contact
Michael Grant
(615) 564-8104

Independent Registered Public Accounting Firm
Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606

2026 Annual Meeting
June 22, 2026 | 9:00 a.m. CDT
Brookdale Senior Living
105 Westwood Place
Brentwood, TN 37027
(615) 221-2250

Governance
Brookdale's corporate governance guidelines, code of
business conduct and ethics, the charters of the principal
board committees and other governance information can
be accessed through the Investor Relations portion of its
website, brookdaleinvestors.com.

273 registered record holders as of April 24, 2026



1687400 CB

©2026 Brookdale Senior Living Inc. All rights reserved.
BROOKDALE SENIOR LIVING and BROOKDALE HEALTHPLUS
are registered trademarks of Brookdale Senior Living Inc.

For more information, visit our website: **brookdale.com**